Form 10-K, Exhibit 13
period 1995-06-30
WMS INDUSTRIES INC /DE/
filed 1995-09-22
CIK 350077

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL INFORMATION

Selected Financial Data                       10

Management's Discussion                       11

Market for Company's Common Stock
and Related Security-Holder Matters           15

Report of Independent Auditors                15

Consolidated Balance Sheets                   16

Consolidated Statements of Income             17

Consolidated Statements of Changes
in Stockholders' Equity                       18

Consolidated Statements of Cash Flows         19

Notes to Consolidated Financial Statements    20

Quarterly Financial Information               27

Industry Segments                             28

WMS Industries Inc.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts)



----------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA   June 30,      1995      1994      1993      1992          1991
----------------------------------------------------------------------------------------------------
Revenues                                        $385,372  $358,213  $331,129  $227,008      $161,188
----------------------------------------------------------------------------------------------------
Income from operations                            33,873    49,288    52,455    29,235        16,616
----------------------------------------------------------------------------------------------------
Income before tax provision, minority
  interests and extraordinary item                33,958    46,346    49,664    25,382         9,471
----------------------------------------------------------------------------------------------------
Provision for income taxes                        11,841    13,266    15,623     1,750            --
----------------------------------------------------------------------------------------------------
Income before extraordinary item                  19,207    28,483    30,709    25,015         8,872
----------------------------------------------------------------------------------------------------
Net income                                        19,207    28,483    30,709    25,015        10,856
====================================================================================================
Income per common share
  Income before extraordinary item              $    .80     $1.19     $1.31     $1.21/1/   $    .52/1/
  Net income                                         .80      1.19      1.31      1.21           .64
====================================================================================================
Shares used in calculating per share amounts      24,102    24,016    23,374    20,631        17,046
====================================================================================================


SELECTED BALANCE SHEET DATA

Total assets                                    $386,066  $343,141  $306,875  $225,187  $121,358
------------------------------------------------------------------------------------------------
Working capital                                  139,333   143,990   163,668    75,131     7,836
------------------------------------------------------------------------------------------------
Long-term debt, including current maturities      88,241    92,809    93,569    45,191    54,475
------------------------------------------------------------------------------------------------
Stockholders' equity                             208,571   181,472   152,475   115,386    22,522
================================================================================================

/1/ On July 1, 1990 the Company had a net operating loss carryforward for tax purposes and could not recognize the expected future tax benefits from these loss carryforwards under SFAS 109. The tax benefits from the net operating loss carryforwards were recognized in the years ended June 30, 1991 and 1992 resulting in no provision for income taxes in fiscal 1991 and a significantly reduced provision for income taxes in 1992. Income per share before extraordinary item would have been $.82 and $.47 for fiscal 1992 and 1991, respectively, if they were calculated on a fully taxed basis comparable to subsequent years.

WMS Industries Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION

Cash flows from operating, investing and financing activities during fiscal 1995 resulted in net cash provided of $11,725,000 as compared with net cash used of $3,690,000 during fiscal 1994. Cash flow provided by operating activities was $29,199,000 during fiscal 1995 as compared with $34,599,000 during fiscal 1994. The principal reason for the decrease was lower net income in fiscal 1995.

  Investing cash flows included the purchase of property, plant and equipment during fiscal 1995 of $19,474,000 as compared with $18,913,000 during fiscal 1994. The asset additions in fiscal 1995 were primarily at the amusement games business. In fiscal 1994, $14,431,000 of cash was utilized for the acquisition of Tradewest. Investing cash flows in fiscal 1995 included the net sale of short-term investments of $15,037,000 and 1994 includes the net purchase of noncurrent and short-term investments of $4,108,000.

  Cash used by financing activities was $5,314,000 for fiscal 1995 compared with cash provided of $8,130,000 for fiscal 1994. Fiscal 1995 included $37,000 received from the exercise of stock options compared to $10,248,000 in fiscal 1994. The proceeds from long-term debt in fiscal 1994 were used for the purchase of property, plant and equipment at the hotel/casino businesses.

  See the Consolidated Statements of Cash Flows on page 19 for further details on cash flow items.

  The Condado Plaza has a $2,000,000 bank line of credit available which was fully utilized at June 30, 1995 and the El San Juan has a $1,000,000 bank line of credit available which was unused at June 30, 1995. Condado Plaza and El San Juan long-term debt agreements provide that advances, dividends and other payments to the owners are to be based on defined levels of cash flow from the respective hotel/casino whereas Williams Hospitality is permitted to make advances and pay dividends in an amount aggregating $1,800,000 per year as well as additional amounts approved by the lender. During fiscal 1995 Williams Hospitality paid dividends of $2,060,000. Management does not have a present intention to pay additional dividends from the hotel/casino businesses to the parent except for future payments of dividends by Williams Hospitality. Management believes that cash flow from hotel/casino operations will be adequate to pay their long-term debt as it becomes due and provide for the normal planned capital additions.

  WMS Industries Inc. has an uncollateralized bank line of credit which provides for borrowing up to $25,000,000 or for WMS and its U.S. operating subsidiaries to have letters of credit up to $25,000,000 outstanding. The letter of credit availability was increased to $75,000,000 through December 31, 1995. At June 30, 1995 there were no borrowings from the line of credit but there were outstanding letters of credit totaling $10,200,000. Interest on the initial borrowings will be at a short-term Eurodollar rate plus .75%. Management believes that cash flow from operations, cash and cash equivalents, short-term investments and amounts available under the line of credit will be adequate to fund the fluctuating level of inventories and receivables required in the operation of the business and provide for the growth and expansion of the business including the home video game business and gaming devices.


RESULTS OF OPERATIONS

1995 Compared With 1994

Segment data discussed below is taken or derived from segment disclosures in
Note 15 to the Consolidated Financial Statements.

  Consolidated revenues increased 7.5% from $358,213,000 in fiscal 1994 to $385,372,000 in fiscal 1995. Revenues of the amusement games business increased 11.2% to $314,494,000 in fiscal 1995. The principal reason amusement games revenues increased was from sales of video game cartridges into the home video game market (home video software creator and publisher Tradewest was acquired in April 1994) and $27,000,000 from licensing the distribution of home video games for use on multipurpose home computers, licensing certain foreign distribution of home video games and certain other licensing revenues. Fiscal 1994 included approximately $13,000,000 in net revenues from the Company's business arrangements with Nintendo of America and Nintendo Co. Ltd. of Japan and certain other licensing revenues. Coin operated amusement games revenues, after excluding the Nintendo business arrangements net revenue from fiscal 1994, decreased 2% in fiscal 1995 compared to fiscal 1994. This decrease was due to a 24% decrease in pinball sales, caused by a soft market, substantially offset by a 21% increase in coin operated video game sales and increased video lottery terminal unit sales.

  Gross profit (excluding depreciation) of the amusement games business increased in fiscal 1995 to $72,533,000 (23.1% of amusement games business revenues) compared with $64,931,000 (22.9% of such revenues) in fiscal 1994. Excluding the increase in gross profit resulting from the licensing of the distribution of home video games mentioned above, gross profit from the amusement game business in fiscal 1995 would have been $48,933,000 (17.0% of comparable revenues).

WMS Industries Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED


Excluding the effects of the Nintendo arrangements and certain other licensing revenues mentioned above, fiscal 1994 gross profit would have been $51,931,000 (19.3% of comparable revenues). This decrease was primarily due to approximately $3,300,000 in royalties payable to the external developer of one coin operated video game sold during fiscal 1995 and a planned increase of $6,601,000 in research and development expense to $26,779,000 in fiscal 1995 from $20,178,000 in fiscal 1994. The increased research and development expenses include that of the home video game business and expenses associated with the Company's development of gaming products and interactive networked video games, the benefits of which are expected to be realized in future periods.

  Operating profit of the amusement games business on a segment basis decreased to $38,833,000 in fiscal 1995 from $45,012,000 in fiscal 1994. This was primarily due to the decrease in gross profit as discussed above coupled with increased selling and administrative and depreciation expenses. The increase in selling and administrative expense of the amusement games business was primarily caused by $1,500,000 of higher selling and administration expense for gaming products and $8,900,000 of higher selling and administrative expense in the home video game business for a full year in fiscal 1995. The home video game business is expected to incur higher selling expense as a percent of sales than the coin operated games business and is expected to generate a higher gross profit as a percentage of sales to more than offset the increased selling cost, which did not materialize during fiscal 1995. The increase in depreciation and amortization expense of the amusement game business of $1,600,000 was primarily from the home video game business.

  Condado Plaza revenues were $57,530,000 in fiscal 1995 compared to $62,600,000 in fiscal 1994. Net casino revenue (casino revenues minus casino promotional allowances) decreased by $3,469,000 or 16.4% due to a reduced casino handle and a lower win percentage. Hotel revenues were slightly below fiscal 1994 due primarily to a lower average room rate and a lower occupancy rate.

  The Condado Plaza's profit before selling and administrative expense (excluding depreciation) decreased to $17,746,000 (30.8% of the Condado Plaza revenues) in fiscal 1995 from $22,957,000 (36.7% of the Condado Plaza revenues) in fiscal 1994. The decrease was due to lower revenues as explained above and increased operating expenses including emergency water cost required during the drought early in fiscal year 1995.

  The Condado Plaza on a segment basis had an operating loss of ($1,465,000) for fiscal 1995 compared with operating profit of $4,473,000 in fiscal 1994. The decrease was primarily due to the same reason as for the $5,211,000 decrease in profit before selling and administrative expense but further reduced by increased administrative expense, in part from higher insurance expense.

  Williams Hospitality revenues (before intersegment elimination) increased to $17,350,000 in fiscal 1995 from $16,795,000 in fiscal 1994. This increase was primarily from including El Conquistador management fees for an entire year in fiscal 1995 compared to only eight months in fiscal 1994. Management fees from the Condado Plaza and El San Juan were lower during fiscal 1995 compared to fiscal 1994 because of their reduced revenue and level of operations. Williams Hospitality operating profit on a segment basis decreased to $9,174,000 in fiscal 1995 from $9,472,000 in fiscal 1994. The decrease was primarily due to increased administrative and amortization expense more than offsetting the increased revenues.

  Consolidated selling and administrative expense increased primarily as a result of the selling and administrative expenses of the home video game business, higher selling and administrative expenses for gaming products and increased insurance expense at the Condado Plaza.

  Consolidated depreciation and amortization increased due to the acquisition of Tradewest in April 1994 and equipment additions at the amusement game business.

  The equity in loss of nonconsolidated affiliates was ($7,003,000) in fiscal 1995 as compared with ($3,534,000) in fiscal 1994. The increased loss was primarily due to an increase in the Company's equity in net loss from the newly opened El Conquistador Hotel and Casino that was ($5,803,000) in fiscal 1995 compared with ($2,311,000) in fiscal 1994, representing only five months of operations. Like most resort properties El Conquistador is expected to report losses in its early years, but the Company's 23.3% equity in the losses are expected to be partially offset by the Company's 62% interest in the management fees earned during the year by Williams Hospitality from El Conquistador. The 50% equity in the loss of the El San Juan was ($1,200,000) in fiscal 1995 compared to equity in loss of ($1,223,000) in fiscal 1994. The El San Juan's results were relatively flat, notwithstanding a 21.6% decline in casino revenues and a small decline in hotel revenues, due to decreased operating expenses resulting from cost reduction activities.

  Income from operations was $33,873,000 in fiscal 1995 as compared with $49,288,000 in fiscal 1994. The reduction was from both lower operating profit of the hotel/casino business

(including equity in loss of nonconsolidated affiliates) resulting in a decrease of $9,735,000 and decreased operating profits of the amusement game business as described above.

  Consolidated interest and other income increased primarily due to increased income on short-term and cash equivalent investments.

  The fiscal 1995 provision for income taxes reflects federal, Puerto Rico and state income taxes and results in an effective rate of 34.9% compared with 28.6% in fiscal 1994. The increase in effective rate was because the loss at the Condado Plaza in fiscal 1995 had no tax benefit and a partial federal tax on certain Puerto Rico income as a result of a tax law change.

  Minority interests decreased primarily due to lower net income of Williams Hospitality and the Company's additional ownership percentage in Williams Hospitality.

  Fiscal 1995 net income was $19,207,000, $.80 per share, in comparison to $28,483,000 ($1.19 per share) in fiscal 1994. Net income for fiscal 1995 includes $14,562,000, ($.60 per share) relating to licensing the distribution of video games for use on multipurpose home computers, certain foreign distribution of home video games and certain other licensing revenue as mentioned above. Net income for fiscal 1994 includes $8,320,000 ($.35 per share) from the business arrangements with Nintendo of America and Nintendo Co. Ltd. of Japan and certain other licensing revenues noted above. The decline in fiscal 1995 net income was due to a net loss in the hotel/casino business resulting in a reduction of consolidated net income of $6,022,000, $.25 per share, and lower operating results of the amusement game business, as described above, which includes a net loss from the home video game business after excluding licensing net revenue. Higher research and development expense and gaming products selling and administrative expense in fiscal 1995 also decreased net income, the benefits of which are expected to be realized in future periods.


1994 Compared With 1993

Consolidated revenues increased from $331,129,000 in fiscal 1993 to $358,213,000 in fiscal 1994. Revenues of the amusement games business increased 8.6% to $282,733,000 in fiscal 1994. The increase in amusement games revenues was primarily due to an 18% increase in video arcade game sales, increased video lottery terminal sales, increased royalty income from the license of the Company's video arcade games for the home video game cartridge market and approximately $13,000,000 of net revenue received from the Company's business arrangements with Nintendo of America and Nintendo Co. Ltd. of Japan and certain other licensing revenue, offset in part by a 13.9% decline in pinball game sales. The decline in pinball sales resulted from a 21% decrease in unit sales offset by an increase in the average sales price. During fiscal 1994 the average sales price of a pinball game increased 10% but did not increase as fast as the costs to manufacture an average pinball game increased. The fiscal 1994 pinball models generally have wider play fields with more playing devices that have increased manufacturing costs.

  Gross profit (excluding depreciation) of the amusement games business increased in fiscal 1994 to $64,931,000 (22.9% of amusement games business revenues) from $59,265,000 (22.8% of amusement games business revenues) in fiscal 1993. The increase resulted primarily from increased revenues as explained above offset in part by a lower margin percentage on pinball sales for fiscal 1994 compared to fiscal 1993. In fiscal 1994 gross profit of the amusement games business absorbed a $6,409,000 increase in research and development expense incurred, in part, to expand the Company's future product base including gaming devices, interactive video games and home video games, the benefits of which are expected to be realized in future periods as these new businesses come on line. Operating profit of the amusement games business on a segment basis increased to $45,012,000 in fiscal 1994 from $43,220,000 in fiscal 1993. This was primarily due to the same reasons as the increase in gross profit described above but reduced by increased selling and administrative expense and depreciation expense. These expenses increased, in part, because of continued start-up costs of the gaming device business.

  Condado Plaza revenues were $62,600,000 in fiscal 1994 compared to $64,813,000 in fiscal 1993. The decrease was primarily due to reduced food and beverage revenues of $1,493,000 from the group and banquet areas and reduced net casino revenues (casino revenues minus casino promotional allowances) of $1,325,000 because of reduced casino handle.

  The Condado Plaza's profit before selling and administrative expense (excluding depreciation) decreased to $22,957,000 (36.7% of the Condado Plaza revenues) in fiscal 1994 from $23,694,000 (36.6% of the Condado Plaza revenues) in fiscal 1993 because of the decline in revenue explained above exceeding the net reduction in costs. The operating profit of the Condado Plaza on a segment basis decreased to $4,473,000 in fiscal 1994 from $6,759,000 for fiscal 1993. The decrease was primarily as described above and from the increase in administrative expense resulting from higher insurance costs.

WMS Industries Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED


  Williams Hospitality revenues increased to $16,795,000 (before intersegment elimination) in fiscal 1994 from $9,874,000 in fiscal 1993. This increase was primarily from increased fees for certain centralized services provided to the Company's affiliated hotel/casino properties and from management fees earned from the newly opened El Conquistador Hotel and Casino. Williams Hospitality operating profit on a segment basis increased to $9,472,000 in fiscal 1994 from $7,403,000 in fiscal 1993. The increase was less than the increase in revenues due to the additional cost incurred for centralized services.

  Consolidated selling and administrative expense in fiscal 1994 was $32,848,000 or 9.1% of consolidated revenues as compared with $26,784,000 or 8.1%. The increase was primarily as a result of growth at the amusement games business and its previously mentioned start-up costs, increased insurance cost at the Condado Plaza and higher general corporate expenses.

  Consolidated depreciation and amortization expense increased primarily due to equipment additions at the amusement game business.

  The equity in loss of nonconsolidated affiliates was ($3,534,000) in fiscal 1994 as compared with equity in loss (before the extraordinary charge) of nonconsolidated affiliate of ($135,000) in fiscal 1993. This unfavorable difference was due to both equity in net loss from the newly opened El Conquistador Hotel and Casino and equity in net loss from the El San Juan. The equity in net loss of the El San Juan was ($1,223,000) in fiscal 1994 compared to equity in net loss (before the extraordinary charge) of ($135,000) in fiscal 1993. The unfavorable difference was due to increased casino expenses including higher bad debt expense and higher casino special guest expense coupled with a lower win percentage in the casino. The equity in loss of the El Conquistador was ($2,311,000) in fiscal 1994. El Conquistador opened for business in November 1993 and the first five months of operations included certain start-up costs. Like most resort properties El Conquistador is expected to report losses in its early years but the Company's 23.3% equity in the losses are expected to be offset by the Company's 62% interest in the management fees earned by Williams Hospitality from El Conquistador.

  Income from operations was $49,288,000 in fiscal 1994 as compared with $52,455,000 in fiscal 1993. The reduction was primarily from decreased operating profit of hotel/casino operations (including equity in loss of nonconsolidated affiliates), offset in part by a modest increase in operating profit of the amusement games business.

  Consolidated interest and other income-net increased primarily due to increased income on short-term investments and the absence of the 1993 charge of $601,000 for the El San Juan retirement of debt. See note 3 to Notes to Consolidated Financial Statements.

  Consolidated interest expense increased $1,532,000 primarily from the interest expense on 53/4% convertible debentures that were sold on December 1, 1992 resulting in interest expense on the debentures for seven months in fiscal 1993 in comparison to twelve months in fiscal 1994.

  The fiscal 1994 provision for income taxes reflects federal, Puerto Rico and state income taxes and results in an effective rate of 28.6% compared with 31.5% in fiscal 1993. The decrease in effective rate was primarily due to foreign sales corporation benefits and increased utilization of capital loss carry forwards, offset in part by the 1 percentage point increase in the federal tax rate.

  Minority interest in income increased to $4,597,000 in fiscal 1994 from $3,332,000 in fiscal 1993 primarily due to increased net income of Williams Hospitality.

  Net income was $28,483,000 ($1.19 per share) in fiscal 1994 as compared with $30,709,000 ($1.31 per share) in fiscal 1993. The average number of shares outstanding increased 2.7% in fiscal 1994. Net income for fiscal 1994 decreased as a result of a $3,555,000 ($.16 per share) reduction in the hotel/casino contribution to net income as compared to fiscal 1993 and in the current year higher expenses, after tax, of $3,900,000 ($.16 per share) incurred to expand the Company's business into three new business areas: casino gaming products, home video games; and, interactive networked video games. Net income for fiscal 1994 was increased by approximately $8,320,000 ($.35 per share) relating to the Company's business arrangements with Nintendo of America and Nintendo Co. Ltd. of Japan and certain other licensing revenues noted above.


IMPACT OF INFLATION

During the past three fiscal years, the general level of inflation affecting the Company's operations in the United States and its hotel/casino operations in Puerto Rico has been at a relatively low level. The ability of the Company to pass on future cost increases in the form of higher sales prices and average room rates will continue to be dependent on the prevailing competitive environment.

MARKET FOR THE COMPANY'S COMMON STOCK AND
RELATED SECURITY-HOLDER MATTERS



The Company's Common Stock, $.50 par value, is traded on the New York Stock Exchange (ticker symbol -- WMS). The table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange for the periods indicated:

---------------------------------------------------------
Calendar Period                            High     Low
---------------------------------------------------------
1993
Third Quarter                            $29      $21 3/4
Fourth Quarter                            33 7/8   26 5/8
---------------------------------------------------------
1994
First Quarter                            $29 7/8  $23 1/2
Second Quarter                            27 3/8   16 1/2
Third Quarter                             20 5/8   17
Fourth Quarter                            19 3/8   16
---------------------------------------------------------
1995
First Quarter                            $24 1/4  $16 5/8
Second Quarter                            21       18
Third Quarter (through Sept. 8, 1995)     23 7/8   19 5/8

  No cash dividends were declared or paid during fiscal 1995 or 1994. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.

  At September 8, 1995, there were approximately 2,000 holders of record of the Common Stock.


REPORT OF INDEPENDENT AUDITORS



The Stockholders and the Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and Subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and Subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 31, 1995

WMS Industries Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands)



----------------------------------------------------------------------------------------------------
June 30,                                                                           1995       1994
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                        $ 45,964   $ 34,239
Short-term investments                                                             47,863     62,900
Receivables, net                                                                   57,919     55,926
Receivables from nonconsolidated affiliates                                         3,376      4,877
Inventories
  Raw materials and work in progress                                               36,667     21,199
  Finished goods                                                                    5,221      6,430
----------------------------------------------------------------------------------------------------
                                                                                   41,888     27,629
Deferred income taxes                                                                  --        553
Other current assets                                                                6,218      5,222
----------------------------------------------------------------------------------------------------
Total current assets                                                              203,228    191,346
Investments in, receivables and advances to nonconsolidated affiliates             26,320     26,490
Investment in marketable equity securities                                         23,187     15,500
Property, plant and equipment, net                                                 81,194     70,697
Excess of purchase cost over amount assigned to net assets acquired, net           20,109     19,578
Other assets                                                                       32,028     19,530
----------------------------------------------------------------------------------------------------
Total assets                                                                     $386,066   $343,141
====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                 $ 33,922   $ 23,336
Accrued compensation and related benefits                                           5,859      7,686
Income taxes payable                                                                5,328         --
Deferred income taxes                                                               1,819         --
Other accrued liabilities                                                          11,154      9,780
Notes payable                                                                       2,000      2,000
Current maturities of long-term debt                                                3,813      4,553
----------------------------------------------------------------------------------------------------
Total current liabilities                                                          63,895     47,355
Long-term debt, less current maturities                                            84,428     88,256
Deferred income taxes                                                               4,088      3,006
Other noncurrent liabilities                                                        8,721      6,665

Minority interests                                                                 16,363     16,387

Stockholders' equity:
Preferred stock (5,000,000 shares authorized, none issued)                             --         --
Common stock (issued 24,165,612 shares in 1995 and 24,160,612 shares in 1994)      12,083     12,080
Additional paid-in capital                                                         81,851     81,666
Retained earnings                                                                 119,367    100,160
----------------------------------------------------------------------------------------------------
                                                                                  213,301    193,906
Treasury stock, at cost (56,312 shares in 1995 and 62,312 shares in 1994)            (159)      (176)
Unrealized loss on noncurrent marketable equity securities                         (4,571)   (12,258)
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        208,571    181,472
----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                       $386,066   $343,141
====================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)



--------------------------------------------------------------------------------------------------
Years ended June 30,                                                  1995       1994       1993
--------------------------------------------------------------------------------------------------
REVENUES
Amusement games                                                     $314,494   $282,733   $260,449
Management fees -- Williams Hospitality                               13,348     12,880      5,867
Condado Plaza hotel/casino:
  Casino                                                              24,584     29,560     30,946
  Casino promotional allowances                                       (6,872)    (8,379)    (8,440)
  Rooms                                                               25,210     26,183     25,715
  Food and beverage                                                   11,412     11,713     13,206
  Other                                                                3,196      3,523      3,386
--------------------------------------------------------------------------------------------------
                                                                      57,530     62,600     64,813
--------------------------------------------------------------------------------------------------
Total revenues                                                       385,372    358,213    331,129

COSTS AND EXPENSES
Cost of sales (excluding depreciation) -- amusement games            241,961    217,802    201,184
Williams Hospitality operating expenses (excluding depreciation)       5,175      5,724      1,397
Condado Plaza operating expenses (excluding depreciation):
  Casino                                                              13,737     14,612     14,557
  Rooms                                                                9,081      8,969      9,355
  Food and beverage                                                   10,503     10,153     10,873
  Other                                                                6,463      5,909      6,334
--------------------------------------------------------------------------------------------------
                                                                      39,784     39,643     41,119
Selling and administrative                                            45,891     32,848     26,784
Depreciation and amortization                                         11,685      9,374      8,055
Equity in loss of nonconsolidated affiliates                           7,003      3,534        135
--------------------------------------------------------------------------------------------------
Total costs and expenses                                             351,499    308,925    278,674
--------------------------------------------------------------------------------------------------
Income from operations                                                33,873     49,288     52,455
Interest and other income -- net                                       7,239      4,958      3,577
Interest expense                                                      (7,154)    (7,900)    (6,368)
--------------------------------------------------------------------------------------------------
Income before tax provision and minority interests                    33,958     46,346     49,664
Provision for income taxes                                           (11,841)   (13,266)   (15,623)
Minority interests in income                                          (2,910)    (4,597)    (3,332)
--------------------------------------------------------------------------------------------------
Net income                                                          $ 19,207   $ 28,483   $ 30,709
==================================================================================================
Net income per share of common stock                                $    .80   $   1.19   $   1.31
==================================================================================================
Shares used in calculating per share amount                           24,102     24,016     23,374
==================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)



----------------------------------------------------------------------------------------------------------------------------------
                                                                              Receivable
                                                       Additional             from sale    Treasury    Unrealized        Total
                                              Common    paid-in    Retained   of common     stock,       holding     stockholders'
                                               stock    capital    earnings     stock       at cost       loss           equity
----------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1992                   $11,618    $64,686   $ 40,968    $(1,705)     $(181)      $     --        $115,386
Net income for the year ended June 30, 1993        --         --     30,709         --         --             --          30,709
Collection of receivable from sale of
  common stock                                     --         --         --      1,705         --             --           1,705
Issuance of 368,000 shares of common stock
  through exercise of options                     184      2,109         --         --         --             --           2,293
Tax benefit from exercise of common stock
 options                                           --      2,382         --         --         --             --           2,382
----------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1993                    11,802     69,177     71,677         --       (181)            --         152,475
Net income for the year ended June 30, 1994        --         --     28,483         --         --             --          28,483
Issuance of 556,450 shares of common stock
  through exercise of options                     278      9,970         --         --         --             --          10,248
Issuance of 2,000 treasury shares through
 the treasury share bonus plan                     --         40         --         --          5             --              45
Unrealized holding loss on noncurrent
 investment in marketable equity securities        --         --         --         --         --        (12,258)        (12,258)
Tax benefit from exercise of common stock
 options                                           --      2,479         --         --         --             --           2,479
----------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1994                    12,080     81,666    100,160         --       (176)       (12,258)        181,472
Net income for the year ended June 30, 1995        --         --     19,207         --         --             --          19,207
Issuance of 5,000 shares of common stock
  through exercise of options                       3         34         --         --         --             --              37
Issuance of 6,000 treasury shares through
  the treasury share bonus plan                    --        134         --         --         17             --             151
Reduction of unrealized holding loss on
 noncurrent investment in marketable
 equity securities                                 --         --         --         --         --          7,687           7,687
Tax benefit from exercise of common stock
 options                                           --         17         --         --         --             --              17
----------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1995                   $12,083    $81,851   $119,367    $    --      $(159)      $ (4,571)       $208,571
==================================================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



---------------------------------------------------------------------------------------------------------------------
Years ended June 30,                                                                     1995       1994       1993
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                             $ 19,207   $ 28,483   $ 30,709
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                          11,685      9,374      8,055
  Receivables provision                                                                   5,135      2,015      1,523
  Undistributed loss of nonconsolidated affiliates                                        7,003      3,534        736
  Minority interests                                                                      2,910      4,597      3,332
  Deferred income taxes                                                                   3,454      3,212      7,019
  Tax benefit from exercise of common stock options                                          17      2,479      2,382
  Increase (decrease) resulting from changes in operating assets and liabilities:
    Receivables                                                                         (13,711)    (8,370)   (14,904)
    Inventories                                                                         (14,259)    (2,574)    (3,821)
    Other current assets                                                                 (1,231)    (2,236)    (1,003)
    Accounts payable and accruals                                                        10,134      3,747     (3,356)
    Income taxes payable                                                                  5,328         --         --
    Net amounts due from nonconsolidated affiliates                                      (5,857)    (5,383)    (1,152)
    Other assets and liabilities not reflected elsewhere                                   (616)    (4,279)      (427)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                29,199     34,599     29,093

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                               (19,474)   (18,913)   (11,335)
Purchase of additional shares of subsidiaries                                            (3,925)      (660)      (865)
Acquisition of Tradewest operating assets                                                    --    (14,431)        --
Net change in short-term investments                                                     15,037     23,650    (86,550)
Purchase of noncurrent marketable equity securities                                          --    (27,758)        --
Investment in and advances to nonconsolidated affiliates                                 (1,360)    (3,473)    (3,480)
Collections from nonconsolidated affiliates                                               2,010      1,973     13,691
Other                                                                                    (4,448)    (6,807)        --
---------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                   (12,160)   (46,419)   (88,539)

FINANCING ACTIVITIES
Net proceeds from public sale of 53/4% convertible debentures                                --         --     55,600
Proceeds from long-term debt and notes payable                                               --      4,664        963
Payment of long-term debt and notes payable                                              (4,568)    (4,674)   (10,835)
Dividends paid to minority shareholders of subsidiary                                      (783)    (2,108)    (3,826)
Cash received on exercise of stock options and receivable from sale of common stock          37     10,248      3,998
---------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                         (5,314)     8,130     45,900
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                         11,725     (3,690)   (13,546)
Cash and cash equivalents at beginning of year                                           34,239     37,929     51,475
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 45,964   $ 34,239   $ 37,929
=====================================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1: PRINCIPAL ACCOUNTING POLICIES


Consolidation Policy

The consolidated financial statements include the accounts of WMS Industries Inc. ("WMS") and its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in companies that are 20% to 50% owned are accounted for by the equity method. WMS records its equity in the results of operations of El Conquistador L.P. on that partnership's year end of March 31.

Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

Excess of Purchase Cost Over Amount Assigned to Net Assets Acquired (Goodwill)

Goodwill of $22,849,000 (net of accumulated amortization of $3,740,000) at June 30, 1995 arising from acquisitions is being amortized by the straight-line method over 15 to 40 years. Goodwill of $1,000,000 which arose in 1968 is not being amortized.

Intellectual Properties Licenses

Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned.

Home Video Game Revenues

Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

Casino Revenues

Casino revenues are the net win from gaming activities, which is the difference between gaming wins and losses.

Casino Promotional Allowances

Casino promotional allowances represent the retail value of complimentary food, beverage and hotel services furnished to patrons, commissions and transportation costs.

Research and Development Expense

Research and development expense charged to earnings for fiscal 1995, 1994 and 1993 was $26,779,000, $20,178,000 and $13,769,000, respectively.

Advertising Expense

The cost of advertising is charged to earnings as incurred and for fiscal 1995, 1994 and 1993 was $7,579,000, $2,194,000 and $1,721,000, respectively.

NOTE 2: PROPOSED ACQUISITION AND ACQUISITIONS

On June 21, 1995, the Company and Bally Gaming International, Inc. (Bally) executed a definitive merger agreement pursuant to which the Company will acquire Bally by the exchange of .55 shares of its common stock for each share of Bally common stock outstanding at the date of merger. The Company is expected to issue approximately 6,176,000 shares of common stock. Bally is engaged in the design, manufacture and sale of electronic gaming machines and the design and sale of computerized tracking systems for casino slot and video machines. Consummation of the merger is subject to, among other things, Bally's disposition of its German operations under specified conditions, stockholder approval of both companies and regulatory approvals including certain state gaming authorities.

  On April 29, 1994, a WMS subsidiary, Williams Entertainment Inc., acquired substantially all of the operating assets and business of three commonly owned companies ("Tradewest"): Tradewest, Inc., Tradewest International, Inc. and The Leland Corporation. The assets acquired are utilized in the amusement games business of developing, publishing and distributing home video games in various formats including game cartridges. The acquisition is being accounted for by the purchase method of accounting.

  The final purchase price will be equal to five times average annual pre-tax income of the acquired business during the four year period commencing May 1, 1994 subject to a minimum and a maximum. The minimum purchase price is $14,131,000 based upon a closing balance sheet of Tradewest and the maximum purchase price is $50,131,000. The additional purchase price, if any, will be allocated to goodwill when accrued and amortized over 15 years.

  The unaudited pro forma consolidated statement of income data for fiscal 1994 included below assumes the Tradewest acquisition occurred July 1, 1993.

------------------------------------------------
(in thousands)                            1994
------------------------------------------------
Revenues                                $380,375
================================================
Net income                              $ 26,031
================================================
Net income per share of common stock    $   1.08
================================================

  In July 1994 the Company acquired 2.5% of Posadas de Puerto Rico Associates, Incorporated, owner of the Condado Plaza Hotel & Casino ("Condado Plaza"), increasing its interest from 92.5% to 95%. In each of May 1993 and January 1994, the Company acquired 1% of Williams Hospitality Group Inc. ("Williams Hospitality") increasing its interest from 55% to 57%. In July 1994 the Company acquired 5% of Williams Hospitality increasing its interest from 57% to 62%.

NOTE 3: INVESTMENTS IN NONCONSOLIDATED AFFILIATES

Investments in nonconsolidated affiliates consist of a 50% interest in Posadas de San Juan Associates, a partnership ("PSJA"); a 23.3% indirect interest in El Conquistador Partnership L.P. ("El Conquistador") through a 46.5% interest in WKA El Con Associates, a partnership ("WKA El Con").

  Current receivables from nonconsolidated affiliates at June 30 were:

------------------------------------------------
(in thousands)                  1995      1994
------------------------------------------------
PSJA                          $    --    $   650
WKA El Con                      1,130      1,602
El Conquistador                 2,029      2,625
Las Casitas                       217         --
------------------------------------------------
                              $ 3,376    $ 4,877
================================================

  Investments in and noncurrent receivables and advances to nonconsolidated affiliates at June 30 were:

------------------------------------------------
(in thousands)                  1995       1994
------------------------------------------------
Investments:
  PSJA                        $(6,999)   $(5,799)
  WKA El Con                    1,566      6,418
Receivables and advances:
  PSJA                         21,263     20,312
  WKA El Con                    4,547      5,025
  El Conquistador               5,943        534
------------------------------------------------
                              $26,320    $26,490
================================================

  PSJA operates as a partnership, therefore, 50% of its accumulated deficit is recorded as an investment. PSJA owns the El San Juan Hotel &Casino ( "El San Juan"). Summarized financial data for PSJA at June 30, 1995 and 1994 and for fiscal 1995, 1994 and 1993 were:

-------------------------------------------------------------------
(in thousands)                         1995       1994       1993
-------------------------------------------------------------------
Current assets                       $  7,745   $ 13,411
Noncurrent assets                      35,929     36,747
-------------------------------------------------------------------
Total assets                         $ 43,674   $ 50,158
===================================================================
Payable to affiliates                $     --   $    650
Other current liabilities               9,935     12,154
-------------------------------------------------------------------
Total current liabilities               9,935     12,804
Noncurrent payables to affiliates      21,263     20,312
Other noncurrent liabilities           26,474     28,638
-------------------------------------------------------------------
Total noncurrent liabilities           47,737     48,950
Partners capital deficiency           (13,998)   (11,596)
-------------------------------------------------------------------
Total liabilities and partners
  capital deficiency                 $ 43,674   $ 50,158
===================================================================
Revenues                             $ 51,797   $ 55,923    $57,314
Costs and expenses                     54,198     58,371     58,786
-------------------------------------------------------------------
Net (loss)                           $ (2,401)  $ (2,448)   $(1,472)
===================================================================

  Net (loss) of PSJA in 1993 includes an extraordinary charge of $1,202,000 for the write-off of deferred loan fees resulting from mortgage debt refinanced in 1993. The Company's 50% equity in this write-off of $601,000 is included in the fiscal 1993 consolidated statement of income in the caption "interest and other income -- net."

WMS Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


  The Company has a 46.5% interest in WKA El Con which has a 50% interest in El Conquistador. Summarized financial data for WKA El Con at June 30, 1995 and 1994 and fiscal year ended June 30, 1995 and eight months ended June 30, 1994 were:

---------------------------------------------------------------
(in thousands)                                 1995       1994
---------------------------------------------------------------
Loans receivable from El Conquistador        $ 14,043   $12,619
Investment in El Conquistador--net               (215)   13,552
Other assets--net                               3,597     1,987
---------------------------------------------------------------
Total assets                                 $ 17,425   $28,158
===============================================================
Current payable to Williams Hospitality      $  1,130   $ 1,602
Other payables                                    683       832
Long-term payable to Williams Hospitality          --       926
Long-term note payable including interest       4,797     4,470
Long-term notes payable to partners
  including interest                            9,258     8,340
Partners' equity                                1,557    11,988
---------------------------------------------------------------
Total liabilities and equity                 $ 17,425   $28,158
===============================================================

---------------------------------------------------------------
                                                1995      1994
---------------------------------------------------------------
Net operating expenses                       $   (356)  $  (239)
Equity in net loss of El Conquistador
  to March 31                                 (13,739)   (5,024)
Equity in net income of Las Casitas
  to June 30                                    1,627       297
---------------------------------------------------------------
Net (loss)                                   $(12,468)  $(4,966)
===============================================================

  The WKA El Con long-term note payable including interest is collateralized by a pledge of a second mortgage on land owned by the Company that cost $3,761,000 and a WMS guarantee of $1,000,000.

  El Conquistador is located in Las Croabas, Puerto Rico and is a destination resort and casino which began operations in November 1993. Summarized financial data for El Conquistador at March 31, 1995 and 1994 (the partnership's fiscal year end) and the fiscal year ended March 31, 1995 and the five months ended March 31, 1994 were:

------------------------------------------------------------------
(in thousands)                                  1995        1994
------------------------------------------------------------------
Current assets                               $  15,316    $ 25,269
Land, building and equipment--net              195,989     199,095
Deferred debt issuance and
  pre-opening costs--net                        12,696      17,713
Other assets                                     1,190       1,510
------------------------------------------------------------------
Total assets                                 $ 225,191    $243,587
==================================================================
Current liabilities                          $  27,288    $ 29,055
Long-term debt                                 151,759     153,625
Long-term due to Partners and affiliates        37,428      24,716
Partners' equity                                 8,716      36,191
------------------------------------------------------------------
Total liabilities and equity                 $ 225,191    $243,587
==================================================================

------------------------------------------------------------------
                                                1995        1994
------------------------------------------------------------------
Revenues                                     $  84,743    $ 32,973
Costs and expenses                            (101,096)    (38,747)
Depreciation and amortization                  (11,124)     (4,274)
------------------------------------------------------------------
Net (loss)                                   $ (27,477)   $(10,048)
==================================================================

  Williams Hospitality has pledged cash equivalents and investments of $1,850,000 as collateral for certain financing made by El Conquistador. In addition, Williams Hospitality has provided guarantees amounting to $5,200,000 in connection with leasing and other financing transactions of El Conquistador.

  Consolidated retained earnings of the Company at June 30, 1995 is reduced by $18,613,000 for the accumulated deficit of PSJA and WKA El Con which are accounted for under the equity method.

NOTE 4: INVESTMENT IN SECURITIES

Effective July 1, 1994, the Company adopted, which had no effect on the consolidated financial statements, Statement of Financial Accounting Standards 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the classification of securities into one of three categories, trading, held-to-maturity and available for-sale. All investments are classified by the Company as available-for-sale. Available-for-sale securities are recorded at market value with the holding gain or loss reflected in stockholders' equity. A summary of securities held at June 30 were as follows:

------------------------------------------------------------
                                           Gross
                                         Unrealized  Market
(in thousands)                   Cost      Losses     Value
------------------------------------------------------------
1995
----------------------
Securities included as part
  of cash equivalents           $25,843    $    --   $25,843
Short-term investments           47,863         --    47,863
Marketable equity
  securities noncurrent          27,758      4,571    23,187

1994
----------------------
Short-term investments          $62,900    $    --   $62,900
Marketable equity
  securities noncurrent          27,758     12,258    15,500

  Short-term investments consist principally of money market preferred stocks that generally have no fixed maturity dates but have dividend reset dates every 49 days or less.

NOTE 5: RECEIVABLES

At June 30 net receivables were:

-----------------------------------------------------
(in thousands)                        1995      1994
-----------------------------------------------------
Accounts receivable -- trade        $59,833   $57,181
Less allowances                      (1,914)   (1,255)
-----------------------------------------------------
Net receivables                     $57,919   $55,926
=====================================================

  The Company obtains notes receivable from the sale of video lottery equipment and has agreements to sell the notes receivable to financial institutions. As of June 30, 1995 the Company, under certain circumstances, may be required to repurchase $482,000 of these notes.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

At June 30 net property, plant and equipment were:

--------------------------------------------------------
(in thousands)                         1995       1994
--------------------------------------------------------
Land                                 $ 10,744   $ 10,702
Buildings and improvements             64,381     51,783
Machinery and equipment                41,796     35,577
Furniture and fixtures                 16,643     15,723
--------------------------------------------------------
                                      133,564    113,785
Less accumulated depreciation         (52,370)   (43,088)
--------------------------------------------------------
Net property, plant and equipment    $ 81,194   $ 70,697
========================================================

NOTE 7: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Deferred tax assets also include the future tax benefit from unrealized capital loss and capital loss carryforwards.

  Significant components of the Company's deferred tax assets and liabilities at June 30 were:

----------------------------------------------------------------
(in thousands)                                   1995      1994
----------------------------------------------------------------
Deferred tax assets resulting from:
  Unrealized capital loss                      $ 1,800   $ 4,862
  Capital loss carryforwards                        --     1,139
  Inventory valuation                            1,370       781
  Book over tax loss of WKA El Con               2,840       820
  Accrued expenses not currently deductible      1,110        --
  Receivable allowance                             632       211
  Other                                          1,527     1,006
----------------------------------------------------------------
  Total deferred tax assets                      9,279     8,819
Valuation allowance for:
  Unrealized capital loss                       (1,800)   (4,862)
  Capital loss carryforwards                        --    (1,139)
----------------------------------------------------------------
Net deferred tax assets                          7,479     2,818
----------------------------------------------------------------
Deferred tax liabilities resulting from:
  Tax over book depreciation                     1,467     1,115
  Tax over book deductions of PSJA               1,605     1,246
  Revenues deferred in tax reporting             8,476     1,371
  Other                                          1,838     1,539
----------------------------------------------------------------
  Total deferred tax liabilities                13,386     5,271
----------------------------------------------------------------
Net deferred tax liabilities                   $(5,907)  $(2,453)
================================================================

WMS Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


  Significant components of the provision for income taxes for the years ended June 30, 1995, 1994 and 1993 were:

-----------------------------------------------------------
(in thousands)                      1995     1994     1993
-----------------------------------------------------------
Current:
  Federal                         $ 6,572  $ 5,165  $ 3,560
  State                             1,045    1,457    1,419
  Puerto Rico                         753      953    1,243
-----------------------------------------------------------
    Total current                   8,370    7,575    6,222
Deferred:
  Federal                           2,641    2,901    6,363
  State                               813      311      656
-----------------------------------------------------------
    Total deferred                  3,454    3,212    7,019
Provision for tax benefits
  resulting from stock options         17    2,479    2,382
-----------------------------------------------------------
Provision for income taxes        $11,841  $13,266  $15,623
===========================================================

  For financial reporting purposes, income before income taxes and minority interests is comprised of the following components for the years ended June 30:

--------------------------------------------
(in thousands)      1995     1994     1993
--------------------------------------------
Pretax income:
  United States    $28,304  $36,039  $38,734
  Puerto Rico        5,654   10,307   10,930
--------------------------------------------
                   $33,958  $46,346  $49,664
============================================

  The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

-------------------------------------------------------------------
                                                1995   1994   1993
-------------------------------------------------------------------
Statutory federal income tax rate               35.0%  35.0%  34.0%
Puerto Rico income taxed at lower rates         (4.7)  (5.7)  (5.0)
Puerto Rico loss resulting in no tax benefit     4.5     --     --
State income taxes, net of federal benefit       3.6    3.1    3.3
Foreign sales corporation benefits              (1.7)  (2.0)    --
Utilization of capital loss carryforwards       (3.0)  (2.6)  (1.3)
Other, net                                       1.2     .8     .5
-------------------------------------------------------------------
                                                34.9%  28.6%  31.5%
===================================================================

  Undistributed earnings of the Puerto Rico subsidiaries that operate as Section 936 corporations under U.S. income tax regulations were approximately $32,279,000 at June 30, 1995. Those earnings are considered indefinitely reinvested and, accordingly, no provision for income or toll gate taxes has been provided thereon. Upon distribution of those earnings in the form of dividends the Company would be subject to U.S. income tax of approximately $1,810,000 and toll gate withholding taxes of approximately $700,000.

  During fiscal 1995, 1994 and 1993 income taxes paid were $3,199,000, $9,707,000 and $5,546,000, respectively.

NOTE 8: NOTES PAYABLE AND LONG-TERM DEBT

WMS has an uncollateralized bank line of credit which provides for borrowing up to $25,000,000 or for WMS and its U.S. operating subsidiaries to have letters of credit up to $25,000,000 outstanding. The letter of credit availability was increased to $75,000,000 through December 31, 1995. Interest on the initial borrowings will be at a short-term Eurodollar rate plus .75%. At June 30, 1995, there were no borrowings from this line of credit but there were outstanding letters of credit totaling $10,200,000.

  The Condado Plaza has a $2,000,000 bank line of credit which is payable on demand with interest at the prime rate plus 1 percentage point, 9.75% and 8.5% at June 30, 1995 and 1994, respectively. Borrowings under the line at June 30, 1995 and 1994 were $2,000,000. The line of credit is collateralized by a mortgage on the Condado Plaza property and accounts receivable.

Long-term debt at June 30 was:

-------------------------------------------------------------------
(in thousands)                                      1995      1994
-------------------------------------------------------------------
Convertible subordinated debentures               $57,500   $57,500
Condado Plaza mortgage note, due in increasing
  annual amounts through 1999, 12%                 26,150    27,950
Williams Hospitality note payable to bank,
  due in installments, LIBOR (6.5%) plus
  2 percentage points                                 900     2,700
Other                                               3,691     4,659
-------------------------------------------------------------------
                                                   88,241    92,809
Less current maturities                            (3,813)   (4,553)
-------------------------------------------------------------------
                                                  $84,428   $88,256
===================================================================

  The $57,500,000 of 53/4% convertible subordinated debentures due 2002 are convertible by the holders into common stock at a conversion price of $29.00 per share. The debentures are redeemable by the Company after December 1, 1995 at 103.6% of principal, declining to 100% on November 30, 2000.

  The Williams Hospitality note payable to bank is guaranteed up to $533,000 by the minority shareholders of Williams Hospitality and certain management fees earned each year by Williams Hospitality are pledged as collateral.

  Scheduled payments for the next five fiscal years on long-term debt are as follows: $3,813,000 in 1996; $3,208,000 in 1997; $3,608,000 in 1998; $19,919,000
in 1999 and $193,000 in 2000.

  The amount of interest paid (excluding $485,000, $204,000 and $516,000 capitalized in fiscal 1995, 1994 and 1993, respectively) during fiscal 1995, 1994 and 1993 was $7,160,000, $7,889,000 and $6,118,000, respectively.

NOTE 9: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Authorized common stock of the Company consists of 60,000,000 shares of $.50 par value. At June 30, 1995, 6,416,809 shares of common stock were reserved for possible issuance for the convertible debentures and the stock option plans. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by the Board of Directors.

  Earnings per share amounts are computed based upon the weighted average number of outstanding common shares and dilutive common equivalent shares (relating to stock options). In fiscal 1995, 1994 and 1993, per share amounts were computed using the weighted average number of outstanding common shares of 24,102,051, 24,016,174 and 23,373,682, respectively.

NOTE 10: COMMON STOCK PLANS

Under the stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2003. Options may be granted to employees and under certain conditions to non-employee directors. The stock option committee has the authority to fix the terms and conditions upon which each employee option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant.

  Under the plans, options were outstanding to acquire 3,058,050 shares ($1.88 to $26.88 per share -- 486,550 shares exercisable) and 2,768,550 shares ($1.88 to $26.88 per share) at June 30, 1995 and 1994, respectively. At June 30, 1995 outstanding options include options to acquire 1,600,000 shares at $26.88 per share that do not become exercisable until the market value of the Company's common stock reaches $35.00 per share. During fiscal 1995, options were granted to purchase 304,000 shares ($17.25 to $19.63 per share), options were cancelled for 9,500 shares, and options were exercised for 5,000 shares ($7.31 per share). At June 30, 1995 and 1994, 1,376,000 and 1,680,000 shares, respectively, were available for the granting of future options under the plans.

  The Company has a Treasury Share Bonus Plan for key employees covering all the shares of common stock held in the treasury. The vesting and other terms of the awards are flexible. Awards for 4,000 shares of treasury stock were outstanding at June 30, 1995 that vest during fiscal 1996 when the treasury shares will be issued.

NOTE 11: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments, trade accounts receivable from the sale of games and marketable equity securities. By policy, the Company places its cash equivalents and short-term investments

WMS Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1995, 70% of trade accounts receivable are from sale of games to the Company's distributors located primarily throughout the United States and Western Europe and because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit.

  The estimated fair value of financial instruments at June 30, 1995 has been determined by the Company, using available market information and valuation methodologies considered to be appropriate. The amounts reported for cash equivalents, short-term investments, current notes payable and Williams Hospitality note payable to bank are considered to be a reasonable estimate of their fair value. The amount reported for marketable equity securities is valued at the closing market price on June 30, 1995.

  The $57,500,000 of 53/4% convertible subordinated debentures issued in December 1992 are traded on the New York Stock Exchange and based on the last trade on June 30, 1995 had a fair value of $51,463,000. The debentures are callable at a premium after 1995 and convertible by the holder into common stock at $29.00 per share.

  The $26,150,000 Condado Plaza 12% mortgage note payable is estimated to have a fair value of $28,801,000 using discounted cash flow analysis based on an estimated interest rate of 7.8%. The mortgage note is subject to a substantial prepayment penalty based on interest rate differentials plus a fixed percentage.

NOTE 12:LEASE COMMITMENTS

The Company's commitments for minimum rentals under non-cancelable operating leases at June 30, 1995 are as follows:

-----------------------------------
(in thousands)
-----------------------------------
1996                        $ 2,262
1997                          1,324
1998                          1,134
1999                          1,112
2000                          1,122
Thereafter                    3,505
-----------------------------------
                            $10,459
===================================

  Operating leases relate principally to hotel, office and manufacturing facilities and equipment. A portion of the hotel facilities are leased from a partnership owned by a minority shareholder of the Condado Plaza. The minority shareholder lease extends through 2004 at an annual rent of $684,000 through 1998 with periodic escalations thereafter to an annual rent of $827,000 in 2004. Rent expense for fiscal 1995, 1994 and 1993 was $2,783,000, $2,735,000 and
$2,743,000, respectively (including $684,000, $668,000 and $622,000 paid in
1995, 1994 and 1993 respectively under the minority shareholder lease at the Condado Plaza).

NOTE 13: PENSION PLANS

During fiscal 1992 the Company suspended the defined benefit pension plan that covers salaried employees of the amusement game business and corporate headquarters. The Company continued the defined benefit pension plan covering certain hourly employees of the amusement game business.

  The defined benefit plans provide pension benefits that are based on a flat monthly rate multiplied by the number of years of service. The Company's funding policy for these plans is to make at least the minimum annual contributions required by ERISA. Plan assets are invested primarily in guaranteed insurance contracts.

  The components of net periodic pension cost based on an expected long-term rate of return on plan assets of 9% were:

------------------------------------------------------------------
(in thousands)                               1995    1994    1993
------------------------------------------------------------------
Service costs-benefits earned
  during the year                            $ 205   $ 187   $ 174
Interest cost on projected obligation          434     414     421
Actual return on plan assets                  (209)   (268)   (315)
Net amortization of unrecognized net
  obligation at transition and deferrals       (70)    (10)     28
------------------------------------------------------------------
Net periodic pension cost for the year       $ 360   $ 323   $ 308
==================================================================

  The plans' funded status and amounts included in the Company's consolidated balance sheets at June 30 were:

------------------------------------------------------------------
(in thousands)                                     1995      1994
------------------------------------------------------------------
Actuarial present value of projected benefit
  obligation, including vested obligations of
  $4,803 and $4,541, respectively                $(5,433)  $(5,255)
Fair value of plan assets                          3,778     3,838
------------------------------------------------------------------
Funded status                                     (1,655)   (1,417)
Unrecognized net obligations being
  recognized over a remaining 7 years                519       590
Unrecognized net loss (gain)                         294       (40)
Adjustment required to recognize
  minimum liability                                 (739)     (495)
------------------------------------------------------------------
Accrued pension liability                        $(1,581)  $(1,362)
==================================================================

  The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% at June 30, 1995 and 1994. Other assets include an intangible asset of $739,000 and $495,000 at June 30, 1995 and 1994, respectively, resulting from the adjustment required to recognize the minimum pension liability.

  The Company has three defined contribution employee retirement savings plans. These defined contribution plans cover certain hourly and salaried employees of the amusement game business and corporate headquarters. The Company's contribution to these plans are based on employee participation with certain limitations. The Company may change any of the factors which determine the Company's contribution to such plans. Certain subsidiaries are required to make contributions on behalf of unionized employees to defray part of the costs of the multi-employer pension plans established by their respective labor unions. Such contributions are computed using a fixed charge per employee. Contributions to the defined contribution and multi-employer plans for fiscal 1995, 1994 and 1993 were $779,000, $607,000 and $528,000, respectively.

NOTE 14: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1995 and 1994 are as follows:

---------------------------------------------------------------------
(in thousands, except          Sept. 30   Dec. 31   Mar. 31   June 30
per share amounts)               1994       1994      1995     1995
---------------------------------------------------------------------
Fiscal 1995 Quarters:
Revenues                        $82,387   $112,559  $ 93,456  $96,970
Income from operations              224     10,800    14,034    8,815
Net income (loss)                (1,073)     6,102     8,027    6,151
Net income (loss) per share        (.04)       .25       .33      .26
Shares used                      24,098     24,098    24,103   24,108

---------------------------------------------------------------------
(in thousands, except          Sept. 30    Dec. 31   Mar. 31  June 30
per share amounts)               1993       1993      1994     1994
---------------------------------------------------------------------
Fiscal 1994 Quarters:
Revenues                        $63,194   $101,273  $106,448  $87,298
Income from operations            1,823     17,516    23,184    6,765
Net income                          455     10,104    14,228    3,696
Net income per share                .02        .42       .59      .15
Shares used                      23,824     24,039    24,095   24,097

  Revenues for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995 included certain licensing revenues of $10,000,000, $15,000,000 and $2,000,000, respectively, that increased net income by $5,184,000, $.22 per share, $8,130,000, $.34 per share, and $1,248,000, $.05 per share, respectively. Revenues for the quarter ended June 30, 1995 included $916,000 from a fiscal 1994 ocean oil spill claim in Puerto Rico that increased net income by $870,000, $.04 per share.

  Revenues for the quarter ended March 31, 1994 included net revenues of $9,000,000 from the business arrangement with Nintendo of America and Nintendo Co. Ltd. of Japan that increased net income by $5,760,000, $.24 per share. Revenues for the quarter ended June 30, 1994 included certain licensing revenue of $4,000,000 that increased net income by $2,560,000, $.11 per share.

WMS Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


NOTE 15: INDUSTRY SEGMENTS

The Company's operations are conducted through three industry segments: the development, manufacture and sale of amusement games for the coin operated and consumer entertainment market, the operation of the Condado Plaza and the management of hotel/casinos.

  Corporate assets consist principally of cash and cash equivalents, short-term investments and marketable equity securities. Industry segment information follows:

-------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                               1995       1994       1993
-------------------------------------------------------------------------------------------------------------------------
Revenues
Amusement games                                                                            $314,494   $282,733   $260,449
Condado Plaza                                                                                57,530     62,600     64,813
Williams Hospitality                                                                         17,350     16,795      9,874
Intersegment revenues elimination -- Williams Hospitality fees charged to Condado Plaza      (4,002)    (3,915)    (4,007)
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                             $385,372   $358,213   $331,129
=========================================================================================================================
Operating profit
Amusement games                                                                            $ 38,833   $ 45,012   $ 43,220
Condado Plaza                                                                                (1,465)     4,473      6,759
Williams Hospitality                                                                          9,174      9,472      7,403
-------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                                       46,542     58,957     57,382

Equity in (loss) of nonconsolidated affiliates                                               (7,003)    (3,534)      (135)
General corporate expenses                                                                   (5,666)    (6,135)    (4,792)
Interest and other income -- net                                                              7,239      4,958      3,577
Interest expense                                                                             (7,154)    (7,900)    (6,368)
-------------------------------------------------------------------------------------------------------------------------
Income before tax provision and minority interests                                         $ 33,958   $ 46,346   $ 49,664
=========================================================================================================================
Identifiable assets
Amusement games                                                                            $157,278   $117,879   $ 81,542
Condado Plaza                                                                                57,879     63,077     60,804
Williams Hospitality                                                                         17,737     16,419     14,454
Corporate                                                                                   123,476    114,399    122,057
Investments in, receivables and advances to nonconsolidated affiliates                       29,696     31,367     28,018
-------------------------------------------------------------------------------------------------------------------------
Total identifiable assets                                                                  $386,066   $343,141   $306,875
=========================================================================================================================
Depreciation of property, plant and equipment
Amusement games                                                                            $  3,880   $  2,649   $  1,874
Condado Plaza                                                                                 4,656      4,488      4,179
Williams Hospitality                                                                            681        316         --
Corporate                                                                                        65         33         24
-------------------------------------------------------------------------------------------------------------------------
Total depreciation of property, plant and equipment                                        $  9,282   $  7,486   $  6,077
=========================================================================================================================
Capital expenditures
Amusement games                                                                            $ 17,392   $  7,897   $  5,859
Condado Plaza                                                                                 2,030      7,992      4,365
Williams Hospitality                                                                             36      2,979      1,064
Corporate                                                                                        16         45         47
-------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                                 $ 19,474   $ 18,913   $ 11,335
=========================================================================================================================
Export sales
Amusement games (primarily to Western Europe)                                              $138,530   $144,080   $143,843
=========================================================================================================================
Sales to a major customer
Amusement games                                                                            $ 52,343   $ 58,844   $ 58,400
=========================================================================================================================

28