Form 10-K405, Exhibit 13
period 1996-06-30
WMS INDUSTRIES INC /DE/
filed 1996-09-26
CIK 350077

                                                                      EXHIBIT 13

                          FINANCIAL INFORMATION

Selected Financial Data                                                     10
- ------------------------------------------------------------------------------

Management's Discussion                                                     11
- ------------------------------------------------------------------------------

Market for Company's Common Stock
- ------------------------------------------------------------------------------
and Related Security-Holder Matters                                         15
- ------------------------------------------------------------------------------

Report of Independent Auditors                                              15
- ------------------------------------------------------------------------------

Consolidated Balance Sheets                                                 16
- ------------------------------------------------------------------------------

Consolidated Statements of Income                                           17
- ------------------------------------------------------------------------------

Consolidated Statements of Changes
- ------------------------------------------------------------------------------
in Stockholders' Equity                                                     18
- ------------------------------------------------------------------------------

Consolidated Statements of Cash Flows                                       19
- ------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                  20
- ------------------------------------------------------------------------------

Quarterly Financial Information                                             27
- ------------------------------------------------------------------------------

Industry Segments                                                           28
- ------------------------------------------------------------------------------

WMS Industries Inc.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts)


- ----------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA (4)   June 30,    1996             1995          1994        1993      1992
- ----------------------------------------------------------------------------------------------------------------
Revenues                                          $338,625         $314,494     $282,733     $260,449  $164,656
- ----------------------------------------------------------------------------------------------------------------
Operating income                                    10,787           33,250       38,930       38,428    19,334
- ----------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                               11,457           35,087       39,539       39,510    19,555
- ----------------------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                  3,980           12,075       13,273       14,573    (2,949)
- ----------------------------------------------------------------------------------------------------------------
Income from continuing operations                    7,477  (2)      23,012       26,266       24,937    22,504
Income (loss) - discontinued operations             (2,938) (3)      (3,805)       2,217        5,772     2,511
- ----------------------------------------------------------------------------------------------------------------
Net income                                           4,539           19,207       28,483       30,709    25,015
================================================================================================================
Income (loss) per share of common stock
  Continuing operations                            $   .31  (2)    $    .96     $   1.10     $   1.07  $   1.09 (1)
  Discontinued operations                             (.12) (3)        (.16)         .09          .24       .12
- ----------------------------------------------------------------------------------------------------------------
  Net income                                           .19              .80         1.19         1.31      1.21 (1)
- ----------------------------------------------------------------------------------------------------------------
Shares used in calculating per share amounts        24,122           24,102       24,016       23,374    20,631
================================================================================================================

SELECTED BALANCE SHEET DATA
Total assets                                      $356,445         $325,500     $274,965     $234,259  $146,196
- ----------------------------------------------------------------------------------------------------------------
Working capital                                    145,630          140,218      143,091      159,431    75,361
- ----------------------------------------------------------------------------------------------------------------
Long-term debt                                      65,363           57,500       57,500       57,500         -
- ----------------------------------------------------------------------------------------------------------------
Stockholders' equity                               210,033          208,571      181,472      152,475   115,386
================================================================================================================


(1) On July 1, 1991 the Company had a net operating loss carryforward for tax purposes and could not recognize the expected future tax benefits from these loss carryforwards under SFAS 109. The tax benefits from the net operating loss carryforwards were recognized in the year ended June 30, 1992 resulting in a reduced provision for income taxes. Income from continuing operations and net income per share would have been $.70 and $.82, respectively, for fiscal 1992 if calculated on a fully taxed basis comparable to subsequent years.

(2) On June 27, 1996 the Company announced the downsizing of the pinball machine business. In connection with this action, the Company recorded restructuring and other after tax charges of $2,091,000, $.09 per share.

(3) Income (loss) - discontinued operations for fiscal 1996 includes an after tax charge of $5,891,000, $.24 per share, for costs related to the discontinuance. See Note 4 in the Notes to Consolidated Financial Statements.

(4) All prior year selected financial data are restated to reflect the hotel and casino segments as discontinued operations because of the decision to spin-off the hotel and casino business. See Note 1 in the Notes to Consolidated Financial Statements

WMS Industries Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements.

FINANCIAL CONDITION
Cash flows used by operating, investing and financing activities before discontinued operations during fiscal 1996 was $19,329,000 as compared with net cash provided of $17,566,000 during fiscal 1995.
     Cash provided by operating activities before changes in operating assets and liabilities was $16,970,000 during fiscal 1996 and $37,093,000 during fiscal 1995. The decrease in fiscal 1996 was primarily due to cash used to fund the loss of the, now restructured, pinball and novelty segment and to a lesser extent, payment of deferred income taxes.
     The changes in operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in $42,540,000 of cash outflow during fiscal 1996 compared with a cash outflow of $12,745,000 during fiscal 1995. Cash outflow in fiscal 1996 was primarily due to increased inventories, reduction in payables and accruals, and payment of income taxes.
     Cash provided by investing activities was $5,814,000 in fiscal 1996 compared with cash used of $6,819,000 in fiscal 1995. Cash used for the purchase of property, plant and equipment during fiscal 1996 was $11,460,000 compared with $17,408,000 in fiscal 1995. Cash used for the additional purchase price of Tradewest was $11,476,000 in fiscal 1996 and $3,024,000 in fiscal 1995. On the date of acquisition Atari Games had cash in excess of the amount used for its acquisition resulting in a $7,996,000 increase in cash during fiscal 1996.
     See the consolidated statements of cash flows on page eleven for further details of cash flow items.
     The home video game business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain home video game manufacturers that supply the Company require letters of credit for the full purchase price at the time the purchase order is accepted.
     WMS Industries Inc. has an uncollateralized bank line of credit which provides for borrowing up to $50,000,000 and for WMS and its US operating subsidiaries to have letters of credit up to $80,000,000 outstanding, reduced for any borrowing on the line of credit. At June 30, 1996, there were no borrowings from this line of credit but there were outstanding letters of credit totaling $379,000. Management believes that cash and cash equivalents, short-term investments, cash flow from operations and amounts available under the line of credit will be adequate to fund the level of inventories and receivables required in the operations of the business and the growth thereof as well as pay any amounts due in fiscal 1997 and 1998 under the Tradewest and Atari Games acquisitions.

RESULTS OF OPERATIONS
FISCAL 1996 COMPARED WITH FISCAL 1995
Segment data discussed below is taken or derived from segment disclosures in
Note 18 to the consolidated financial statements.
     Consolidated revenues increased $24,131,000 or 7.7% from $314,494,000 in fiscal 1995 to $338,625,000 in fiscal 1996. Video games revenue increased $64,944,000 or 36% in fiscal 1996 primarily because it was the first year the Company published home video games based on its coin-operated video games. Gaming revenues increased $15,351,000 or 69.2% in fiscal 1996 primarily because the Company began selling slot machines during the second half of fiscal 1996. Pinball and novelty revenues decreased by $56,164,000 or 50.2% in fiscal 1996 primarily due to an industry wide decline in demand for pinball games.
     Consolidated gross profit increased $15,035,000 or 15.8% from $95,332,000 (30.3% of revenues) in fiscal 1995 to $110,367,000 (32.6% of revenues) in fiscal 1996. The increase was primarily due to a $26,640,000 increase in video games gross profit partially offset by a $15,444,000 decrease in pinball and novelty gross profit.
     Consolidated research and development expenses increased $18,852,000 or 69.6% from $27,079,000 (8.6% of revenues) in fiscal 1995 to $45,931,000 (13.6%
of revenues) in fiscal 1996. $17,834,000 of the increase was from the video game segment and the remaining increase was primarily from the gaming segment.
     Consolidated selling and administrative expense increased $18,646,000 or 53.3% from $35,003,000 (11.1% of revenues) in fiscal 1995 to $53,649,000 (15.8%
of revenues) in fiscal 1996. $15,448,000 of
                                       11

WMS INDUSTRIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


the increase was from the video game segment and the remaining increase was primarily from the gaming segment.
     Consolidated operating income was $10,787,000 in fiscal 1996 compared to fiscal 1995 operating income of $33,250,000. The decrease in fiscal 1996 operating income results primarily from the loss incurred by the pinball and novelty segment in fiscal 1996 along with the $18,852,000 increase in research and development expense and lower licensing revenues in fiscal 1996 as mentioned in the video game segment discussion below.
     The provision for taxes reflects federal and state income taxes and resulted in an effective rate of 34.7% in fiscal 1996 and 34.4% in fiscal 1995.
     Income from continuing operations decreased $15,535,000 or 67.5% from $23,012,000 in fiscal 1995 to $7,477,000 in fiscal 1996. Income from continuing operations includes $14,562,000 in fiscal 1995 and $4,318,000 in fiscal 1996 relating to licensing revenues mentioned in the video game segment discussion below. Excluding the effect of the licensing revenues, income from continuing operations was $3,159,000 in fiscal 1996 and $8,450,000 in fiscal 1995. The Company achieved this result notwithstanding the increase in research and development expense in fiscal 1996.

VIDEO GAMES
Video game revenues increased $64,944,000 or 36.0% from $180,479,000 in fiscal 1995 to $245,423,000 in fiscal 1996. Video game revenues include $10,000,000 in fiscal 1996 and $27,000,000 in fiscal 1995 from licensing the distribution of home video games for use on personal computers, licensing certain foreign distribution of home video games and certain other licensing revenues. Excluding these licensing revenues, video game revenues increased $81,944,000 in fiscal 1996. The increase was from home video games that gained $110,263,000 in revenues due to the fact that the Company only began to publish home video games based on its coin-operated video games in fiscal 1996. Fiscal 1995 home video game revenues principally included revenue from those home games that were in process of development by Tradewest at the time it was acquired by the Company in April 1994. Revenues from coin-operated video games decreased by 23.7% from $119,640,000 in fiscal 1995 to $91,321,000 in fiscal 1996. The decrease in revenues from coin-operated video was primarily due to delays in the development of certain video games in fiscal 1996 and higher unit sales of certain coin-operated video games introduced in fiscal 1995 in comparison to unit sales of coin-operated video games introduced in fiscal 1996.
     Video game segment gross profit increased $26,640,000 or 33.8% from $78,727,000 (43.6% of video game revenues) in fiscal 1995 to $105,367,000
(42.9% of video game revenues) in fiscal 1996. Excluding the gross profit from the licensing revenue mentioned above, gross profit increased $43,131,000 or 79.1% from $54,538,000 (35.6% of related video game revenues) in fiscal 1995 to $97,669,000 (41.5% of related video game revenues) in fiscal 1996. This increase in gross profit margin was primarily due to a shift in the video game segment product mix to home video games.
     Operating income for the video games segment decreased $6,642,000 or 14.1% from $47,136,000 (26.1% of segment revenues) in fiscal 1995 to $40,494,000
(16.5% of segment revenues) in fiscal 1996. Operating income includes $7,135,000 in fiscal 1996 and $23,239,000 in fiscal 1995 from the licensing revenues mentioned above. Excluding the effects of these licensing revenues and, notwithstanding the $17,834,000 increase in research and development expense, operating income increased $9,462,000 or 39.6% from fiscal 1995 to fiscal 1996, primarily due to the increased sales of home video games. The increase in research and development is primarily due to an increased number of games under development, including those of Atari Games in the three months ended June 30, 1996 and, in part, due to royalties paid to game designers as part of their compensation.

PINBALL AND NOVELTY
Pinball and novelty revenues decreased $56,164,000 or 50.2% from $111,843,000 in fiscal 1995 to $55,679,000 in fiscal 1996 due to an industry wide decline in demand for pinball games.
     Pinball and novelty cost of sales in fiscal 1996 includes a restructuring charge of $3,422,000. Excluding the restructuring charge pinball and novelty gross profit was $2,258,000 in fiscal 1996 compared to gross profit of $14,280,000 in fiscal 1995. The restructuring charge was incurred to downsize the pinball and novelty segment operations, which downsizing includes product design and manufacturing and is expected to result in approximately $10,000,000 of reductions in annual operating expense for the business segment.
     The pinball and novelty segment had an operating loss in fiscal 1996 of $17,093,000 which includes the restructuring charge of $3,422,000. An operating loss of $2,590,000 was incurred in fiscal 1995. The increase in the operating loss was due primarily to the decline in revenues mentioned above with no reduction in operating expense.

GAMING
Gaming revenues increased $15,351,000 or 69.2% from $22,172,000 in fiscal 1995 to $37,523,000 in fiscal 1996 primarily due to the Company commencing sales of its slot machine product line in various jurisdictions during the second half of fiscal 1996.
     Gaming gross profit increased $3,839,000 or 165% from $2,325,000 in fiscal 1995 to $6,164,000 in fiscal 1996. The increase is due to the increase in revenues notwithstanding the fourth quarter additional provision of $2,200,000 for obsolete inventory.
     Gaming had an operating loss of $9,508,000 in fiscal 1996 compared to a fiscal 1995 operating loss of $8,036,000. The increased gross profit noted above was more than offset by increased selling and administrative expense and increased research and development expense resulting in the decline in operating results.

FISCAL 1995 COMPARED WITH FISCAL 1994
Consolidated revenues increased $31,761,000 or 11.2% from $282,733,000 in fiscal 1994 to $314,494,000 in fiscal 1995. Video game revenues increased $58,597,000 or 48.1% and gaming revenue increased $5,836,000 or 35.7% in fiscal 1996 whereas pinball and novelty revenues decreased $32,672,000 or 22.6%.
     Consolidated gross profit increased $14,311,000 or 17.7% from $81,021,000 in fiscal 1994 to $95,332,000 in fiscal 1995. $11,189,000 of the fiscal 1995 increase in gross profit was from certain licensing revenue as discussed in the video games segment discussion below.
     Consolidated research and development expense increased $7,752,000 or 40.1% from $19,327,000 in fiscal 1994 to $27,079,000 in fiscal 1995. $6,243,000 of the fiscal 1995 increase was from the video games segment.
     Consolidated selling and administrative expense increased $12,239,000 or 53.8%. $11,382,000 of the fiscal 1995 increase was from the video games segment.
     Consolidated operating income was $33,250,000 in fiscal 1995 compared to fiscal 1994 operating income of $38,930,000. The decrease in fiscal 1995 was due to the operating loss in the pinball and novelty and gaming segments more than offsetting the increase in video games segment operating income in fiscal 1995 that resulted from higher licensing revenue as discussed below.
     Consolidated interest and other income increased by $904,000 in fiscal 1995 primarily due to increased earnings on short-term and cash equivalent investments.
     The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 34.4% in fiscal 1995 and 33.6% in fiscal 1994.
     Income from continuing operations decreased $3,254,000 or 12.4% from $26,266,000 in fiscal 1994 to $23,012,000 in fiscal 1995. Income from continuing operations includes $14,562,000 in fiscal 1995 and $8,320,000 in fiscal 1994 relating to the licensing revenues mentioned in the video game segment discussion below. Excluding the effect of the licensing revenues income from continuing operations was $8,450,000 in fiscal 1995 and $17,946,000 in fiscal 1994. The decrease was primarily from the fact that the home video game business operated at a loss in fiscal 1995, a lower gross profit on one licensed coin-operated video game sold in fiscal 1995 and the increased operating loss in the pinball and novelty and gaming segments.

Video Games
Video game revenues increased $58,597,000 or 48.1% from $121,882,000 in fiscal 1994 to $180,479,000 in fiscal 1995. Video game revenues in fiscal 1995 include $27,000,000 from licensing the distribution of home video games for use on personal computers, licensing certain foreign distribution of home video games and certain other licensing revenues. Video game revenues in fiscal 1994 include net revenues received from the Company's arrangements with Nintendo of America and Nintendo Co. Ltd. of Japan and certain other licensing revenues totaling $13,000,000. Excluding the licensing revenues and Nintendo revenues mentioned above, video game revenues increased $44,597,000 or 41.0% from $108,882,000 in fiscal 1994 to

WMS Industries Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED


$153,479,000 in fiscal 1995, primarily as a result of the acquisition of Tradewest and increased coin-operated revenues due to strong sales of three coin-operated video games introduced in fiscal 1995.
     Gross profit of the video game segment increased $19,524,000 or 33.0% from $59,203,000 (48.5% of video game revenues) in fiscal 1994 to $78,727,000 (43.6%
of video game revenues) in fiscal 1995. Excluding the effects of the licensing and Nintendo revenues, gross profit would have increased $8,335,000 or 18.0% from $46,203,000 (42.4% of related revenue) in fiscal 1994 to $54,538,000
(35.6% of related revenue) in fiscal 1995 as a result of increased home video and coin-operated video game sales. As a percentage of revenue, however, gross profit (excluding the licensing and Nintendo revenues) decreased from 42.4% of related revenue in fiscal 1994 to 35.6% of related revenue in fiscal 1995 primarily as a result of significant royalty payments to the developer of one particular coin-operated video game sold in fiscal 1995.
     Operating income for the video games segment increased $1,899,000 or 4.2% from $45,237,000 (37.1% of segment revenues) in fiscal 1994 to $47,136,000
(26.1% of segment revenues) in fiscal 1995. Operating income in fiscal 1995 includes $23,239,000 from the effect of the licensing revenues mentioned above. Operating income in fiscal 1994 includes $13,000,000 from the effects of the 1994 Licensing Revenues. Excluding the effects of the licensing revenues in fiscal 1995 and the licensing and Nintendo revenues in fiscal 1994, operating income decreased by $8,340,000 or 25.9% from $32,237,000 in fiscal 1994 to $23,897,000 in fiscal 1995. This decrease was primarily from the fact that the home video game business operated at a loss in fiscal 1995 and, as mentioned above, the lower gross profit on one coin-operated video game in fiscal 1995 requiring significant royalty payments.

PINBALL AND NOVELTY
Pinball and novelty revenues decreased $32,672,000 or 22.6% from $144,515,000 in fiscal 1994 to $111,843,000 in fiscal 1995 due to a decline in demand for pinball games.

     Pinball and novelty gross profit declined $3,346,000 in fiscal 1995 compared to fiscal 1994 due to lower revenues.
     Pinball and novelty reported an operating loss of $2,590,000 in fiscal 1995 compared with operating income of $790,000 in fiscal 1994 due to lower gross profit with a continuing level of operating expenses.

GAMING
Gaming revenues increased $5,836,000 or 35.7% from $16,336,000 in fiscal 1994 to $22,172,000 in fiscal 1995. The increased sales were primarily due to increased unit sales of video lottery terminals.
     Gaming gross profit decreased by $1,867,000 in fiscal 1995 primarily due to increased production cost in fiscal 1995 as compared with fiscal 1994.
     Gaming operating loss increased to $8,036,000 in fiscal 1995 from $3,648,000 in fiscal 1994. The increased loss was due to the decrease in gross profit and increased selling and administrative and research and development expenses.

IMPACT OF INFLATION
During the past three years, the general level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.

SEASONALITY
The home video game business is highly seasonal and historically has resulted in higher revenues and net income in the first and second quarters of the June 30 fiscal year due to customer purchases preceding the year-end retail holiday selling season. The coin-operated video game business has not historically been seasonal but quarterly revenues and net income usually increase when a coin-operated video game that achieves significant player appeal is introduced.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED
SECURITY-HOLDER MATTERS

The Company's Common Stock, $.50 par value, is traded on the New York Stock Exchange (ticker symbol -- WMS). The table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange for the periods indicated:
- -----------------------------------------------------------
Calendar Period
- -----------------------------------------------------------

1994                                       High    Low
Third Quarter                           $ 20 5/8  $ 17
Fourth Quarter                            19 3/8    16
- -----------------------------------------------------------
1995
First Quarter                           $ 24 1/4  $ 16 5/8
Second Quarter                            21        18
Third Quarter                             23 7/8    19 5/8
Fourth Quarter                            24        16
- -----------------------------------------------------------

1996
First Quarter                           $ 21 1/8  $ 16 1/2
Second Quarter                            24 5/8    17 1/4
Third Quarter (through Sept. 13, 1996)    29 1/4    19 1/2


     No cash dividends were declared or paid during fiscal 1996 or 1995. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.
     At September 13, 1996, there were approximately 2,000 holders of record of the Common Stock.


REPORT OF INDEPENDENT AUDITORS

The Stockholders and the Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and Subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                              Ernst & Young LLP



Chicago, Illinois
September 12, 1996, except for Note 14, as to which the date is September 20,
1996

WMS Industries Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands)


- ---------------------------------------------------------------------------------------------------
June 30,                                                                          1996      1995
- ---------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                       $33,550   $42,337
Short-term investments                                                           27,109    47,863
Receivables, net of allowances of $1,826 in 1996 and $1,515 in 1995              76,965    53,586
Inventories
  Raw materials and work in progress                                             40,332    35,863
  Finished goods                                                                 22,722     5,221
- ---------------------------------------------------------------------------------------------------
                                                                                 63,054    41,084
Deferred income taxes                                                             4,233         -
Other current assets                                                             11,513     5,272
- ---------------------------------------------------------------------------------------------------
Total current assets                                                            216,424   190,142
Investment in marketable equity securities                                       19,437    23,187
Property, plant and equipment, net                                               38,522    32,534
Excess of purchase cost over amount assigned to net assets acquired, net         23,765    10,599
Net assets of discontinued operations                                            42,091    49,792
Other assets                                                                     16,206    19,246
- ---------------------------------------------------------------------------------------------------
Total assets                                                                   $356,445  $325,500
===================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                $23,034   $30,341
Accrued compensation and related benefits                                         8,268     5,290
Income taxes payable                                                                  -     5,246
Deferred income taxes                                                                 -     1,819
Accrued payment on 1996 purchase of Atari Games Corporation                       3,286         -
Accrued discontinuance costs                                                     10,513         -
Accrued royalties                                                                 6,108     1,992
Other accrued liabilities                                                        19,585     5,236
- ---------------------------------------------------------------------------------------------------
Total current liabilities                                                        70,794    49,924
Long-term debt                                                                   65,363    57,500
Deferred income taxes                                                             6,548     5,036
Other noncurrent                                                                  3,707     4,469
Stockholders' equity:
Preferred stock (5,000,000 shares authorized, none issued)                            -         -
Common stock (issued 24,200,062 shares in 1996 and 24,165,612 shares in 1995)    12,100    12,083
Additional paid-in capital                                                       82,496    81,851
Retained earnings                                                               123,906   119,367
- ---------------------------------------------------------------------------------------------------
                                                                                218,502   213,301
Treasury stock, at cost (52,312 shares in 1996 and 56,312 shares in 1995)         (148)     (159)
Unrealized loss on noncurrent marketable equity securities                      (8,321)   (4,571)
- ---------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                      210,033   208,571
- ---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $356,445  $325,500
- ---------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

WMS INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)






- ---------------------------------------------------------------------------------------------------------
Years ended June 30,                                                     1996         1995         1994
- ---------------------------------------------------------------------------------------------------------
REVENUES                                                             $338,625     $314,494     $282,733

COSTS AND EXPENSES
  Cost of sales (including restructuring charges of $3,422 in 1996)   228,258      219,162      201,712
  Research and development                                             45,931       27,079       19,327
  Selling and administrative                                           53,649       35,003       22,764
- ---------------------------------------------------------------------------------------------------------
Total costs and expenses                                              327,838      281,244      243,803
- ---------------------------------------------------------------------------------------------------------
Operating income                                                       10,787       33,250       38,930

Interest and other income                                               4,353        4,691        3,787
Interest expense                                                       (3,683)      (2,854)      (3,178)
- ---------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                  11,457       35,087       39,539

Provision for income taxes                                             (3,980)     (12,075)     (13,273)
- ---------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                                       7,477       23,012       26,266

Discontinued operations
  Income (loss) from discontinued operations, net of tax
    provision (credit) of $1,645, ($234) and ($7)                       2,953       (3,805)       2,217
  Costs related to discontinuance, net of tax (credit) of ($2,795)     (5,891)           -            -
- ---------------------------------------------------------------------------------------------------------
Income (loss) - discontinued operations                                (2,938)      (3,805)       2,217
- ---------------------------------------------------------------------------------------------------------
Net income                                                           $  4,539     $ 19,207     $ 28,483
=========================================================================================================

Income (loss) per share of common stock
  Continuing operations                                              $    .31     $    .96     $   1.10
  Discontinued operations                                                (.12)        (.16)         .09
=========================================================================================================
  Net income                                                         $    .19     $    .80     $   1.19
=========================================================================================================
Shares used in calculating per share amounts                           24,122       24,102       24,016
=========================================================================================================


See notes to consolidated financial statements.

WMS INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)


- -----------------------------------------------------------------------------------------------------------------------
                                                              Additional            Treasury   Unrealized      Total
                                                     Common    paid-in    Retained   stock,     holding    stockholders'
                                                     stock     capital    earnings  at cost       loss        equity
- -----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1993                         $11,802     $69,177   $71,677    $ (181)  $       -       $152,475
Net income for the year ended June 30, 1994               -           -    28,483         -           -         28,483
Issuance of 556,450 shares of common stock
  through exercise of options                           278       9,970         -         -           -         10,248
Issuance of 2,000 treasury shares through
  the treasury share bonus plan                           -          40         -         5           -             45
Unrealized holding loss on noncurrent investment
  in marketable equity securities                         -           -         -         -     (12,258)       (12,258)
Tax benefit from exercise of common stock options         -       2,479         -         -           -          2,479
- ----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1994                          12,080      81,666   100,160      (176)    (12,258)       181,472
Net income for the year ended June 30, 1995               -           -    19,207         -           -         19,207
Issuance of 5,000 shares of common stock
  through exercise of options                             3          34         -         -           -             37
Issuance of 6,000 treasury shares through
  the treasury share bonus plan                           -         134         -        17           -            151
Reduction of unrealized holding loss on noncurrent
  investment in marketable equity securities              -           -         -         -       7,687          7,687
Tax benefit from exercise of common stock options         -          17         -         -           -             17
- ----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1995                          12,083      81,851   119,367      (159)     (4,571)       208,571
Net income for the year ended June 30, 1996               -           -     4,539         -           -          4,539
Issuance of 34,450 shares of common stock
  through exercise of options                            17         410         -         -           -            427
Issuance of 4,000 treasury shares through
  the treasury share bonus plan                           -          89         -        11           -            100
Increase in unrealized holding loss on noncurrent
  investment in marketable equity securities              -           -         -         -      (3,750)        (3,750)
Tax benefit from exercise of common stock options         -         146         -         -           -            146
- ----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1996                         $12,100     $82,496  $123,906    $ (148)   $ (8,321)      $210,033
======================================================================================================================


See notes to consolidated financial statements.

WMS Industries Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



- ---------------------------------------------------------------------------------------------------------------
Years ended June 30,                                                                  1996      1995      1994
- ---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                          $4,539   $19,207   $28,483
Adjustments to reconcile net income to net cash (used) provided by operating activities
  (Income) loss from discontinued operations                                        (2,953)    3,805    (2,217)
  Costs related to discontinuance                                                    5,891         -         -
  Depreciation and amortization                                                      7,949     5,697     4,078
  Receivables provision                                                              3,790     3,293       175
  Deferred income taxes                                                             (2,392)    5,074     4,242
  Tax benefit from exercise of common stock options                                    146        17     2,479
  Increase (decrease) resulting from changes in operating assets and liabilities
    Receivables                                                                     (3,955)  (13,170)   (7,118)
    Inventories                                                                    (15,187)  (14,328)   (2,783)
    Other current assets                                                            (5,685)   (1,584)   (1,745)
    Accounts payable and accruals                                                   (7,873)   11,367     3,527
    Current income taxes payable                                                    (5,246)    5,246         -
    Other assets and liabilities not reflected elsewhere                            (4,594)     (276)   (1,209)
- ---------------------------------------------------------------------------------------------------------------
Net cash (used) provided by operating activities                                   (25,570)   24,348    27,912

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                          (11,460)  (17,408)   (7,942)
Acquisition of Tradewest operating assets                                          (11,476)   (3,024)  (14,431)
Cash acquired in acquisition of Atari Games Corporation, net of cash used            7,996         -         -
Net change in short-term investments                                                20,754    15,037    23,650
Purchase of noncurrent marketable equity securities                                      -         -   (27,758)
Other                                                                                    -    (1,424)        -
- ---------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                     5,814    (6,819)  (26,481)

FINANCING ACTIVITIES
Cash received on exercise of stock options                                             427        37    10,248
- ---------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              427        37    10,248
- ---------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Net transfer from (to) discontinued operations and payment of
  transaction costs in 1996                                                         10,542    (5,623)  (12,043)
- ---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (8,787)   11,943      (364)
Cash and cash equivalents at beginning of year                                      42,337    30,394    30,758
- ---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $33,550   $42,337   $30,394
===============================================================================================================


See notes to consolidated financial statements.

WMS INDUSTRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: BUSINESS OVERVIEW

WMS Industries Inc. ("WMS") is engaged in the design, manufacture and sale of coin-operated and home video games, coin-operated pinball and novelty games, and video lottery terminals and gaming devices. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     On June 27, 1996, WMS announced restructuring initiatives intended to, among other things, reduce regulatory burdens and risks, enhance shareholder value by enabling investors to value three distinct areas of the operations and reduce expenses of pinball operations. The restructuring will entail a spin-off of 100% of WMS' Puerto Rico-based hotel, casino and management businesses to the WMS stockholders; an initial public offering of approximately 15% of Midway Games Inc., the coin operated and home video games subsidiary; and the downsizing of the pinball business. In connection with these actions, the amusement games business will now be reported in the following three industry segments: video games, pinball and novelty, and gaming.

NOTE 2: PRINCIPAL ACCOUNTING POLICIES

CONSOLIDATION POLICY
The consolidated financial statements include the accounts of WMS and its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. The prior years consolidated financial statements are restated to reflect the hotel and casino segments as discontinued operations because of the decision to spin-off the hotel and casino business (see Note 1). The prior years financial statements have also been reclassified to conform with the current year presentation.

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

EXCESS OF PURCHASE COST OVER AMOUNT ASSIGNED TO NET ASSETS ACQUIRED (GOODWILL) Goodwill of $22,765,000 (net of accumulated amortization of $2,035,000) at June 30, 1996 arising from acquisitions is being amortized by the straight-line method over 15 years. Goodwill of $1,000,000 which arose in 1968 is not being amortized.

INTELLECTUAL PROPERTIES LICENSES
Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenue for fiscal 1996, 1995 and 1994 was $18,991,000, $37,577,000 and $23,110,000, respectively.

HOME VIDEO GAME REVENUES
Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1996, 1995 and 1994 was $14,325,000, $6,757,000 and $1,272,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
In 1995, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which the Company must adopt in fiscal 1997. SFAS 121 standardizes the accounting practices for recognition and measurement of impairment losses on certain long-lived assets. The Company anticipates the adoption of this standard will have no material impact on the consolidated financial statements.
     The Company currently follows the provisions of Accounting Principals Board (APB) Opinion No. 25, under which no recognition of expense is required in accounting for its stock options. In 1995, the FASB issued SFAS 123, which allows the Company to elect to continue to follow the recognition and measurement provisions of APB No. 25, provided that it makes additional footnote disclosures. The Company intends to make this election, therefore, adoption of SFAS 123 in fiscal 1997 will require additional footnote disclosure, but will not result in expense recognition.

NOTE 3: ACQUISITIONS

On March 29, 1996, a WMS subsidiary acquired all the capital stock of Atari Games Corporation ("Atari Games") from Warner Communications Inc.("Warner"), a subsidiary of Time Warner Inc. The acquisition is being accounted for by the purchase method of accounting. The results of operations of Atari Games subsequent to the acquisition date have been included in the consolidated statement of income. Headquartered in Milpitas, California, Atari Games is engaged in the business of developing, manufacturing, licensing, publishing and distributing coin-operated video games and home video games.
     The Company is in the process of assimilating parts of the Atari Games business into the Company's similar activities and exiting certain activities that include closing the leased manufacturing plant in California and transferring the production of future coin-operated video games to the Company's existing Chicago plants; combining the sales, marketing and distribution of home video games with the Company's home video operations; the sale of an Irish subsidiary that produces coin-operated video games; the sale of a subsidiary in Japan that develops and markets home video games; and downsizing certain elements of the coin-operated video product development activities that are duplicative of similar activities in Chicago. A $4,500,000 liability for exit activities was established and includes provisions for employee severance and relocation, contractual liabilities, direct exit costs and estimated losses of the two foreign subsidiaries until disposition. Any significant change in the exit liability or purchase price would result in an adjustment to negative goodwill.
     As of June 30, 1996 costs of $1,612,000 for assimilation and exit activities related to the acquisition of Atari Games have been incurred. Additional costs will continue to be incurred until the sale of the subsidiaries in Ireland and Japan have been completed and the building used for manufacturing in California has been subleased. The timing and outcome of these events will determine the adjustment required, if any, to the liability for exit activities.
     The preliminary purchase price for Atari Games is a minimum of $9,863,000 and a maximum of $24,015,000. The preliminary purchase price was computed based upon the book net assets of Atari Games as of March 29, 1996 with a portion of the purchase price contingent upon future gross profits, as defined, of Atari Games.
     The preliminary minimum purchase price included cash of $2,000,000 and a two year non-recourse promissory note (the "Two Year Note") payable on March 29, 1998 for $7,863,000, or 10/28th of the balance of the final maximum purchase price. Additional purchase price in the form of a four year non-recourse promissory note (the "Four Year Note") is contingent on any cash gross profits, as defined, of Atari Games over the next four years and will be recorded incrementally as gross profits are realized. The preliminary maximum amount of the Four Year Note is $14,152,000, or 18/28th of the balance of the maximum final purchase price. Semi-annual installments are to be made on the Four Year Note equal to 50% of any cash gross profit from the sale or distribution of certain products as defined in the purchase agreement and intellectual property with respect thereto owned by Atari Games (the "Products"). As of June 30, 1996, $3,286,000 was recorded as accrued additional purchase price under the Four Year Note.
     The Two Year Note is collateralized by the capital stock of Atari Games. The Company's obligations under the Two Year Note may be satisfied by relinquishing the capital stock of Atari Games to Warner. The Four Year Note with interest at 7% is secured by the Products. Atari Game's unpaid obligations under the Four Year Note may be satisfied by transferring the Products to Warner.
     Under the terms of the purchase agreement, Warner is required to make an additional cash payment of $3,247,000 to Atari Games in order to increase net current assets to the required amount based upon the Atari Games' final March 29, 1996 balance sheet. A receivable for this amount is included in the consolidated balance sheet. The final purchase price has not as yet been accepted by Warner.
                                       21

WMS INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


     The unaudited pro forma consolidated statement of income data of the Company for fiscal 1996 and 1995 included below was prepared as if Atari Games was acquired as of July 1, 1995 and July 1, 1994, respectively, and assimilation and exit activities occurred on that date. This summary does not purport to be indicative of what would have occurred had the acquisition occurred as of the dates indicated or of the results which may occur in the future.

- --------------------------------------------------------------------------------
(in thousands)                                            1996      1995
- --------------------------------------------------------------------------------
Revenues                                                $422,651  $369,384
Income from continuing operations                          6,955    10,534
Income (loss) - discontinued operations                   (2,938)   (3,805)
- --------------------------------------------------------------------------------
Net income                                              $  4,017  $  6,729
- --------------------------------------------------------------------------------
Income per share
  Continuing operations                                 $    .29  $    .44
  Discontinued operations                                   (.12)     (.16)
- --------------------------------------------------------------------------------
  Net Income                                            $    .17  $    .28
- --------------------------------------------------------------------------------

     On April 29, 1994, a WMS subsidiary acquired substantially all of the operating assets and business of three commonly owned companies ("Tradewest"):
Tradewest, Inc., Tradewest International, Inc. and The Leland Corporation. The assets acquired are utilized in the video game business of developing, publishing and distributing home video games in various formats including game cartridges. The acquisition is being accounted for by the purchase method of accounting.
     The final purchase price will be equal to five times average annual pre-tax income, as defined, of the acquired business during the four year period commencing May 1, 1994 subject to a minimum and a maximum. The minimum purchase price is $14,131,000 and the maximum purchase price is $50,131,000.
     Based upon the pre-tax income generated by the acquired business through May 1996, the Company accrued and paid additional purchase price of $14,400,000. The additional purchase price was recorded as goodwill in the consolidated balance sheet and is amortized over the remainder of the 15 year amortization period. The cumulative amount accrued and paid for the purchase of Tradewest as of June 30, 1996 is $28,531,000.
     The unaudited pro forma consolidated statement of income data for fiscal 1994 included below assumes the Tradewest acquisition occurred July 1, 1993. This summary does not purport to be indicative of what would have occurred had the acquisition occurred as of the date indicated or of the results which may occur in the future.

- --------------------------------------------------------------------------------
(in thousands)                                                      1994
- --------------------------------------------------------------------------------
Revenues                                                        $304,895
Income from continuing operations                                 23,814
Income - discontinued operations                                   2,217
- --------------------------------------------------------------------------------
Net income                                                      $ 26,031
- --------------------------------------------------------------------------------
Income per share
  Continuing operations                                         $    .99
  Discontinued operations                                            .09
- --------------------------------------------------------------------------------
  Net income                                                    $   1.08
- --------------------------------------------------------------------------------

NOTE 4: DISCONTINUED OPERATIONS

As discussed in Note 1, on June 27, 1996, the Company announced a planned spin-off of its Puerto Rico based hotel, casino and hotel management operations that will create a new independent public corporation. Accordingly, the financial position, results of operations and cash flows of these business segments have been reported as discontinued operations in the consolidated financial statements.
     The new hotel/casino public corporation will include the following: a 95% interest in Posadas de Puerto Rico Associates, Inc., the owner of the Condado Plaza Hotel & Casino; a 50% interest in Posadas de San Juan Associates, a partnership which owns the El San Juan Hotel & Casino; a 23.3% indirect interest in El Conquistador Partnership L.P. which owns the El Conquistador Hotel and Casino; and a 62% interest in Williams Hospitality Group, Inc., the management company for the above hotels and casinos.
     Completion of the spin-off, among other things, is subject to the receipt of a ruling from the Internal Revenue Service that the transaction will be tax free to the Company and its stockholders. The Company anticipates that the spin-off will be completed during fiscal 1997.
     Costs to be incurred in connection with the spin-off total $8,685,000, $5,891,000 after tax, and includes the contract settlement payment described below, as well as $1,500,000 for transaction costs that are included as discontinued operations in the June 30, 1996 consolidated statement of income.
     In connection with the spin-off, the Board of Directors of WMS requested Louis J. Nicastro, and Mr. Nicastro agreed, to become the Chairman of the Board and chief executive officer of the new hotel/casino public corporation and to relinquish his position as co-chief executive officer of WMS. Effective July 1, 1996, Mr. Nicastro also agreed to the early termination and full settlement of his employment agreement pursuant to which, in lieu of all future payments of base salary, bonus, retirement and death benefits, Mr. Nicastro received a lump sum payment of $9,125,000, with interest from July 1, 1996. As of June 30, 1996, $1,940,000 had previously been accrued for future payments under his employment agreement. The amount of the settlement involved present valuing certain future payments.

     At June 30 net assets of the discontinued operations are summarized as follows:

- -------------------------------------------------------------------------------
(in thousands)                                     1996             1995
- -------------------------------------------------------------------------------
Current assets                                  $  11,098       $  13,086
Current liabilities                               (13,445)        (13,971)
- -------------------------------------------------------------------------------
    Net current liabilities                        (2,347)           (885)
Investment in, receivables and
  advances to nonconsolidated affiliates           27,126          26,320
Land, buildings and equipment                      50,014          53,755
Excess of purchase cost over amount
  assigned to net assets acquired, net              9,109           9,510
Deferred tax (liability) asset                     (2,291)            948
Other assets                                        7,387           7,687
Long-term debt, less current maturities           (23,555)        (26,928)
Other noncurrent liabilities                       (4,542)         (4,252)
Minority interests                                (18,810)        (16,363)
- -------------------------------------------------------------------------------
Net assets of discontinued operations           $  42,091       $  49,792
- -------------------------------------------------------------------------------

WMS plans to contribute up to $10,000,000 in cash to the new hotel/casino public corporation's capital at the date of the spin-off.
     For the years ended June 30 the operating results of the discontinued operations are summarized as follows:

- -------------------------------------------------------------------------------
(in thousands)                    1996            1995            1994
- -------------------------------------------------------------------------------
Revenues                        $68,694         $70,878         $75,480
Costs and expenses               58,601          70,255          65,122
- -------------------------------------------------------------------------------
Operating income                 10,093             623          10,358
Interest expense, net            (1,859)         (1,752)         (3,551)
- -------------------------------------------------------------------------------
Income (loss) before income
  taxes and minority interests    8,234          (1,129)          6,807
(Provision) benefit for
  income taxes                   (1,645)            234               7
Minority interests               (3,636)         (2,910)         (4,597)
- -------------------------------------------------------------------------------
Income (loss) from
  discontinued operations       $ 2,953         $(3,805)        $ 2,217
- -------------------------------------------------------------------------------

NOTE 5: AMUSEMENT GAMES RESTRUCTURING

As discussed in Note 1, on June 27, 1996, a restructuring plan of the amusement games business segment was initiated. The Company has planned an initial public offering of approximately 15% of a wholly-owned subsidiary Midway Games Inc. which develops and distributes coin operated video games and publishes, licenses and distributes home video games. Midway Games Inc. intends to file a registration statement with the Securities and Exchange Commission and expects to complete the offering in the second quarter of fiscal 1997.
     As a result of the softness of the worldwide coin-operated pinball games market, on June 27, 1996, the Board of Directors authorized the downsizing of the pinball business including the pinball design and manufacturing operations. The Company incurred restructuring charges of $3,422,000 ($2,091,000 after tax) for employee severance and inventory provisions. The costs are included as cost of sales in the June 30, 1996 consolidated statement of income.

NOTE 6: INVESTMENTS IN SECURITIES

All investments are designated as available-for-sale and are recorded at market value with the holding gain or loss reflected in stockholders' equity. A summary of securities held at June 30 were as follows:

- -------------------------------------------------------------------------------
                                                 Gross
                                              Unrealized         Market
(in thousands)                    Cost           Loss            Value
- -------------------------------------------------------------------------------
1996
- ----------------------
Securities included as part
  of cash equivalents           $17,343         $    -          $17,343
Short-term investments           27,109              -           27,109
Marketable equity
  securities noncurrent          27,758          8,321           19,437

1995
- ----------------------
Securities included as part
  of cash equivalents           $25,843         $    -          $25,843
Short-term investments           47,863              -           47,863
Marketable equity
 securities noncurrent           27,758          4,571           23,187

     Short-term investments consist principally of money market preferred stocks that generally have no fixed maturity dates but have dividend reset dates every 49 days or less.

WMS INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


NOTE 7: PROPERTY, PLANT AND EQUIPMENT
At June 30 net property, plant and equipment were:

- --------------------------------------------------------------------------------
(in thousands)                                    1996            1995
- --------------------------------------------------------------------------------
Land                                            $  3,481        $  3,209
Buildings and improvements                        23,447          19,348
Machinery and equipment                           33,271          27,314
Furniture and fixtures                             2,672           1,540
- --------------------------------------------------------------------------------
                                                  62,871          51,411
Less accumulated depreciation                    (24,349)        (18,877)
- --------------------------------------------------------------------------------
Net property, plant and equipment               $ 38,522        $ 32,534
- --------------------------------------------------------------------------------

NOTE 8: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Deferred tax assets also include the future tax benefit from unrealized capital losses.
     Significant components of the Company's deferred tax assets and liabilities at June 30 were:

- --------------------------------------------------------------------------------
(in thousands)                                    1996            1995
- --------------------------------------------------------------------------------
Deferred tax assets resulting from
  Unrealized capital loss                       $  3,236        $  1,800
  Inventory valuation                              2,089           1,370
  Accrued items not
     currently deductible                          7,505           1,110
  Receivable allowance                               748             632
  Purchased assets cost basis difference           1,853               -
  Other                                              424           1,759
- --------------------------------------------------------------------------------
  Total deferred tax assets                       15,855           6,671
Valuation allowance for unrealized
  capital loss                                    (3,236)         (1,800)
- --------------------------------------------------------------------------------
Net deferred tax assets                           12,619           4,871
- --------------------------------------------------------------------------------
Deferred tax liabilities resulting from
  Tax over book depreciation                       1,285           1,467
  Revenues deferred in tax reporting               5,672           8,476
  Purchase liability basis difference              4,455               -
  Deferred items deducted                            925               -
  Other                                            2,597           1,783
- --------------------------------------------------------------------------------
  Total deferred tax liabilities                  14,934          11,726
- --------------------------------------------------------------------------------
Net deferred tax liabilities                    $ (2,315)       $ (6,855)
- --------------------------------------------------------------------------------

     Significant components of the provision for income taxes for the years ended June 30, 1996, 1995 and 1994 were:

- --------------------------------------------------------------------------------
(in thousands)                         1996            1995            1994
- --------------------------------------------------------------------------------
Current
   Federal                           $ 5,317         $ 5,939         $ 5,095
   State                                 909           1,045           1,457
- --------------------------------------------------------------------------------
      Total current                    6,226           6,984           6,552
Deferred
   Federal                            (1,829)          4,261           3,931
   State                                (563)            813             311
- --------------------------------------------------------------------------------
      Total deferred                  (2,392)          5,074           4,242
Provision for tax benefits
   resulting from stock options          146              17           2,479
- --------------------------------------------------------------------------------
Provision for income taxes
   on continuing operations            3,980          12,075          13,273
(Credit) for income taxes on
   discontinued operations            (1,150)           (234)             (7)
- --------------------------------------------------------------------------------
Income tax provision, net            $ 2,830         $11,841         $13,266
- --------------------------------------------------------------------------------

     The provision for income taxes on continuing operations differs from the amount computed using the statutory federal income tax rate as follows:

- --------------------------------------------------------------------------------
                                       1996            1995            1994
- --------------------------------------------------------------------------------
Statutory federal income tax rate      35.0%           35.0%          35.0%
State income taxes,
  net of federal benefit                1.9             3.4            3.6
Foreign sales corporation benefits     (2.0)           (1.7)          (2.4)
Utilization of capital loss
  carryforwards                           -            (2.9)          (3.0)
Other, net                              (.2)             .6             .4
- --------------------------------------------------------------------------------
                                       34.7%           34.4%          33.6%
- --------------------------------------------------------------------------------

     During fiscal 1996, 1995 and 1994 income taxes paid by continuing operations were $15,674,000, $1,635,000 and $6,378,000, respectively.

NOTE 9: LINE OF CREDIT AND LONG-TERM DEBT

WMS has an uncollateralized bank line of credit which provides for borrowing up to $50,000,000 and for WMS and its U.S. operating subsidiaries to have letters of credit up to $80,000,000 outstanding, reduced for any borrowing on the line of credit. Interest on the initial borrowings will be at a short-term Eurodollar rate plus .75%. At June 30, 1996, there were no borrowings from this line of credit but there were outstanding letters of credit totaling $379,000.


    Long-Term debt at June 30 was:
- ------------------------------------------------------
(in thousands)                          1996     1995
- ------------------------------------------------------
Convertible subordinated debentures  $57,500  $57,500
Atari Games two year note
  due March 1998, 6% interest          7,863        -
- ------------------------------------------------------
                                     $65,363  $57,500
- ------------------------------------------------------


     The $57,500,000 of 5 3/4% convertible subordinated debentures due 2002 are convertible by the holders into common stock at a conversion price of $29.00 per share. The debentures are redeemable by the Company at 103.6% of principal, declining to 100% on November 30, 2000.
     The amount of interest paid (excluding $485,000 capitalized in fiscal
1995) during fiscal 1996, 1995 and 1994 was $3,316,000, $2,854,000 and
$3,179,000, respectively.

NOTE 10: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Authorized common stock of the Company consists of 60,000,000 shares of $.50 par value. At June 30, 1996, 6,359,359 shares of common stock were reserved for possible issuance for the convertible debentures and the stock option plans. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by the Board of Directors.
     Earnings per share amounts are computed based upon the weighted average number of outstanding common shares and dilutive common equivalent shares (relating to stock options). In fiscal 1996, 1995 and 1994, per share amounts were computed using the weighted average number of outstanding common shares of 24,121,830, 24,102,051 and 24,016,174, respectively.

NOTE 11: COMMON STOCK PLANS

Under the stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2004. Options may be granted to employees and under certain conditions to non-employee directors. The stock option committee has the authority to fix the terms and conditions upon which each employee option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant.
     Under the plans, options were outstanding to acquire 3,156,100 shares ($17.25 to $26.88 per share - 965,600 shares exercisable) and 3,058,050 shares ($1.88 to $26.88 per share) at June 30, 1996 and 1995, respectively. At June 30, 1996 outstanding options include options to acquire 1,600,000 shares at $26.88 per share that do not become exercisable until the market value of the Company's common stock reaches $35.00 per share. During fiscal 1996, options were granted to purchase 155,500 shares ($21.88 to $24.13 per share), options were cancelled for 23,000 shares, and options were exercised for 34,450 shares ($1.88 to $20.50 per share). At June 30, 1996 and 1995, 1,220,500 and 1,376,000 shares, respectively, were available for the granting of future options under the plans.
     The Company has a Treasury Share Bonus Plan for key employees covering all the shares of common stock held in the treasury. The vesting and other terms of the awards are flexible. No awards of treasury stock were outstanding at June 30, 1996.

NOTE 12: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments, trade accounts receivable from the sale of games and marketable equity securities. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1996, 43% of trade accounts receivable are from sale of games to the Company's distributors located primarily throughout the United States and Western Europe and because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. At times during the fiscal year accounts receivable from certain major home video customers represent a significant amount of the accounts receivable then outstanding.

WMS INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

     The estimated fair value of financial instruments at June 30, 1996 has been determined by the Company, using available market information and valuation methodologies considered to be appropriate. The amounts reported for cash equivalents, short-term investments and Atari Games two year note payable are considered to be a reasonable estimate of their fair value. The amount reported for marketable equity securities is valued at the closing market price on June 30, 1996.

     The $57,500,000 of 5 3/4% convertible subordinated debentures issued in December 1992 are traded on the New York Stock Exchange and based on the last trade on June 30, 1996 had a fair value of $57,213,000. The debentures are callable at a premium and convertible by the holder into common stock at $29.00 per share.

NOTE 13: LEASE COMMITMENTS

The Company leases certain of its office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1996 as follows:

- -----------------------------
(in thousands)
- -----------------------------
1997                  $ 3,054
1998                    2,645
1999                    2,497
2000                    2,235
2001                    2,283
Thereafter              7,635
- -----------------------------
                       20,349
Less sublease income    6,070
- -----------------------------
                      $14,279
=============================


     Rent expense for fiscal 1996, 1995 and 1994 was  $2,197,000, $1,813,000 and $1,494,000, respectively, and was offset by sublease income of $134,000 for fiscal 1996. Aggregate future gross lease commitments of $16,619,000 were guaranteed by Warner prior to the acquisition of Atari Games from Warner. One facility with a gross lease commitment of $3,953,000 is listed with a realtor to be sublet - see Note 4.

NOTE 14: SUBSEQUENT EVENT

The U.S. District Court for the Northern District of Illinois on September 19, 1996 rendered a decision in favor of International Game Technology ("IGT") in the pending litigation between WMS Gaming Inc. and IGT regarding a certain slot machine component patent. The Court found certain claims of the 1984 Telnaes patent owned by IGT to be infringed by WMS Gaming's Model 400 reel-type slot machines and awarded damages and an injunction to IGT. The injunction is not to become effective until mid-October. WMS Gaming intends to appeal the decision immediately and seek stay of the injunction. Newer versions of the WMS slot machines are designed differently from the machine found to infringe the Telnaes patent, and based upon advice of WMS' patent counsel, WMS believes such newer machines will not be affected by this decision. Considering the quantity of slot machines WMS Gaming has sold to date, WMS estimates that even if its appeal is unsuccessful, maximum damages awarded to IGT will be between $1 million to $2 million. However, if the newer versions of the WMS Gaming slot machines are found to infringe the Telnaes patent and if WMS is unable to develop or acquire non-infringing alternate devices or obtain a license to use the patent, the development of WMS's reel-type slot machine business could be adversely affected

NOTE 15: PENSION PLANS

During fiscal 1992 the Company suspended the defined benefit pension plan that covers salaried employees of the Chicago based amusement game business and corporate headquarters. The Company continued the defined benefit pension plan covering certain hourly employees of the Chicago based amusement game business.
     The defined benefit plans provide pension benefits that are based on a flat monthly rate multiplied by the number of years of service. The Company's funding policy for these plans is to make at least the minimum annual contributions required by ERISA. Plan assets are invested primarily in guaranteed insurance contracts.
     The components of net periodic pension cost based on an expected long-term rate of return on plan assets of 9% were:


- ----------------------------------------------------------------------------------
(in thousands)                                1996            1995            1994
- ----------------------------------------------------------------------------------
Service costs-benefits earned
  during the year                           $  210          $  205           $ 187
Interest cost on projected obligation          413             434             414
Actual return on plan assets                  (153)           (209)           (268)
Net amortization of unrecognized net
  obligation at transition and deferrals       (60)            (70)            (10)
- ----------------------------------------------------------------------------------
Net periodic pension cost for the year      $  410          $  360           $ 323
- ----------------------------------------------------------------------------------

The plans' funded status and amounts included in the Company's consolidated balance sheets at June 30 were:


- ---------------------------------------------------------------------------------
(in thousands)                                       1996                   1995
- ---------------------------------------------------------------------------------
Actuarial present value of projected benefit
  obligation, including vested obligations of
  $4,574 and $4,803, respectively                 $ (5,207)              $ (5,433)
Fair value of plan assets                            3,718                  3,778
- ---------------------------------------------------------------------------------
Funded status                                       (1,489)                (1,655)
Unrecognized net obligations being
  recognized over a remaining 6 years                  447                    519
Unrecognized net loss                                  243                    294
Adjustment required to recognize
  minimum liability                                   (694)                  (739)
- ---------------------------------------------------------------------------------
Accrued pension liability                         $ (1,493)              $ (1,581)
=================================================================================

     The discount rate used to determine the actuarial present value of the projected benefit obligation was 8% and 7.5% at June 30, 1996 and 1995, respectively. Other assets include an intangible asset of $694,000 and $739,000 at June 30, 1996 and 1995, respectively, resulting from the adjustment required to recognize the minimum pension liability.
     The Company has four defined contribution employee retirement savings plans. These defined contribution plans cover certain hourly and salaried employees of the amusement game business and corporate headquarters. The Company's contribution to these plans are based on employee participation with certain limitations. The Company may change any of the factors which determine the Company's contribution to such plans. A subsidiary is required to make contributions on behalf of unionized employees to defray part of the costs of the multi-employer pension plan established by its labor union. Such contributions are computed using a fixed charge per employee. Contributions to the defined contribution and multi-employer plans for fiscal 1996, 1995 and 1994 were $517,000, $467,000 and $364,000, respectively.

NOTE 16: MERGER COSTS

On October 18, 1995, Bally Gaming International, Inc. (Bally Gaming) reported the unilateral termination of the June 21, 1995 Agreement and Plan of Merger (Agreement) with the Company and that it had entered into a merger agreement with Alliance Gaming Corporation which it subsequently completed. On October 23, 1995, the Company commenced a lawsuit against Bally Gaming for its failure to pay $4,800,000 in termination fees due the Company under the terms of the Agreement and for additional damages.
     At June 30, 1996, the Company had incurred approximately $2,400,000 in acquisition costs from the proposed merger, included as noncurrent other assets in the consolidated balance sheet at June 30, 1996, which will be offset against the termination fees when received.

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1996 and 1995 are as follows (previously reported numbers have been restated to reflect the hotels and casinos businesses as discontinued operations and to reflect gross profit instead of income from operations):

- ---------------------------------------------------------------
(in thousands, except      Sept. 30   Dec. 31  Mar. 31  June 30
per share amounts)             1995      1995     1996     1996
- ---------------------------------------------------------------
FISCAL 1996 QUARTERS
Revenues                   $ 84,240  $113,216  $67,500  $73,669
Gross profit                 27,841    41,901   23,205   17,420
Research and
  development expense         8,821    12,610    8,829   15,671
Income (loss) from
  continuing operations       2,991     7,876    3,176   (6,566)
Discontinued operations      (2,723)    1,017    3,945   (5,177)
- ---------------------------------------------------------------
Net income (loss)               268     8,893    7,121  (11,743)

PER SHARE OF COMMON STOCK
Income (loss) from
  continuing operations         .12       .33      .14     (.27)
Discontinued operations        (.11)      .04      .16     (.22)
- ---------------------------------------------------------------
Net income (loss)               .01       .37      .30     (.49)
Shares used                  24,109    24,120   24,126   24,130

- ---------------------------------------------------------------
(in thousands, except      Sept. 30   Dec. 31  Mar. 31  June 30
per share amounts)             1994      1994     1995     1995
- ---------------------------------------------------------------
FISCAL 1995 QUARTERS
Revenues                    $66,886   $93,767  $72,715  $81,126
Gross profit                 18,480    24,213   26,691   25,948
Research and
  development expense         5,999     7,052    6,342    7,686
Income from continuing
  operations                  1,817     6,179    8,218    6,799
Discontinued operations      (2,890)      (77)    (191)    (648)
- ---------------------------------------------------------------
Net income (loss)            (1,073)    6,102    8,027    6,151

PER SHARE OF COMMON STOCK
Income from continuing
  operations                    .08       .25      .34      .29
Discontinued operations        (.12)        -     (.01)    (.03)
- ---------------------------------------------------------------
Net income (loss)              (.04)      .25      .33      .26
Shares used                  24,098    24,098   24,103   24,108

     The June 30, 1996 quarter included the operations of Atari Games after its acquisition on March 29, 1996. Research and development expense increased to $15,671,000 in the June 30, 1996 quarter in comparison to $8,829,000 in the March 31, 1996 quarter due primarily to inclusion of Atari Games.
     The June 30, 1996 quarter also included pinball business downsizing after tax restructuring charges of $2,091,000, $.09 per share, (see Note 5) and additional provisions for gaming inventory obsolescence of $2,200,000 ($1,344,000 after tax, $.05 per share) that in the aggregate increased the loss from continuing operations and net loss by $.14 per share.
     Revenues for the quarter ended March 31, 1996 included certain licensing revenue of $10,000,000 that increased income from continuing operations and net income by $4,318,000, $.18 per share.
     Revenues for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995 included certain licensing revenues of $10,000,000, $15,000,000 and $2,000,000, respectively, that increased income from continuing operations and net income by $5,184,000, $.22 per share, $8,130,000, $.34 per share, and
$1,248,000, $.05 per share, respectively.

WMS INDUSTIES INC.
NOTES TO CONSOLDATED FINANCIAL STATEMENTS, CONTINUED


NOTE 18: INDUSTRY SEGMENTS

In connection with the Company's restructuring initiative, the amusement games business is now being reported under the following three industry segments: video games which consists of only the Midway Games Inc. operations, pinball and novelty, and gaming (see Note 1). Prior year segment data has been restated to reflect this change in segment reporting.


- --------------------------------------------------------------------------------------------------------
(in thousands)                                                               1996      1995      1994
- --------------------------------------------------------------------------------------------------------
REVENUES
Video games                                                              $245,423  $180,479  $121,882
Pinball and novelty                                                        55,679   111,843   144,515
Gaming                                                                     37,523    22,172    16,336
- --------------------------------------------------------------------------------------------------------
Total revenues                                                           $338,625  $314,494  $282,733
========================================================================================================
GROSS PROFIT
Video games                                                              $105,367  $ 78,727  $ 59,203
Pinball and novelty (including restructuring charges of $3,422 in 1996)    (1,164)   14,280    17,626
Gaming                                                                      6,164     2,325     4,192
- --------------------------------------------------------------------------------------------------------
Total gross profit                                                       $110,367  $ 95,332  $ 81,021
========================================================================================================
OPERATING INCOME (LOSS)
Video games                                                              $ 40,494  $ 47,136  $ 45,237
Pinball and novelty (including restructuring charges of $3,422 in 1996)   (17,093)   (2,590)      790
Gaming                                                                     (9,508)   (8,036)   (3,648)
Unallocated general corporate expenses                                     (3,106)   (3,260)   (3,449)
- --------------------------------------------------------------------------------------------------------
Total operating income                                                     10,787    33,250    38,930
Interest and other income                                                   4,353     4,691     3,787
Interest expense                                                           (3,683)   (2,854)   (3,178)
- --------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                    $ 11,457  $ 35,087  $ 39,539
========================================================================================================
IDENTIFIABLE ASSETS
Video games                                                              $118,262  $ 81,106  $ 50,993
Pinball and novelty                                                        53,044    58,634    54,584
Gaming                                                                     59,803    20,462    12,302
Corporate                                                                  83,245   115,506   109,118
Net assets of discontinued operations                                      42,091    49,792    47,968
- --------------------------------------------------------------------------------------------------------
Total assets                                                             $356,445  $325,500  $274,965
========================================================================================================
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
Video games                                                              $  1,974  $  1,121  $    287
Pinball and novelty                                                         3,107     2,591     2,278
Gaming                                                                        360       168        84
Corporate                                                                      31        65        33
- --------------------------------------------------------------------------------------------------------
Total depreciation of property, plant and equipment                      $  5,472  $  3,945  $  2,682
========================================================================================================
CAPITAL EXPENDITURES
Video games                                                              $  3,107  $  3,859  $    754
Pinball and novelty                                                         6,658    12,945     6,720
Gaming                                                                      1,678       588       423
Corporate                                                                      17        16        45
- --------------------------------------------------------------------------------------------------------
Total capital expenditures                                               $ 11,460  $ 17,408  $  7,942
========================================================================================================
EXPORT SALES (PRIMARILY TO WESTERN EUROPE)
Video games, pinball and novelty and gaming                              $ 76,337  $138,530  $144,080
========================================================================================================
SALES TO A MAJOR CUSTOMER
Video games and pinball and novelty                                      $ 23,898  $ 52,343  $ 58,844
========================================================================================================