Form 10-K405, Exhibit 13
period 1997-06-30
WMS INDUSTRIES INC /DE/
filed 1997-09-26
CIK 350077

                                                                EXHIBIT 13

                              WMS INDUSTRIES, INC.

                                    INDEX TO

                             FINANCIAL INFORMATION



Selected Five-Year Financial Data                               4

Management's Discussion                                         5

Market for the Company's Common Stock and Related
  Security-Holder Matters                                       7

Report of Independent Auditors                                  7

Consolidated Balance Sheets                                     8

Consolidated Statements of Income                               9

Consolidated Statements of Changes in
  Stockholders' Equity                                         10

Consolidated Statements of Cash Flows                          11

Notes to Consolidated Financial Statements                     12

Quarterly Financial Information                                19

Industry Segments                                              20

WMS INDUSTRIES INC.

                       SELECTED FIVE-YEAR FINANCIAL DATA


(In thousands, except per share amounts)

---------------------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA (1)     June 30,                    1997         1996          1995       1994       1993
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $ 76,596     $ 93,202      $134,015   $160,851   $174,818
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                            (79,316)     (29,707)      (13,886)    (6,307)    12,674
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                                              (77,098)     (29,308)      (11,906)    (5,919)    13,756
---------------------------------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                                (30,301)     (11,556)       (5,779)    (4,162)     4,658
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                           (46,797)(3)  (17,752)(2)    (6,127)    (1,757)     9,098
Discontinued operations, net of applicable income taxes:
  Video games segment
   Income from discontinued operations - net                        35,804       25,229        29,139     28,023     15,839
   Gain on initial public offering of subsidiary                    47,771            -             -          -          -
  Hotel and casino segment
   Income (loss) from discontinued operations - net                  3,917       (2,938)       (3,805)     2,217      5,772
---------------------------------------------------------------------------------------------------------------------------
Net income                                                        $ 40,695     $  4,539      $ 19,207   $ 28,483   $ 30,709
===========================================================================================================================

Primary earnings per share of common stock:
  Income (loss) from continuing operations                        $  (1.92)(3) $   (.74)(2)  $   (.25)  $   (.07)  $    .39
===========================================================================================================================
  Net income                                                      $   1.67     $    .19      $    .80   $   1.19   $   1.31
===========================================================================================================================
Shares used in primary per share calculations                       24,334       24,122        24,102     24,016     23,374
===========================================================================================================================

Fully diluted earnings per share of common stock:
  Income (loss) from continuing operations                        $  (1.65)(3) $   (.74)(2)  $   (.25)  $   (.07)  $    .39
===========================================================================================================================
  Net income                                                      $   1.58     $    .19      $    .80   $   1.19   $   1.31
===========================================================================================================================
Shares used in fully diluted per share calculations                 27,019       24,122        24,102     24,016     23,374
===========================================================================================================================

SELECTED BALANCE SHEET DATA
Total assets                                                      $306,915     $295,071      $294,190   $262,148   $228,829
---------------------------------------------------------------------------------------------------------------------------
Working capital                                                    103,910      157,248       112,891    118,684    144,291
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                      57,500       57,500        57,500     57,500     57,500
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                               196,000      210,033       208,571    181,472    152,475
===========================================================================================================================


(1) All prior year selected financial data are restated to reflect the video games segment as discontinued operations because of the decision to spin-off the Company's 86.8% interest in Midway Games Inc. See Notes 1 and 3 in the Notes to Consolidated Financial Statements.

(2) Loss from continuing operations for fiscal 1996 includes pinball business downsizing after tax restructuring charges of $2,091,000, $.09 per share, and additional after tax provisions for gaming inventory obsolescence of $1,344,000, $.05 per share.

(3) Loss from continuing operations for fiscal 1997 includes an after-tax loss provision of $37,361,000, $1.54 per primary share ($1.38 fully diluted), related to WMS Gaming Inc. patent litigation. See Note 13 in the Notes to Consolidated Financial Statements.

WMS INDUSTRIES INC.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the discussions contained under "Item 1. Business--The Company," "--Games Operations" and "--Factors Affecting Future Performance" in the Company's Annual Report on Form 10-K contain certain forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements.

FINANCIAL CONDITION

Cash flows used by operating, investing and financing activities before discontinued operations during fiscal 1997 was $60,580,000 as compared with net cash used of $48,021,000 during fiscal 1996.
     Cash provided by operating activities before changes in operating assets and liabilities was $297,000 during fiscal 1997 compared with cash used of $12,147,000 during fiscal 1996.
     The changes in operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in $15,875,000 of cash outflow during fiscal 1997 compared with a cash outflow of $48,702,000 during fiscal 1996. Cash outflow in fiscal 1997 was primarily due to increased inventories and receivables.
     Cash used by investing activities was $46,362,000 in fiscal 1997 compared with cash provided of $12,401,000 in fiscal 1996. Cash used for the purchase of property, plant and equipment during fiscal 1997 was $3,471,000 compared with $8,353,000 in fiscal 1996. Net cash used for the purchase of short-term investments was $42,891,000 in fiscal 1997 compared with net cash provided from the sales of short-term investments of $20,754,000 in fiscal 1996.
     Cash from discontinued operations in fiscal 1997 of $38,082,000 included the collection of the dividend notes from Midway Games Inc. of $50,000,000, net of the hotel and casino segments uses of $11,918,000. Cash provided from discontinued operations in fiscal 1996 was $30,035,000.
     See the consolidated statements of cash flows on page 15 for further details of cash flow items.
     Management believes that cash and cash equivalents and short-term investments will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business as well as cash required to fund future operating losses, if any, and the Company's other presently anticipated needs, including the payment of the portion of the convertible subordinated debentures called for redemption that are not previously converted. See Note 13 to the consolidated financial statements regarding patent litigation.


RESULTS OF OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996
Segment data discussed below is taken or derived from segment disclosures in
Note 16 to the consolidated financial statements.
     Consolidated revenues decreased to $76,596,000 in fiscal 1997 from $93,202,000 in fiscal 1996. Gaming revenues in fiscal 1997 decreased 10.4% or $3,910,000 from fiscal 1996. Pinball and novelty revenues decreased by $12,696,000 or 22.8% in fiscal 1997 primarily due to the continuing industry wide decline in demand for pinball games.
     Consolidated gross profit increased to $16,450,000 in fiscal 1997 from $8,422,000 (excluding the $3,422,000 in 1996 pinball restructuring charges) in fiscal 1996 due primarily to lower cost of sales in fiscal 1997 resulting from the restructuring of the pinball business.
     In fiscal 1997 the Company recorded a provision of $61,925,000 relating to patent litigation. See Note 13 to the consolidated financial statements.
     The increase in interest and other income was primarily from an increase in interest income on short-term investments and cash and cash equivalents because of the higher amount available for investment.
     Loss from continuing operations was $46,797,000, $1.92 per primary share, in fiscal 1997 compared with $17,752,000, $.74 per primary share, in fiscal 1996. Excluding the after tax provisions relating to patent litigation of $37,361,000, loss from continuing operations was $9,436,000, $.39 per primary share in fiscal 1997. The decreased loss was primarily from the reduced pinball and novelty segment operating loss.

PINBALL AND NOVELTY
Pinball and novelty revenues decreased 22.8% to $42,983,000 in fiscal 1997 from $55,679,000 in fiscal 1996. The decreased revenues were primarily due to the continuing industry wide decline in demand for pinball games.

WMS INDUSTRIES INC.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     CONTINUED

     The pinball and novelty segment operating loss decreased 82.5% to $2,997,000 in fiscal 1997 from $17,093,000 in fiscal 1996. The change resulted primarily from the cost reductions resulting from June 1996 downsizing of this segment's operations.

GAMING
Gaming revenues decreased to $33,613,000 in fiscal 1997 from $37,523,000 in fiscal 1996. Gaming revenues were lower primarily from the negative impact on revenues of the patent litigation.


FISCAL 1996 COMPARED WITH FISCAL 1995
Consolidated revenues decreased $40,813,000 or 30.5% from $134,015,000 in fiscal 1995 to $93,202,000 in fiscal 1996. Gaming revenues increased $15,351,000 or 69.2% in fiscal 1996 primarily because the Company began selling slot machines during the second half of fiscal 1996. Pinball and novelty revenues decreased by $56,164,000 or 50.2% in fiscal 1996 primarily due to an industry wide decline in demand for pinball games.
     Consolidated gross profit decreased $11,605,000 or 69.9% from $16,605,000 (12.4% of revenues) in fiscal 1995 to $5,000,000 in fiscal 1996. The decrease was primarily due to lower pinball and novelty revenues and a restructuring provision of $3,422,000.
     Consolidated selling and administrative expense increased $3,198,000 or 17.7% from $18,073,000 in fiscal 1995 to $21,271,000 in fiscal 1996. The increase was primarily from the gaming segment.
     Consolidated operating loss was $29,707,000 in fiscal 1996 compared to fiscal 1995 operating loss of $13,886,000. The increase in fiscal 1996 operating loss results primarily from the increased operating loss incurred by the pinball and novelty segment in fiscal 1996.
     The decrease in interest income is primarily due to lower levels of short-term investments and cash equivalents.
     Loss from continuing operations increased $11,625,000 from $6,127,000 in fiscal 1995 to $17,752,000 in fiscal 1996. The increased loss was due primarily to the increased loss of the pinball and novelty segment.

PINBALL AND NOVELTY
Pinball and novelty revenues decreased $56,164,000 or 50.2% from $111,843,000 in fiscal 1995 to $55,679,000 in fiscal 1996 due to an industry wide decline in demand for pinball games.
     The pinball and novelty segment had a segment operating loss in fiscal 1996 of $17,093,000 which includes the restructuring charge of $3,422,000. Segment operating loss of $2,590,000 was incurred in fiscal 1995. The increase in the operating loss was due primarily to the decline in revenues mentioned above with no reduction in operating expense. The restructuring charge was incurred to downsize the pinball and novelty segment operations, which downsizing includes product design and manufacturing and which will result in approximately $10,000,000 of reductions in annual operating expense for the business segment


GAMING
Gaming revenues increased $15,351,000 or 69.2% from $22,172,000 in fiscal 1995 to $37,523,000 in fiscal 1996 primarily due to the Company commencing sales of its slot machine product line in various jurisdictions during the second half of fiscal 1996.
     Gaming had segment operating loss of $9,508,000 in fiscal 1996 compared to a fiscal 1995 segment operating loss of $8,036,000. The increased loss was primarily due to increased selling and administrative expense and increased research and development expense exceeding the additional gross profit from higher revenues.

IMPACT OF INFLATION
During the past three years, the general level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.

WMS INDUSTRIES INC.

                           MARKET FOR THE COMPANY'S
                           COMMON STOCK AND RELATED
                           SECURITY-HOLDER MATTERS


The Company's Common Stock, $.50 par value, is traded on the New York Stock Exchange (ticker symbol -- WMS). The table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange for the periods indicated:

---------------------------------------------------------------
Calendar Period                          High          Low
---------------------------------------------------------------
1995
Third Quarter                            $23 7/8       $19 5/8
Fourth Quarter                            24            16
---------------------------------------------------------------
1996
First Quarter                            $21 1/8       $16 1/2
Second Quarter                            24 5/8        17 1/4
Third Quarter                             29 1/4        19 1/2
Fourth Quarter                            27 7/8        19 1/2
---------------------------------------------------------------
1997
First Quarter                            $24 3/8       $18 3/4
Second Quarter (through April 21)         20            18 1/8
Second Quarter (after April 21)           25 1/2        15 1/4
Third Quarter (through Sept. 16, 1997)    27 15/16      23 3/4


     A tax-free dividend in the form of one share of WHG Resorts & Casinos Inc. (ticker symbol on the New York Stock Exchange - WHG) for every four shares of the Company's Common Stock was distributed on April 22, 1997. No cash dividends were declared or paid during fiscal 1997 or 1996. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.
     At September 16, 1997, there were approximately 2,000 holders of record of the Common Stock.



                        REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and subsidiaries at June 30, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


                             /s/Ernst & Young LLP


Chicago, Illinois
August 19, 1997

WMS INDUSTRIES INC.

                          CONSOLIDATED BALANCE SHEETS



(In thousands)
-------------------------------------------------------------------------------------------------
June 30,                                                                           1997      1996
-------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                      $  1,853  $ 24,351
Short-term investments                                                           70,000    27,109
-------------------------------------------------------------------------------------------------
                                                                                 71,853    51,460
Receivables, net of allowances of $5,439 in 1997 and $831 in 1996                25,246    28,014
Receivable from Midway Games Inc.                                                 2,029         -
Dividend notes receivable from Midway Games Inc.                                      -    50,000
Inventories
  Raw materials and work in progress                                             22,087    23,497
  Finished goods                                                                 11,502    14,535
-------------------------------------------------------------------------------------------------
                                                                                 33,589    38,032
Deferred income taxes                                                            21,013     5,633
Other current assets                                                              1,259     6,106
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            154,989   179,245
Investment in marketable equity securities                                       15,000    19,437
Property, plant and equipment, net                                               30,744    32,595
Net assets of discontinued operations - hotel and casino segments                     -    42,091
Net assets of discontinued operations - video games segment                      90,713     5,488
Other assets                                                                     15,469    16,215
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   $306,915  $295,071
=================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                               $  5,920  $  5,348
Accrued compensation and related benefits                                         3,223     3,419
Accrued discontinuance costs                                                      1,650     9,125
Accrued liability related to WMS Gaming Inc. patent litigation                   37,208         -
Other accrued liabilities                                                         3,078     4,105
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                        51,079    21,997
Long-term debt                                                                   57,500    57,500
Deferred income taxes                                                               629     3,754
Other noncurrent                                                                  1,707     1,787
Stockholders' equity:
Preferred stock (5,000,000 shares authorized, none issued)                            -         -
Common stock (issued 24,270,166 shares in 1997 and 24,200,062 shares in 1996)    12,135    12,100
Additional paid-in capital                                                       84,673    82,496
Retained earnings                                                               112,098   123,906
-------------------------------------------------------------------------------------------------
                                                                                208,906   218,502
Treasury stock, at cost (52,312 shares in 1997 and 1996)                           (148)     (148)
Unrealized loss on noncurrent marketable equity securities                      (12,758)   (8,321)
-------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                      196,000   210,033
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $306,915  $295,071
=================================================================================================

See notes to consolidated financial statements.

WMS INDUSTRIES INC.





                       CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share amounts)
-------------------------------------------------------------------------------------------------
Years ended June 30,                                                  1997      1996     1995
-------------------------------------------------------------------------------------------------
REVENUES                                                           $   76,596  $ 93,202  $134,015
COSTS AND EXPENSES
  Cost of sales (including restructuring charges of $3,422 in 1996)    60,146    88,202   117,410
  Research and development                                             12,882    13,436    12,418
  Selling and administrative                                           20,959    21,271    18,073
  Provisions related to WMS Gaming Inc. patent litigation              61,925         -         -
-------------------------------------------------------------------------------------------------
Total costs and expenses                                              155,912   122,909   147,901
-------------------------------------------------------------------------------------------------
Operating loss                                                        (79,316)  (29,707)  (13,886)

Interest and other income                                               5,661     3,705     4,801
Interest expense                                                       (3,443)   (3,306)   (2,821)
-------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                   (77,098)  (29,308)  (11,906)

Credit for income taxes                                               (30,301)  (11,556)   (5,779)
-------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                       (46,797)  (17,752)   (6,127)

Discontinued operations, net of applicable income taxes:
  Video games segment
    Income from discontinued operations                                34,813    25,229    29,139
    Extraordinary gain on early extinguishment of debt                  2,641         -         -
    Costs related to discontinuance                                    (1,650)        -         -
    Gain on initial public offering of subsidiary                      47,771         -         -
  Hotel and casino segments
    Income (loss) from discontinued operations                          4,742     2,953    (3,805)
    Costs related to discontinuance                                      (825)   (5,891)        -
-------------------------------------------------------------------------------------------------
Net income                                                         $   40,695  $  4,539  $ 19,207
=================================================================================================
PRIMARY EARNINGS PER SHARE OF COMMON STOCK:
  Loss from continuing operations                                  $    (1.92) $   (.74) $   (.25)
=================================================================================================
  Net income                                                       $     1.67  $    .19  $    .80
=================================================================================================
Shares used in primary per share calculations                          24,334    24,122    24,102
=================================================================================================

FULLY DILUTED EARNINGS PER SHARE OF COMMON STOCK:
  Loss from continuing operations                                  $    (1.65) $   (.74) $   (.25)
=================================================================================================
  Net income                                                       $     1.58  $    .19  $    .80
=================================================================================================
Shares used in fully diluted per share calculations                    27,019    24,122    24,102
=================================================================================================

See notes to consolidated financial statements.

WMS INDUSTRIES INC.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY


(In thousands)
----------------------------------------------------------------------------------------------------------------------
                                                             Additional            Treasury  Unrealized  Total
                                                    Common   paid-in     Retained  stock,    holding     stockholders'
                                                    stock    capital     earnings  at cost   loss        equity
----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1994                         $12,080  $   81,666  $100,160  $   (176) $  (12,258) $     181,472

Net income for the year ended June 30, 1995               -           -    19,207         -           -         19,207

Issuance of 5,000 shares of common stock

  through exercise of options                             3          34         -         -           -             37

Issuance of 6,000 treasury shares through the

  treasury share bonus plan                               -         134         -        17           -            151

Reduction of unrealized holding loss on noncurrent

  investment in marketable equity securities              -           -         -         -       7,687          7,687

Tax benefit from exercise of common stock options         -          17         -         -           -             17
----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1995                          12,083      81,851   119,367      (159)     (4,571)       208,571

Net income for the year ended June 30, 1996               -           -     4,539         -           -          4,539

Issuance of 34,450 shares of common stock

  through exercise of options                            17         410         -         -           -            427

Issuance of 4,000 treasury shares through the

  treasury share bonus plan                               -          89         -        11           -            100

Increase in unrealized holding loss on noncurrent

  investment in marketable equity securities              -           -         -         -      (3,750)        (3,750)

Tax benefit from exercise of common stock options         -         146         -         -           -            146
----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1996                          12,100      82,496   123,906      (148)     (8,321)       210,033

Net income for the year ended June 30, 1997               -           -    40,695         -           -         40,695

Issuance of 70,104 shares of common stock

  through exercise of options                            35       1,325         -         -           -          1,360

Increase in unrealized holding loss on noncurrent

  investment in marketable equity securities              -           -         -         -      (4,437)        (4,437)

Tax benefit from exercise of common stock options         -         147         -         -           -            147

Adjustment to common stock options for

  distribution of subsidiary                              -         705         -         -           -            705

Distribution of subsidiary as a tax-free dividend         -           -   (52,503)        -           -        (52,503)
----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1997                         $12,135  $   84,673  $112,098  $   (148) $  (12,758) $     196,000
======================================================================================================================

See notes to consolidated financial statements.

WMS INDUSTRIES INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
-------------------------------------------------------------------------------------------------------------
Years ended June 30,                                                                1997      1996      1995
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $    40,695  $  4,539  $ 19,207

Adjustments to reconcile net income to net cash (used) provided by operating activities:
  Income from discontinued operations - video games segment                       (37,454)  (25,229)  (29,139)
  Income from discontinued operations - gain on initial public
    offering of subsidiary - video games segment                                  (47,771)        -         -
  (Income) loss from discontinued operations - hotel and casino segments           (4,742)   (2,953)    3,805
  Costs related to discontinuance                                                   2,475     5,891         -
  Depreciation and amortization                                                     6,279     4,741     3,889
  Receivables provision                                                               335       432        75
  Provisions related to Gaming patent litigation                                   60,875         -         -
  Deferred income taxes                                                           (21,247)      286        88
  Stock option compensation expense                                                   705         -         -
  Tax benefit from exercise of common stock options                                   147       146        17
  Increase (decrease) resulting from changes in operating assets and liabilities
    Receivables                                                                    (4,505)  (12,044)    7,769
    Inventories                                                                   (12,207)  (14,115)   (9,668)
    Other current assets                                                            3,972    (4,432)       41
    Accounts payable and accruals                                                  (2,608)   (7,394)   (1,685)
    Current income taxes payable                                                        -    (5,246)    5,246
    Other assets and liabilities not reflected elsewhere                             (527)   (5,471)      756
-------------------------------------------------------------------------------------------------------------
Net cash (used) provided by operating activities                                  (15,578)  (60,849)      401


INVESTING ACTIVITIES
Purchase of property, plant and equipment                                          (3,471)   (8,353)  (13,549)
Net change in short-term investments                                              (42,891)   20,754    15,037
Other                                                                                   -         -    (1,424)
-------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                                  (46,362)   12,401        64


FINANCING ACTIVITIES
Cash received on exercise of stock options                                          1,360       427        37
-------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           1,360       427        37


DISCONTINUED OPERATIONS
Net transfer from discontinued operations - video games segment                    50,000    19,493    17,064
Net transfer from (to) discontinued operations and payment
  of transaction costs in 1996 and 1997- hotel and casino segments                (11,918)   10,542    (5,623)
-------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations                                       38,082    30,035    11,441
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                  (22,498)  (17,986)   11,943
Cash and cash equivalents at beginning of year                                     24,351    42,337    30,394
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $     1,853  $ 24,351  $ 42,337
=============================================================================================================

See notes to consolidated financial statements.

WMS INDUSTRIES INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS OVERVIEW

WMS Industries Inc. ("WMS") operates in two business segments; the pinball and novelty segment which is engaged in the design, manufacture and sale of coin-operated pinball and novelty games, and the gaming segment which is engaged in the design, manufacture and sale of slot machines (video and reel type), video lottery terminals and other gaming devices. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     On August 11, 1997, WMS announced a proposed spin-off of its 86.8% interest (33,400,000 shares held by WMS of a total of 38,500,000 shares issued) of Midway Games Inc. Midway Games Inc., which completed an initial public offering on October 29, 1996, is engaged in the design and distribution of coin-operated video games and publishing, licensing and distribution of home video games. The activities of Midway Games Inc. which were the video games segment of WMS are included as discontinued operations at June 30, 1997.
     On April 22, 1997, WMS completed the spin-off, originally announced on June 26, 1996, of 100% of WMS' Puerto Rico based hotel, casino and hotel management business, WHG Resorts & Casinos Inc., to the WMS stockholders. Its activities were included as discontinued operations at June 30, 1996.

NOTE 2: PRINCIPAL ACCOUNTING POLICIES

CONSOLIDATION POLICY
The consolidated financial statements include the accounts of WMS and its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. The prior years consolidated financial statements are restated to reflect the video games segment as discontinued operations because of the decision to spin-off Midway Games Inc. (see Note 1). The prior years financial statements have also been reclassified to conform with the current year presentation.

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

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1997, 1996 and 1995 was $590,000, $987,000 and $1,062,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," to replace Accounting Principals Board ("APB") Opinion No. 15, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings issued after December 15, 1997, for all public companies with complex capital structures. SFAS No. 128 also requires restatement of all prior period statements of earnings using the dual presentation of basic and diluted EPS. Basic EPS is computed by dividing income by the weighted average number of shares outstanding for the period. Diluted EPS reflects, on a pro forma basis, earnings per share for the period available to common shareholders assuming the exercise or conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic EPS. Adoption of SFAS No. 128 will require restating all prior period EPS amounts. Under SFAS No. 128, the Company will no longer be required to present fully diluted EPS because a company reporting a loss from continuing operations is required to present only basic EPS.


NOTE 3: DISCONTINUED OPERATIONS

As discussed in Note 1, on August 11, 1997, the Company announced a planned spin-off of its 86.8% interest in Midway Games Inc. and on April 22, 1997 the Company completed a spin-off of its Puerto Rico based hotel, casino and hotel management business, WHG Resorts & Casinos Inc., which is currently traded on the New York Stock Exchange under the symbol WHG. Accordingly, the financial position, results of operations and cash flows of these business segments have been reported as discontinued operations in the consolidated financial statements.

WMS INDUSTRIES INC.

     Completion of the Midway Games Inc. spin-off, among other things, is subject to the receipt of a ruling from the Internal Revenue Service that the transaction will be tax free to the Company and its stockholders. The Company anticipates that the spin-off will be completed during fiscal 1998.
     Estimated transaction costs to be incurred in connection with the spin-off of Midway Games Inc. of $1,650,000 are included as discontinued operations in the June 30, 1997 consolidated statement of income.

The balance sheet for Midway Games Inc. at June 30, 1997 and 1996 is as follows:

----------------------------------------------------------------------------------------------------
(in thousands)                                                   1997                         1996
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                    $   51,862                   $    9,199
Short-term investments                                           10,000                            -
Receivables, net                                                 54,477                       48,951
Inventories                                                      27,958                       25,022
Deferred income taxes                                             5,779                            -
Other current assets                                              4,329                        5,407
----------------------------------------------------------------------------------------------------
Total current assets                                            154,405                       88,579

Property and equipment, net                                       9,498                        5,927
Excess of purchase cost over amount
  assigned to net assets acquired, net                           49,150                       22,765
Other assets                                                      1,265                          991
----------------------------------------------------------------------------------------------------
Total assets                                                 $  214,318                   $  118,262
====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                             $   18,889                   $   17,686
Accrued compensation and related benefits                        11,331                        4,849
Payable to WMS Industries Inc.                                    2,029                            -
Income taxes payable                                              3,866                            -
Deferred income taxes                                                 -                        1,400
Accrued payment on 1994 purchase
  of Tradewest                                                   14,400                            -
Accrued payment on 1996 purchase
  of Atari Games Corporation                                          -                        3,286
Dividend notes payable to
  WMS Industries Inc.                                                 -                       50,000
Accrued royalties                                                 6,728                        6,088
Other accrued liabilities                                        10,852                       16,888
----------------------------------------------------------------------------------------------------
Total current liabilities                                        68,095                      100,197

Long term debt                                                        -                        7,863
Deferred income taxes                                             3,037                        2,794
Other noncurrent liabilities                                      2,418                        1,920

Stockholders' equity:
Preferred stock                                                       -                            -
Common stock                                                        385                            -
Additional paid-in capital                                       98,488                            -
Retained earnings                                                41,895                            -
Stockholder's net investment                                          -                        5,488
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                      140,768                        5,488
----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $  214,318                   $  118,262
====================================================================================================

     The June 30, 1997 net assets of discontinued operations of the video games segment of $90,713,000 included in the WMS consolidated balance sheet is comprised of the Company's 86.8% ownership interest in Midway Games Inc. stockholders' equity of $140,768,000 or $122,121,000, less $31,408,000 of deferred tax liability on the book to tax difference on the investment in Midway Games Inc.

The income statement for Midway Games Inc. for fiscal years ended June 30, 1997, 1996 and 1995 is as follows:

---------------------------------------------------------------------------------------------------------------
(in thousands,
except per share amounts)                           1997                       1996                       1995
---------------------------------------------------------------------------------------------------------------
Revenues
  Home video                                  $   219,912                $   154,102                 $   60,839
  Coin-operated video                             168,314                     91,321                    119,640
---------------------------------------------------------------------------------------------------------------
Total revenues                                    388,226                    245,423                    180,479
Cost of sales                                     221,407                    140,056                    101,752
---------------------------------------------------------------------------------------------------------------
Gross profit                                      166,819                    105,367                     78,727

Research and development
  expense                                          55,941                     32,495                     14,661
Selling expense                                    30,443                     22,815                      9,692
Administrative expense                             19,902                      9,563                      7,238
---------------------------------------------------------------------------------------------------------------
Operating income                                   60,533                     40,494                     47,136
---------------------------------------------------------------------------------------------------------------
Interest and other income                           4,504                      1,079                         52
Interest expense                                   (2,374)                      (808)                      (195)
---------------------------------------------------------------------------------------------------------------
Income before tax provision
  and extraordinary credit                         62,663                     40,765                     46,993
Provision for income taxes                        (23,812)                   (15,536)                   (17,854)
---------------------------------------------------------------------------------------------------------------
Income before extraordinary
  credit                                           38,851                     25,229                     29,139
Extraordinary gain, net                             3,044                          -                          -
---------------------------------------------------------------------------------------------------------------
Net income                                    $    41,895                $    25,229                 $   29,139
===============================================================================================================

Income per share of Midway
  Games Inc. common stock:
    Income before
      extraordinary credit                    $      1.06                $       .76                 $      .87
    Extraordinary gain, net                           .08                          -                          -
---------------------------------------------------------------------------------------------------------------
      Net income                              $      1.14                $       .76                 $      .87
---------------------------------------------------------------------------------------------------------------
Average number of Midway
  Games Inc. shares outstanding                    36,800                     33,400                     33,400
---------------------------------------------------------------------------------------------------------------

     The income for discontinued operations of the video games segment for fiscal 1997, 1996 and 1995 shown in the WMS consolidated statements of income is equal to income before extraordinary credit of Midway Games Inc. for each year, except that 1997 is reduced by minority interest in income of $4,038,000. The extraordinary gain is reduced by minority interest of $403,000. WMS recognized an after tax gain of $47,771,000 on Midway Games Inc. initial public offering completed on October 29, 1996.

WMS INDUSTRIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     CONTINUED



     As discussed in Note 1, the Company completed the spin-off of its Puerto Rico based hotel, casino and hotel management business on April 22, 1997. In connection with the spin-off, the Board of Directors of WMS requested Louis J. Nicastro, and Mr. Nicastro agreed, to become the Chairman of the Board and chief executive officer of WHG Resorts & Casinos Inc. and to relinquish his position as co-chief executive officer of WMS. Effective July 1, 1996, Mr. Nicastro also agreed to the early termination and full settlement of his employment agreement pursuant to which, in lieu of all future payments of base salary, bonus, retirement and death benefits, Mr. Nicastro received a lump sum payment of $9,125,000, with interest from July 1, 1996. As of June 30, 1996, $1,940,000 had previously been accrued for future payments under his employment agreement. The amount of the settlement involved present valuing certain future payments. Transaction costs incurred in connection with the spin-off were $825,000 in fiscal 1997 and costs incurred in fiscal 1996 were $5,891,000, including the contract settlement payment as well as estimated transaction costs of $1,500,000. The fiscal 1996 costs are net of a $2,794,000 tax benefit.
     At June 30, 1996 net assets of the discontinued operations of the hotel and casino segments are summarized as follows:

-----------------------------------------------------
(in thousands)                                  1996
-----------------------------------------------------
Current assets                              $  11,098
Current liabilities                           (13,445)
-----------------------------------------------------
    Net current liabilities                    (2,347)
Investment in, receivables and
  advances to nonconsolidated affiliates       27,126
Land, buildings and equipment                  50,014
Excess of purchase cost over amount
  assigned to net assets acquired, net          9,109
Other assets                                    7,387
Deferred tax liability                         (2,291)
Long-term debt, less current maturities       (23,555)
Other noncurrent liabilities                   (4,542)
Minority interests                            (18,810)
-----------------------------------------------------
Net assets of discontinued operations -
  hotel and casino segments                 $  42,091
=====================================================


     During the period subsequent to June 30, 1996 but prior to the spin-off, WMS increased the net assets of discontinued operations by a contribution to WHG Resorts & Casinos Inc. of cash and intercompany receivables totaling $5,670,000 ("Spin-off Preliminary Transactions"). The Spin-off Preliminary Transactions and net income of $4,742,000 of the segments to March 31, 1997 resulted in net assets of the hotel and casino segments of $52,503,000 at the time of spin-off which was included as a reduction of retained earnings from the tax-free dividend.
     Income (loss) from discontinued operations includes the results of the hotel, casino and hotel management business for the 9 months ended March 31, 1997 and for the years ended June 30, 1996 and 1995 as follows:

---------------------------------------------------------------
(in thousands)                      1997       1996       1995
---------------------------------------------------------------
Revenues                        $  41,206  $  68,694  $  70,878
Costs and expenses                 30,384     58,601     70,255
---------------------------------------------------------------
Operating income                   10,822     10,093        623
Interest expense, net                (846)    (1,859)    (1,752)
---------------------------------------------------------------
Income (loss) before income
  taxes and minority interests      9,976      8,234     (1,129)
(Provision) benefit for
  income taxes                     (2,302)    (1,645)       234
Minority interests                 (2,932)    (3,636)    (2,910)
---------------------------------------------------------------
Income (loss) from
  discontinued operations       $   4,742  $   2,953  $  (3,805)
===============================================================


NOTE 4: PINBALL BUSINESS DOWNSIZING

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

NOTE 5: INVESTMENTS IN SECURITIES

All investments are designated as available-for-sale and are recorded at market value with the holding gain or loss reflected in stockholders' equity. A summary of securities held at June 30 were as follows:

-----------------------------------------------------------------
                                              Gross
                                            Unrealized   Market
(in thousands)                      Cost       Loss      Value
-----------------------------------------------------------------
1997
---------------------------
Securities included as part
  of cash equivalents            $     54    $      -    $     54
Short-term investments             70,000           -      70,000
Marketable equity
  securities noncurrent            27,758    $ 12,758      15,000

1996
---------------------------
Securities included as part
  of cash equivalents            $ 17,343    $      -    $ 17,343
Short-term investments             27,109           -      27,109
Marketable equity securities
  noncurrent                       27,758       8,321      19,437

WMS INDUSTRIES INC.


     Short-term investments consist principally of money market preferred stocks that generally have no fixed maturity dates but have dividend reset dates every 49 days or less.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT
At June 30 net property, plant and equipment were:

--------------------------------------------------------------------------
(in thousands)                                              1997      1996
--------------------------------------------------------------------------
Land                                                  $    3,481  $  3,481
Buildings and improvements                                21,866    22,989
Machinery and equipment                                   24,490    24,238
Furniture and fixtures                                     2,005     2,672
--------------------------------------------------------------------------
                                                          51,842    53,380
Less accumulated depreciation                            (21,098)  (20,785)
--------------------------------------------------------------------------
Net property, plant and equipment                     $   30,744  $ 32,595
==========================================================================

NOTE 7: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Deferred tax assets also include the future tax benefit from unrealized capital losses.

Significant components of the Company's deferred tax assets and liabilities at June 30 were:

----------------------------------------------------------------------------------------
(in thousands)                                           1997                      1996
----------------------------------------------------------------------------------------
Deferred tax assets resulting from
  Unrealized capital loss                           $    5,382                $    3,236
  Inventory valuation                                    1,444                     1,433
  Accrued items not currently deductible                 1,240                     4,374
  Accruals relating to Gaming litigation                22,892                         -
  Other                                                    192                       537
----------------------------------------------------------------------------------------
  Total deferred tax assets                             31,150                     9,580
Valuation allowance for unrealized
  capital loss                                          (5,382)                   (3,236)
----------------------------------------------------------------------------------------
Net deferred tax assets                                 25,768                     6,344
----------------------------------------------------------------------------------------
Deferred tax liabilities resulting from
  Tax over book depreciation                             1,091                       943
  Deferred items deducted                                    -                       925
  Federal tax on deferred state tax                      1,460                         -
  Other                                                  2,833                     2,597
----------------------------------------------------------------------------------------
  Total deferred tax liabilities                         5,384                     4,465
----------------------------------------------------------------------------------------
Net deferred tax assets                             $   20,384                $    1,879
========================================================================================

Significant components of the provision (credit) for income taxes for the years ended June 30, 1997, 1996 and 1995 were:

-----------------------------------------------------------------------------------------------------
(in thousands)                                 1997                     1996                    1995
-----------------------------------------------------------------------------------------------------
Current
  Federal                                    $ (7,754)              $ (10,106)               $ (4,746)
  State                                        (1,447)                 (1,882)                 (1,138)
-----------------------------------------------------------------------------------------------------
    Total current                              (9,201)                (11,988)                 (5,884)
Deferred
  Federal                                     (17,297)                    327                     120
  State                                        (3,950)                    (41)                    (32)
-----------------------------------------------------------------------------------------------------
    Total deferred                            (21,247)                    286                      88
Provision for tax benefits
  resulting from stock options                    147                     146                      17
-----------------------------------------------------------------------------------------------------
(Credit) for income taxes
  on continuing operations                    (30,301)                (11,556)                 (5,779)
Provision for income taxes
  on discontinued operations
  extraordinary gain                            2,001                       -                       -
Provision for income taxes on
  discontinued operations                      57,522                  14,386                  17,620
-----------------------------------------------------------------------------------------------------
Income tax provision, net                    $ 29,222               $   2,830                $ 11,841
=====================================================================================================

     The credit for income taxes on continuing operations differs from the amount computed using the statutory federal income tax rate as follows:

----------------------------------------------------------
                                       1997   1996   1995
----------------------------------------------------------
Statutory federal income tax rate      35.0%  35.0%  35.0%
State income taxes,
  net of federal effect                 4.6    4.3    6.4
Utilization of capital loss
  carryforwards                           -      -    8.4
Other, net                              (.3)    .1   (1.3)
----------------------------------------------------------
                                       39.3%  39.4%  48.5%
==========================================================

NOTE 8: LONG-TERM DEBT

The $57,500,000 of 53 3/4% convertible subordinated debentures due 2002 are convertible by the holders into common stock at a conversion price of $23.03 per share. The conversion price was reduced from $29.00 per share under a provision of the Indenture because of the spin-off of WHG Resorts & Casinos Inc. The debentures are redeemable by the Company at 102.9% of principal, declining to 100% on November 30, 2000.

WMS INDUSTRIES INC.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  CONTUNUED

     On August 15, 1997 the Company announced that the Board of Directors had approved the redemption on September 22, 1997, unless sooner converted, of 33% of its $57,500,000 outstanding principal amount of the debentures.
     The Company will redeem (unless sooner converted) $18,975,000 of the debentures at a redemption price of 102.9% of the principal amount thereof together with accrued interest to the date of redemption (approximately $17.73 per $1,000 principal amount). Debentures to be redeemed are convertible into shares of the Company's common stock, through September 15, 1997, at the conversion price of $23.03 per share.
     The amount of interest paid (excluding $485,000 capitalized in fiscal
1995) during fiscal 1997, 1996 and 1995 was $3,443,000, $3,306,000 and
$2,821,000, respectively.


NOTE 9: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Authorized common stock of the Company consists of 60,000,000 shares of $.50 par value. At June 30, 1997, 7,649,893 shares of common stock were reserved for possible issuance for the convertible debentures and the stock option plans. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by the Board of Directors.
     Earnings per share are presented on both a primary and a fully diluted basis. Primary earnings per share were computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period.
     The fully diluted earnings per share calculation also includes common shares that would be issued in the conversion of convertible subordinated debentures. Loss from continuing operations and net income were adjusted for the after tax interest expense on the convertible subordinated debentures in the calculation of fully diluted earnings per share.


NOTE 10: COMMON STOCK PLANS

Under the stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2004. Options may be granted to employees and under certain conditions to non-employee directors and consultants. The stock option committee has the authority to fix the terms and conditions upon which each employee option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant.
     The Company accounts for stock options for purposes of determining net income in accordance with APB No. 25. During fiscal 1997, $705,000 was recognized as stock option compensation in connection with the modification by the Board of Directors of the outstanding stock option terms because of the spin-off of the Company's hotel and casino segments. SFAS No. 123 regarding stock option plans permits the use of APB 25 but requires the inclusion of certain pro forma disclosures in the footnotes.

Pro forma net income and net income per share adjusted for the pro forma expense provisions of SFAS 123 were:

------------------------------------------------------------------------
                                                 1997              1996
------------------------------------------------------------------------
Pro forma net income                      $28,367,000        $4,398,000

Pro forma net income per share:
  Primary                                       $1.17              $.18
  Fully diluted                                 $1.13              $.18
========================================================================


     The fiscal 1997 pro forma net income includes an after tax charge of $7,985,000 relating to the modification of options because of the spin-off of the hotel and casino segments and an after tax charge of $4,343,000 for the granting of Midway Games Inc. options at the date of the initial public offering.
     The pro forma fair value of each option grant, and in 1997 the modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions used for modifications and grants in 1997 and 1996: dividend yield 0% for both years, expected volatility of .37 for both years; risk free interest rates of 6.1% and expected life of the options of 3 years for both years.

WMS INDUSTRIES INC.


A summary of the status of the Company's stock option plans for the three years ended June 30, 1997 was as follows:

-----------------------------------------------------------------------------
                                            Shares          Weighted average
                                             (000)           Exercise Price
-----------------------------------------------------------------------------
Outstanding at June 30, 1994                2,769               $25.10
Granted                                       304                18.06
Exercised                                      (5)                7.31
Forfeited                                     (10)               20.50
                                            -----
Outstanding at June 30, 1995                3,058                24.44
Granted                                       156                22.31
Exercised                                     (34)               12.39
Forfeited                                     (24)               20.50
                                            -----
Outstanding at June 30, 1996                3,156                24.50
Granted                                       215                23.62
Exercised                                     (53)               20.48
Forfeited                                     (50)               21.63
                                            -----
Outstanding at modification
 date (4/22/97)                             3,268                24.54
Activity after 4/22/97 modification:        -----
Outstanding as modified                     4,114                19.49
Granted                                        25                20.25
Exercised                                     (17)               16.07
                                            -----
Outstanding at June 30, 1997                4,122                19.51
=============================================================================


     The weighted average pro forma fair value, using the Black-Scholes assumptions noted above, of the 240,000 options granted during fiscal 1997 was $5.33. The weighted average remaining contractual life of outstanding options on June 30, 1997 was 6.7 years. At June 30, 1997, 3,506,000 options with a weighted average exercise price of $19.70 per share were exercisable, outstanding options have exercise prices that range from $13.70 to $21.34 and 1,031,000 shares were available for future grants under the plans.
     On April 22, 1997, the Board of Directors increased the number of outstanding stock options by approximately 26% for each option holder and reduced the exercise price of each option by approximately 20% to reflect the dilution to the outstanding stock options for the distribution of WHG Resorts & Casinos Inc. to the shareholders of WMS.
     The Company has a Treasury Share Bonus Plan for key employees covering all the shares of common stock held in the treasury. The vesting and other terms of the awards are flexible. No awards of treasury stock were outstanding at June 30, 1997 and 1996.


Note 11: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments, trade accounts receivable from the sale of games and marketable equity securities. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1997, 41% of trade accounts receivable are from sale of games to the Company's distributors located primarily throughout the United States and Western Europe and because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit.
     The estimated fair value of financial instruments at June 30, 1997 has been determined by the Company, using available market information and valuation methodologies considered to be appropriate. The amounts reported for cash equivalents and short-term investments are considered to be a reasonable estimate of their fair value. The amount reported for marketable equity securities is valued at the closing market price on June 30, 1997.
     The $57,500,000 of 5 3/4% convertible subordinated debentures issued in December 1992 are traded on the New York Stock Exchange and based on the last trade on June 30, 1997 had a fair value of $65,262,000. The debentures are callable at a premium and convertible by the holder into common stock at $23.03 per share.


NOTE 12: LEASE COMMITMENTS

The Company leases certain of its office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1997 as follows:

------------------------------------------
(in thousands)
------------------------------------------
1998                                $1,009
1999                                   574
2000                                   311
2001                                    20
------------------------------------------
                                    $1,914
==========================================

     Rent expense for fiscal 1997, 1996 and 1995 was $1,414,000, $1,594,000 and
$1,506,000, respectively.


NOTE 13: PATENT LITIGATION

The Company's subsidiary, WMS Gaming Inc. ("WGI"), is currently involved in patent infringement litigation with its competitor International Game Technology ("IGT") regarding a certain slot machine component

WMS INDUSTRIES INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                    CONTINUED

patent. During fiscal 1997, the U.S. District Court for the Northern District of Illinois ruled that WMS Gaming's Model 400 reel spinning slot machine infringed IGT's patent and issued a permanent injunction prohibiting the sale of Model 400 and entered a judgment in favor of IGT and against WGI in the amount of $32,845,000 in the Model 400 slot machine action. The same District Court issued a preliminary injunction prohibiting the sale of WMS Gaming's reel spinning slot machine Model 401. The Model 400 and Model 401 operate differently and each machine is based on separate and distinct methods of operation, each corresponding to separate patents granted by the U.S. Patent and Trademark Office to WGI. WGI has appealed the decisions of the District Court to the U.S. Court of Appeals for the Federal Circuit. However, due to the fact that obtaining a reversal before the Federal Circuit occurs in only a minority of the patent cases it reviews, as of December 31, 1996, management accrued $61,925,000 to provide for the judgment and other costs and losses noted below.
     In March 1997, WGI filed a motion before the District Court seeking a new trial in the Model 400 litigation based on newly discovered evidence. The District Court scheduled a hearing on this matter for September 1997. Upon posting of an appropriate bond, the District Court granted WGI's motion for a stay of enforcement of the money judgment pending disposition of WGI's motion for a new trial; a similar stay pending appeal was also effected. In light of the motion for a new trial, the Federal Circuit stayed the appeals briefing schedule in the pending appeals and subsequently remanded the appeals to the District Court for further proceedings.
     The $61,925,000 loss provision, as adjusted, provides for the judgment award of $32,845,000 and among other things realization of inventory, receivables and legal fees. The major components of the balance of the provision were $6,950,000 for sales returns and uncollectable receivables and $16,300,000 for excess and unusable reel spinning slot machine inventory. Through June 30, 1997, $7,670,000 has been charged to the provisions primarily for inventory and legal fees.
     The slot machines component which is the subject of the litigation is only used in reel spinning slot machines and not in video lottery terminals and other video gaming machines. If the Company is not successful at the District Court level or is unable to obtain a reversal of the District Court judgment on appeal, and is unable to develop or acquire non-infringing alternate devices or obtain a license to use the patent, further development of the Company's reel spinning slot machine business is likely to be adversely affected.


NOTE 14: PENSION PLANS

During fiscal 1992 the Company suspended the defined benefit pension plan that covers salaried employees of the amusement game and gaming businesses and corporate headquarters. The Company continued the defined benefit pension plan covering certain hourly employees of the gaming business.
     The defined benefit plans provide pension benefits that are based on a flat monthly rate multiplied by the number of years of service. The Company's funding policy for these plans is to make at least the minimum annual contributions required by ERISA. Plan assets are invested primarily in guaranteed insurance contracts.


The components of net periodic pension cost based on an expected long-term rate of return on plan assets of 9% were:

----------------------------------------------------------------------------------------------
(in thousands)                                   1997                1996               1995
----------------------------------------------------------------------------------------------
Service costs-benefits earned
 during the year                                 $185                $210               $205
Interest cost on projected
 obligation                                       395                 413                434
Actual return on plan assets                     (185)               (153)              (209)
Net amortization of
 unrecognized net obligation
 at transition and deferrals                      (13)                (60)               (70)
----------------------------------------------------------------------------------------------
Net periodic pension cost for
 the year                                        $382                $410               $360
==============================================================================================

The plans' funded status and amounts included in the Company's consolidated balance sheets at June 30 were:

----------------------------------------------------------------------------------------------
(in thousands)                                                     1997               1996
----------------------------------------------------------------------------------------------
Actuarial present value of projected benefit
  obligation, including vested obligations of
  $4,114 and $4,574, respectively                                 $(4,724)           $(5,207)
Fair value of plan assets                                           3,184              3,718
----------------------------------------------------------------------------------------------
Funded status                                                      (1,540)            (1,489)
Unrecognized net obligations being
  recognized over a remaining 5 years                                 376                447
Unrecognized net loss                                                 356                243
Adjustment required to recognize
  minimum liability                                                  (725)              (694)
----------------------------------------------------------------------------------------------
Accrued pension liability                                         $(1,533)           $(1,493)
==============================================================================================


     The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% and 8% at June 30, 1997 and 1996, respectively. Other assets include an intangible asset of $725,000 and $694,000 at June 30, 1997 and 1996, respectively, resulting from the adjustment required to recognize the minimum pension liability.

WMS INDUSTRIES INC.


     The Company has two defined contribution employee retirement savings plans. These defined contribution plans cover certain hourly and salaried employees of the amusement game and gaming businesses and corporate headquarters. The Company's contributions to these plans are based on employee participation with certain limitations. The Company may change any of the factors which determine the Company's contribution to such plans. A subsidiary is required to make contributions on behalf of unionized employees to defray part of the costs of the multi-employer pension plan established by its labor union. Such contributions are computed using a fixed charge per employee. Contributions to the defined contribution and multi-employer plans for fiscal 1997, 1996 and 1995 were $181,000, $215,000 and $265,000, respectively.

NOTE 15: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1997 and 1996 are as follows (previously reported numbers have been restated to reflect the video games segment as discontinued operations):

---------------------------------------------------------------------------
(in thousands, except               Sept. 30     Dec. 31  Mar. 31  June 30
per share amounts)                      1996        1996     1997     1997
---------------------------------------------------------------------------
FISCAL 1997 QUARTERS
Revenues                            $ 15,016     $18,623  $18,608  $24,349
Gross profit                           2,965       4,127    4,551    4,807
Loss from continuing
  operations                          (2,507)    (39,712)  (2,381)  (2,197)
Discontinued operations:
  Video games segment                  6,077      13,409    5,566   10,752
  Gain on initial public
    offering of subsidiary                 -      47,771        -        -
Hotel and casino segments                  -           -    3,917        -
---------------------------------------------------------------------------
Net income                          $  3,570     $21,468  $ 7,102  $ 8,555

Primary earnings per share of common stock:
-------------------------------------------
Loss from continuing
  operations                        $   (.10)    $ (1.64) $  (.10) $  (.09)
---------------------------------------------------------------------------
Net income                          $    .15     $   .89  $   .29  $   .35
---------------------------------------------------------------------------
Shares used                           24,156      24,193   24,199   24,449
---------------------------------------------------------------------------

Fully diluted earnings per share of common stock:
------------------------------------------------
Loss from continuing
  operations                      $     (.10)    $ (1.64) $  (.10) $  (.06)
---------------------------------------------------------------------------
Net income                        $      .15     $   .89  $   .29  $   .33
---------------------------------------------------------------------------
Shares used                           24,156      24,193   24,199   27,357


     The December 31, 1996 quarter includes an after tax charge of $37,361,000, $1.54 per primary and fully diluted share, for a loss provision related to WMS Gaming Inc. patent litigation. (See Note 13).

----------------------------------------------------------------------------
(in thousands, except            Sept. 30     Dec. 31      Mar. 31   June 30
per share amounts)                   1995        1995         1996      1996
----------------------------------------------------------------------------
FISCAL 1996 QUARTERS
Revenues                           $16,302    $24,054      $24,425   $28,421
Gross profit (loss)                   525       1,286        3,646      (457)
Loss from continuing
  operations                       (4,179)     (3,722)      (3,073)   (6,778)
Discontinued operations
  Video games segment               7,170      11,598        6,249       212
Hotel and casino
  segments                         (2,723)      1,017        3,945    (5,177)
----------------------------------------------------------------------------
Net income (loss)                    $268      $8,893       $7,121  $(11,743)



Primary and fully diluted earnings per share of common stock:
-------------------------------------------------------------
Loss from continuing
  operations                        $(.17)      $(.15)       $(.13)    $(.28)
----------------------------------------------------------------------------
Net income (loss)                    $.01        $.37         $.30     $(.49)
----------------------------------------------------------------------------
Shares used                        24,109      24,120       24,126    24,130
----------------------------------------------------------------------------


     The June 30, 1996 quarter included pinball business downsizing after tax restructuring charges of $2,091,000, $.09 per share, (see Note 4) and additional provisions for gaming inventory obsolescence of $2,200,000 ($1,344,000 after tax, $.05 per share) that in the aggregate increased the loss from continuing operations and net loss by $.14 per share.

WMS INDUSTRIES INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     CONTINUED


NOTE 16: INDUSTRY SEGMENTS

--------------------------------------------------------------------------------------------------------
The video games segment has been classified as discontinued operations because of the Company's decision to spin-off Midway Games Inc. (see Note 1), and prior years have been restated to reflect the reclassification.
--------------------------------------------------------------------------------------------------------
(in thousands)                                                               1997       1996       1995
--------------------------------------------------------------------------------------------------------
REVENUES
Pinball and novelty                                                       $42,983    $55,679   $111,843
Gaming                                                                     33,613     37,523     22,172
--------------------------------------------------------------------------------------------------------
Total revenues                                                            $76,596    $93,202   $134,015
========================================================================================================
OPERATING LOSS
Pinball and novelty (including restructuring charges of $3,422 in 1996)   $(2,997)  $(17,093)   $(2,590)
Gaming                                                                    (12,510)    (9,508)    (8,036)
Provisions related to WMS Gaming Inc. patent litigation (Note 13)         (61,925)         -          -
Unallocated general corporate expenses                                     (1,884)    (3,106)    (3,260)
--------------------------------------------------------------------------------------------------------
Total operating loss                                                      (79,316)   (29,707)   (13,886)

Interest and other income                                                   5,661      3,705      4,801
Interest expense                                                           (3,443)    (3,306)    (2,821)
--------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes                      $(77,098)  $(29,308)  $(11,906)
========================================================================================================
IDENTIFIABLE ASSETS
Pinball and novelty                                                       $51,930    $53,044    $58,634
Gaming                                                                     53,225     59,803     20,462
Corporate                                                                 111,047    134,645    115,550
Net assets of discontinued operations - hotel and casino segments               -     42,091     49,792
Net assets of discontinued operations - video games segment                90,713      5,488     49,752
--------------------------------------------------------------------------------------------------------
Total assets                                                             $306,915   $295,071   $294,190
========================================================================================================
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
Pinball and novelty                                                        $3,448     $3,107     $2,591
Gaming                                                                        612        360        168
Corporate                                                                      23         31         65
--------------------------------------------------------------------------------------------------------
Total depreciation of property, plant and equipment                        $4,083     $3,498     $2,824
========================================================================================================
CAPITAL EXPENDITURES
Pinball and novelty                                                        $1,953     $6,658    $12,945
Gaming                                                                      1,499      1,678        588
Corporate                                                                      19         17         16
--------------------------------------------------------------------------------------------------------
Total capital expenditures                                                 $3,471     $8,353    $13,549
========================================================================================================
Export sales (primarily to Western Europe)                                $33,731    $41,392    $97,590
========================================================================================================
Sales to major customers                                                  $12,099    $13,984    $49,361
========================================================================================================