Form 10-K, Exhibit 13
period 1998-06-30
WMS INDUSTRIES INC /DE/
filed 1998-09-25
CIK 350077

WMS Industries Inc.

                        SELECTED FIVE-YEAR FINANCIAL DATA

(In thousands, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA  June 30,                    1998            1997            1996            1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $  98,990       $  76,596       $  93,202       $ 134,015      $ 160,851
-----------------------------------------------------------------------------------------------------------------------------------
Operating loss                                               (78,664)        (79,316)        (29,707)        (13,886)        (6,307)
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
  before income taxes                                        (74,254)        (77,098)        (29,308)        (11,906)        (5,919)
-----------------------------------------------------------------------------------------------------------------------------------
Credit for income taxes                                      (25,430)        (30,301)        (11,556)         (5,779)        (4,162)
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                              (48,824)(1)     (46,797)(2)     (17,752)(3)      (6,127)        (1,757)
Discontinued operations, net of applicable income taxes:
  Video games segment
    Income from discontinued operations - net                 26,746          35,804          25,229          29,139         28,023
    Gain on initial public offering of subsidiary               --            47,771            --              --               --
  Hotel and casino segments
    Income (loss) from discontinued operations - net            --             3,917          (2,938)         (3,805)         2,217
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                          $ (22,078)      $  40,695       $   4,539       $  19,207       $ 28,483
===================================================================================================================================

Basic and diluted per share of common stock:
  Loss from continuing operations                          $   (1.85)(1)   $   (1.92)(2)   $    (.74)(3)   $    (.25)      $   (.07)
===================================================================================================================================
  Net income (loss)                                        $    (.84)      $    1.67       $     .19       $     .80       $   1.19
===================================================================================================================================
Average number of shares outstanding                          26,446          24,334          24,122          24,102         24,016
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                               $ 207,522       $ 306,915       $ 295,071       $ 294,190      $ 262,148
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                                              112,066         103,910         157,248         112,891        118,684
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                  --            57,500          57,500          57,500         57,500
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                         155,291         196,000         210,033         208,571        181,472
-----------------------------------------------------------------------------------------------------------------------------------


(1) Loss from continuing operations for fiscal 1998 includes an after-tax charge of $39,917,000, $1.51 per share, from the Midway Games Inc. spin-off related adjustment to the WMS common stock purchase options outstanding at the date of the spin-off.

(2) Loss from continuing operations for fiscal 1997 includes an after-tax loss provision of $37,361,000, $1.54 per share, related to WMS Gaming Inc. patent litigation. See Note 13 in the Notes to Consolidated Financial Statements.

(3) Loss from continuing operations for fiscal 1996 includes pinball business downsizing after-tax restructuring charges of $2,091,000, $.09 per share, and additional after-tax provisions for gaming inventory obsolescence of $1,344,000, $.05 per share.

WMS Industries Inc.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below contains certain forward looking statements concerning future business conditions and the outlook for the Company based on currently available information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of certain risks and uncertainties, including, without limitation, the Company's loss from continuing operations, financial strength of the gaming and pinball industries, the expansion of legalized gaming into new markets, the development and success of new games and new technologies, the ability of the Company to qualify for and maintain gaming licenses and approvals, the outcome of certain legal proceedings to which the Company is a party and other risks more fully described under "- Factors Affecting Future Performance" in the Company's Annual Report on Form 10-K.

FINANCIAL CONDITION
Cash flows provided by operating, investing and financing activities before discontinued operations during fiscal 1998 was $39,390,000 as compared with net cash used of $60,580,000 during fiscal 1997.
   Cash used by operating activities before changes in operating assets and liabilities was $23,403,000 during fiscal 1998 compared with cash provided of $297,000 during fiscal 1997.
   The changes in operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in $17,787,000 of cash outflow during fiscal 1998 compared with a cash outflow of $15,875,000 during fiscal 1997. Cash outflow in fiscal 1998 was primarily due to increased inventories, receivables and the income tax receivable as compared to cash outflow in fiscal 1997 which was primarily due to increased inventories and receivables.
   Cash provided by investing activities was $66,425,000 in fiscal 1998 compared with cash used of $46,362,000 in fiscal 1997. Cash used for the purchase of property, plant and equipment during fiscal 1998 was $6,192,000 compared with $3,471,000 in fiscal 1997. Net cash provided by the sales of short-term investments and marketable equity securities was $72,617,000 in fiscal 1998 compared with net cash used for the purchase of short-term investments of $42,891,000 in fiscal 1997.
   Cash provided by financing activities from the exercise of common stock options was $14,333,000 in fiscal 1998 compared to $1,360,000 in fiscal 1997.
   Cash used for discontinued operations in fiscal 1998 of $4,300,000 included the payment of transaction costs for the Midway Games Inc. spin-off. Cash from discontinued operations in fiscal 1997 of $38,082,000 included the collection of the dividend notes from Midway Games Inc. of $50,000,000, net of the hotel and casino segments uses of $11,918,000.
   See the consolidated statements of cash flows on page 15 for further details of cash flow items.
   Management believes that cash and cash equivalents and short-term investments will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business as well as cash required to fund future operating losses, if any, and the Company's other presently anticipated needs. See Note 13 to the consolidated financial statements regarding patent litigation.

RESULTS OF OPERATIONS
FISCAL 1998 COMPARED WITH FISCAL 1997
Segment data discussed below is taken or derived from segment disclosures in
Note 16 to the consolidated financial statements.
   Consolidated revenues increased to $98,990,000 in fiscal 1998 from $76,596,000 in fiscal 1997. Gaming revenues in fiscal 1998 increased 68.9% to $56,788,000 from $33,613,000 in fiscal 1997. Pinball, novelty and cabinets revenues decreased 11.0% to $38,251,000 in fiscal 1998 from $42,983,000 in fiscal 1997 primarily due to the continuing industry wide decline in demand for pinball games. After the April 6, 1998 spin-off of Midway Games Inc. (See Note 1 to the consolidated financial statements), the Company continues to manufacture under a contract the coin-operated video games designed and sold by Midway Games Inc. ("Midway"). Revenues of the new business segment, contract manufacturing, for fiscal 1998 were $3,951,000.

WMS Industries, Inc.


   Consolidated gross profit increased to $22,019,000 in fiscal 1998 from $16,450,000 in fiscal 1997 due primarily to increased Gaming revenues which generated increased gross profit and an increase in the Gaming gross profit margin due to spreading certain fixed costs over greater production.
   In fiscal 1998 the Company recorded a pre-tax charge of $59,890,000 for the adjustment to WMS Industries Inc. ("WMS") outstanding common stock options to compensate the holders for the lost opportunity value represented by the shares of Midway distributed in the spin-off which option holders did not participate in. In fiscal 1997 the Company recorded a provision of $61,925,000 relating to patent litigation. See Note 13 to the consolidated financial statements.
   Loss from continuing operations was $48,824,000, $1.85 per share, in fiscal 1998 compared with $46,797,000, $1.92 per share, in fiscal 1997. Fiscal 1998 loss from continuing operations included an after-tax charge of $39,917,000, $1.51 per share, from the adjustments to the WMS outstanding common stock options. Fiscal 1997 loss from continuing operations included after-tax provisions relating to Gaming patent litigation of $37,361,000, $1.54 per share. After excluding these after tax items, loss from continuing operations was $8,907,000, $0.34 per share and $9,436,000, $0.39 per share, in fiscal 1998 and
1997, respectively. The decreased loss was primarily from the increased Gaming gross profit, after absorbing the increased selling and administrative expenses.

PINBALL, NOVELTY AND CABINETS
Pinball, novelty and cabinets revenues decreased 11.0% to $38,251,000 in fiscal 1998 from $42,983,000 in fiscal 1997. The decreased revenues were primarily due to the continuing industry wide decline in demand for pinball games.
   The pinball, novelty and cabinets segment operating loss increased to $7,761,000 in fiscal 1998 from $2,997,000 in fiscal 1997. The increase resulted primarily from lower gross profit due to reduced unit sales prices and continued development expense for the next generation of pinball.

GAMING
Gaming revenues increased 68.9% to $56,788,000 in fiscal 1998 from $33,613,000 in fiscal 1997. Gaming revenues increased primarily from the increase in the number of gaming devices sold during the year. Fiscal 1998 revenues included recently released reel spinning and video gaming devices including slot machines and video lottery terminals. Fiscal 1997 revenues included primarily old model reel spinning slot machines and video lottery terminals.

CONTRACT MANUFACTURING
Contract manufacturing segment revenues of $3,951,000 and operating income of $347,000 includes operations for the period April 6, 1998 to June 30, 1998 from the assembly of coin-operated video games for Midway.

FISCAL 1997 COMPARED WITH FISCAL 1996
Consolidated revenues decreased to $76,596,000 in fiscal 1997 from $93,202,000 in fiscal 1996. Gaming revenues in fiscal 1997 decreased 10.4% or $3,910,000 from fiscal 1996. Pinball, novelty and cabinets revenues decreased by $12,696,000 or 22.8% in fiscal 1997 primarily due to the continuing industry wide decline in demand for pinball games.
   Consolidated gross profit increased to $16,450,000 in fiscal 1997 from $8,422,000 (excluding the $3,422,000 in fiscal 1996 pinball restructuring charges) in fiscal 1996 due primarily to lower cost of sales in fiscal 1997 resulting from the restructuring of the pinball business.
   In fiscal 1997 the Company recorded a provision of $61,925,000 relating to Gaming patent litigation. See Note 13 to the consolidated financial statements.
   The increase in interest and other income was primarily from an increase in interest income on short-term investments and cash and cash equivalents because of the higher amount available for investment.

WMS Industries Inc.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



   Loss from continuing operations was $46,797,000, $1.92 per share, in fiscal 1997 compared with $17,752,000, $.74 per share, in fiscal 1996. Excluding the after-tax provisions relating to Gaming patent litigation of $37,361,000, loss from continuing operations was $9,436,000, $.39 per share in fiscal 1997. The decreased loss was primarily from the reduced pinball, novelty and cabinets segment operating loss.

PINBALL, NOVELTY AND CABINETS
Pinball, novelty and cabinets revenues decreased 22.8% to $42,983,000 in fiscal 1997 from $55,679,000 in fiscal 1996. The decreased revenues were primarily due to the continuing industry wide decline in demand for pinball games.
   The pinball, novelty and cabinets segment operating loss decreased 82.5% to $2,997,000 in fiscal 1997 from $17,093,000 in fiscal 1996. The change resulted primarily from the cost reductions resulting from June 1996 downsizing of this segment's operations.

GAMING
Gaming revenues decreased to $33,613,000 in fiscal 1997 from $37,523,000 in fiscal 1996. Gaming revenues were lower primarily from the negative impact on revenues of the Gaming patent litigation.

IMPACT OF INFLATION
During the past three years, the general level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.

YEAR 2000
The term y2k is used to refer to a worldwide computer-related problem where software programs and embedded programs in microprocessors will not work properly when processing a date greater than December 31, 1999. This problem results from using two digits to denote the third and fourth digit of a four-digit year and a program assuming 19 to be the first two digits. Many existing programs will continue to assume a 19 as the first and second digit while a 20 or greater is required. A method of fixing the problem is for all years to be denoted in a four-digit field and the program to recognize all four digits as the year. This y2k problem has resulted in significant worldwide concern about the future operations of businesses and other institutions.
   The Company began addressing this problem in 1996. Management believes that most of the systems utilized for the internal operations of the Company have been made y2k compliant at an estimated cost of $1,000,000. The remainder, which is primarily the upgrading of network servers, is to be made y2k compliant, at a cost estimated to be under $500,000. Management also believes that there are no y2k issues with respect to the functionality of any products sold in the past or expected to be sold in the future.
   Management also believes that the assembly of products should not be affected by malfunctioning tools or equipment using embedded microprocessors as the assembly process is not heavily reliant on such tools or equipment.
   The only known area of y2k related exposure is with the suppliers of components for gaming devices and pinball games. Although management has recently began a program of formal contact with its suppliers so as to assess the potential problem, management cannot make a determination as to the suppliers' level of y2k compliance at this time. However, management will assess problems, if any, with the suppliers. If needed, management will adjust the shipping dates accordingly and at worst the Company would expect a short-term delay in shipments. If such delay should occur it is not expected to have a material effect on operating results for any reportable period.

WMS Industries Inc.

                            MARKET FOR THE COMPANY'S
                            COMMON STOCK AND RELATED
                             SECURITY-HOLDER MATTERS


The Company's Common Stock, $.50 par value, is traded on the New York Stock Exchange (ticker symbol - WMS). The table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange for the periods indicated and no adjustment has been made for the two significant tax-free dividend distributions of common stock noted below:

--------------------------------------------------------------------------------
Calendar Period                             High         Low
--------------------------------------------------------------------------------
1996
Third Quarter                             $29 1/4      $19 1/2
Fourth Quarter                             27 7/8       19 1/2
--------------------------------------------------------------------------------

1997
First Quarter                             $24 3/8      $18 3/4
Second Quarter (through April 21)          20           18 1/8
Second Quarter (after April 21)            25 1/2       15 1/4
Third Quarter                              30 3/16      23 5/8
Fourth Quarter                             30 3/8       18
--------------------------------------------------------------------------------

1998
First Quarter                             $32 1/4      $ 19 1/16
Second Quarter (through April 6)           33 3/4        31 1/8
Second Quarter (after April 6)              5 5/8         2 1/2
Third Quarter (through Sept. 16)            7 5/8         3 1/2

   A tax-free dividend in the form of 1.19773 shares of Midway common stock (ticker symbol on the New York Stock Exchange - MWY) for every share of the Company's Common Stock was distributed on April 6, 1998.

   A tax-free dividend in the form of one share of WHG Resorts & Casinos Inc. for every four shares of the Company's Common Stock was distributed on April 22, 1997 (WHG was acquired by Patriot American Hospitality, Inc. in January 1998).

   No cash dividends were declared or paid during fiscal 1998 or 1997. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.

   At September 16, 1998, there were approximately 1,350 holders of record of the Common Stock.


REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

/S/ Ernst & Young LLP


Chicago, Illinois
August 17, 1998

WMS Industries Inc.

                           CONSOLIDATED BALANCE SHEETS


(In thousands)
--------------------------------------------------------------------------------------------------------
June 30,                                                                             1998           1997
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                        $ 36,943       $  1,853
Short-term investments                                                             26,000         70,000
--------------------------------------------------------------------------------------------------------
                                                                                   62,943         71,853
Receivables, net of allowances of $2,397 in 1998 and $5,439 in 1997                30,432         27,275
Income tax receivable                                                              10,114             --
Inventories
  Raw materials and work in progress                                               17,523         22,087
  Finished goods                                                                   22,097         11,502
--------------------------------------------------------------------------------------------------------
                                                                                   39,620         33,589
Deferred income taxes                                                              18,155         21,013
Other current assets                                                                  769          1,259
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                              162,033        154,989

Investment in marketable equity securities                                             --         15,000
Property, plant and equipment, net                                                 32,607         30,744
Net assets of discontinued operations - video games segment                            --         90,713
Other assets                                                                       12,882         15,469
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $207,522       $306,915
========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                 $  7,818       $  5,920
Accrued compensation and related benefits                                           3,020          3,223
Accrued discontinuance costs                                                           --          1,650
Accrued liability related to WMS Gaming Inc. patent litigation                     35,372         37,208
Other accrued liabilities                                                           3,757          3,078
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                          49,967         51,079

Long-term debt                                                                         --         57,500
Deferred income taxes                                                                 869            629
Other noncurrent                                                                    1,395          1,707

Stockholders' equity:
Preferred stock (5,000,000 shares authorized, none issued)                             --             --
Common stock (issued 28,032,766 shares in 1998 and 24,270,166 shares in 1997)      14,016         12,135
Additional paid-in capital                                                        170,418         84,673
Retained earnings (deficit)                                                       (28,995)       112,098
--------------------------------------------------------------------------------------------------------
                                                                                  155,439        208,906
Treasury stock, at cost (52,312 shares in 1998 and 1997)                             (148)          (148)
Unrealized loss on noncurrent marketable equity securities                             --        (12,758)
--------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                        155,291        196,000
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $207,522       $306,915
========================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.

                        CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------
Years ended June 30,                                                                        1998          1997           1996
-----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                               $  98,990      $ 76,596       $ 93,202

COST AND EXPENSES
  Cost of sales (including restructuring charges of $3,422 in 1996)                       76,971        60,146         88,202
  Research and development                                                                12,908        12,882         13,436
  Selling and administrative                                                              27,885        20,959         21,271
  Adjustment to common stock options                                                      59,890            --             --
  Provisions related to WMS Gaming Inc. patent litigation                                     --        61,925             --
-----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                                 177,654       155,912        122,909
-----------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                           (78,664)      (79,316)       (29,707)

Interest and other income                                                                  4,410         5,661          3,705
Interest expense                                                                              --        (3,443)        (3,306)
-----------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                      (74,254)      (77,098)       (29,308)

Credit for income taxes                                                                  (25,430)      (30,301)       (11,556)
-----------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                                          (48,824)      (46,797)       (17,752)

Discontinued operations, net of applicable income taxes:
  Video games segment
    Income from discontinued operations                                                   28,302        34,813         25,229
    Extraordinary gain on early extinguishment of debt                                        --         2,641             --
    Costs related to discontinuance, net                                                  (1,556)       (1,650)            --
    Gain on initial public offering of subsidiary                                             --        47,771             --
  Hotel and casino segments
    Income from discontinued operations                                                       --         4,742          2,953
    Costs related to discontinuance                                                           --          (825)        (5,891)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                      $ (22,078)     $ 40,695       $  4,539
=============================================================================================================================

Basic and diluted per share of common stock:
  Loss from continuing operations                                                      $   (1.85)     $  (1.92)      $   (.74)
-----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                    $    (.84)     $   1.67       $    .19
-----------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding                                                      26,446        24,334         24,122
-----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

WMS Industries Inc.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

-------------------------------------------------------------------------------------------------------------------------------
                                                               Additional    Retained     Treasury    Unrealized      Total
                                                    Common       paid-in     earnings      stock,       holding   stockholders'
                                                     stock       capital     (deficit)     at cost       loss        equity
-------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JUNE 30, 1995                        $12,083      $ 81,851     $ 119,367     $(159)      $ (4,571)    $ 208,571

Net income for the year ended June 30, 1996             --            --         4,539        --             --         4,539
Issuance of 34,450 shares of common stock
  through exercise of options                           17           410            --        --             --           427
Issuance of 4,000 treasury shares through the
  treasury share bonus plan                             --            89            --        11             --           100
Increase in unrealized holding loss on noncurrent
  investment in marketable equity securities            --            --            --        --         (3,750)       (3,750)
Tax benefit from exercise of
  common stock options                                  --           146            --        --             --           146
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1996                         12,100        82,496       123,906      (148)        (8,321)      210,033

Net income for the year ended June 30, 1997             --            --        40,695        --             --        40,695
Issuance of 70,104 shares of common stock
  through exercise of options                           35         1,325            --        --             --         1,360
Increase in unrealized holding loss on noncurrent
  investment in marketable equity securities            --            --            --        --         (4,437)       (4,437)
Tax benefit from exercise of
  common stock options                                  --           147            --        --             --           147
Adjustment to common stock options for
  distribution of subsidiary                            --           705            --        --             --           705
Distribution of subsidiary as a tax-free dividend       --            --       (52,503)       --             --       (52,503)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1997                         12,135        84,673       112,098      (148)       (12,758)      196,000

Net loss for the year ended June 30, 1998               --            --       (22,078)       --             --       (22,078)
Issuance of 758,385 shares of common stock
  through exercise of stock options                    379        13,954            --        --             --        14,333
Issuance of 2,488,855 shares of common stock
  in conversion of subordinated debentures           1,244        55,090            --        --             --        56,334
Issuance of 515,360 shares of common stock
  relating to adjustment of
  common stock options                                 258        14,717            --        --             --        14,975
Decrease in unrealized loss on noncurrent
  investment in marketable equity securities            --            --            --        --         12,758        12,758
Tax benefit from exercise of
  common stock options                                  --         1,984            --        --             --         1,984
Distribution of subsidiary as a tax-free dividend       --            --      (119,015)       --             --      (119,015)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JUNE 30, 1998                        $14,016      $170,418     $ (28,995)    $(148)       $    --     $ 155,291
===============================================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

------------------------------------------------------------------------------------------------------------------------------
Years ended June 30,                                                                        1998          1997           1996
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                       $(22,078)     $ 40,695       $  4,539

Adjustments to reconcile net income (loss) to net cash used by operating activities:
  Income from discontinued operations - video games segment                              (28,302)      (37,454)       (25,229)
  Income from discontinued operations - gain on initial public
    offering of subsidiary - video games segment                                              --       (47,771)            --
  Income from discontinued operations - hotel and casino segments                             --        (4,742)        (2,953)
  Costs related to discontinuance                                                          1,556         2,475          5,891
  Gain on sale of marketable equity securities                                              (859)           --             --
  Depreciation and amortization                                                            5,642         6,279          4,741
  Receivables provision                                                                      581           335            432
  WMS common stock issued in common stock option adjustment                               14,975            --             --
  Provisions related to Gaming patent litigation                                              --        60,875             --
  Deferred income taxes                                                                    3,098       (21,247)           286
  Stock option compensation expense                                                           --           705             --
  Tax benefit from exercise of common stock options                                        1,984           147            146
  Increase (decrease) resulting from changes in operating assets and liabilities
    Receivables                                                                           (3,738)       (4,505)       (12,044)
    Income tax receivable                                                                (10,114)           --             --
    Inventories                                                                           (6,031)      (12,207)       (14,115)
    Other current assets                                                                     490         3,972         (4,432)
    Accounts payable and accruals                                                          2,369        (2,608)        (7,394)
    Current income taxes payable                                                              --            --         (5,246)
    Other assets and liabilities not reflected elsewhere                                    (763)         (527)        (5,471)
------------------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                                                    (41,190)      (15,578)       (60,849)

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                 (6,192)       (3,471)        (8,353)
Net change in short-term investments                                                      44,000       (42,891)        20,754
Proceeds from sale of marketable equity securities                                        28,617            --             --
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                          66,425       (46,362)        12,401

FINANCING ACTIVITIES
Cash received on exercise of stock options                                                14,333         1,360            427
Redemption of long-term debt                                                                (178)           --             --
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                 14,155         1,360            427

DISCONTINUED OPERATIONS
Net transfer from discontinued operations and payment of
  transaction costs in 1998 - video games segment                                         (4,300)       50,000         19,493
Net transfer from (to) discontinued operations and payment
  of transaction costs - hotel and casino segments                                            --       (11,918)        10,542
------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by discontinued operations                                       (4,300)       38,082         30,035
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                          35,090       (22,498)       (17,986)
Cash and cash equivalents at beginning of year                                             1,853        24,351         42,337
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $ 36,943      $  1,853       $ 24,351
==============================================================================================================================

See notes to consolidated financial statements.

WMS Industries Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: BUSINESS OVERVIEW
WMS Industries Inc. ("WMS") operates in three business segments: the gaming segment which is engaged in the design, manufacture and sale of slot machines (video and reel type), video lottery terminals and other gaming devices; the pinball, novelty and cabinets segment which is engaged in the design, manufacture and sale of coin-operated pinball and novelty games and cabinets; and the contract manufacturing segment which continues to manufacture under a contract the coin-operated video games designed and sold by Midway Games Inc. ("Midway"). The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
   On April 6, 1998, WMS completed the spin-off, originally announced on August 11, 1997, of its 86.8% ownership interest in Midway consisting of 33,400,000 shares of Midway common stock, to the WMS stockholders. The activities of Midway, which was the video game segment of WMS, were included as discontinued operations at June 30, 1997.
   On April 22, 1997, WMS completed the spin-off, originally announced on June 26, 1996, of 100% of WMS' Puerto Rico based hotel, casino and hotel management business, WHG Resorts & Casinos Inc. ("WHG Resorts & Casinos"), to the WMS stockholders. Its activities were included as discontinued operations at June 30, 1996.

NOTE 2: PRINCIPAL ACCOUNTING POLICIES
CONSOLIDATION POLICY
The consolidated financial statements include the accounts of WMS and its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain prior year balances have been reclassified to conform with the current year presentation.

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

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1998, 1997 and 1996 was $633,000, $590,000 and $987,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
In December 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings for all public companies with complex capital structures. SFAS No. 128 also requires restatement of all prior period statements of earnings using the dual presentation of basic and diluted EPS. Basic EPS is computed by dividing income by the weighted average number of shares outstanding for the period. Diluted EPS reflects, on a pro forma basis, earnings per share for the period assuming the exercise or conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic EPS.

Dilutive securities would have included common stock options and convertible subordinated debentures, which were redeemed during the four months ended October 31, 1997 (see Note 8). In accordance with SFAS No. 128, the incremental shares from these dilutive securities were not included in the denominator of the diluted earnings per share calculation since there was a loss from continuing operations in the periods. The WMS loss from continuing operations in fiscal 1997 previously reported fully diluted EPS. Under SFAS No. 128, the fiscal 1997 loss from continuing operations and net income was restated to $(1.92) and $1.67, respectively, from fully diluted EPS calculated using the prior method of $(1.65) and $1.58, respectively.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" generally requires that companies report segment information for operating segments which are revenue producing components and for which separate financial information is produced and used internally. The Company plans to adopt SFAS No. 131 for the June 30, 1999 fiscal year, but has not yet completed its analysis of the impact of this statement on the financial statements.

NOTE 3: DISCONTINUED OPERATIONS
As discussed in Note 1, on April 6, 1998, the Company completed a spin-off of its 86.8% interest in Midway. Accordingly, the financial position, results of operations and cash flows of Midway have been reported as discontinued operations in the consolidated financial statements. Net assets of the video games segment of $119,015,000 at the time of spin-off were included as a reduction of retained earnings from the tax-free dividend.

WMS Industries Inc.


   In conjunction with the Midway spin-off, at the request of the Board of Directors, on April 6, 1998 Neil D. Nicastro resigned as President, Chief Executive Officer and Chief Operating Officer of WMS to devote his full time to Midway as Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer. Neil D. Nicastro agreed to the early termination and full settlement of his employment agreement with WMS pursuant to which, in lieu of all future payments of base salary, bonus, retirement and death benefits, he received a payment of $2,500,000 and a 10 year option to purchase 250,000 shares of the Company's common stock. The payment less income tax benefit of $861,000 and amounts previously accrued under his employment agreement are included in discontinuance costs in fiscal 1998. Other discontinuance costs of $150,000 were accrued in connection with the Midway spin-off in addition to the $1,650,000 accrued June 30, 1997.
   The condensed balance sheet for Midway at June 30, 1997 is as follows:

-------------------------------------------------------------
(in thousands)                                          1997
-------------------------------------------------------------
ASSETS
Current assets:
Cash and short-term investments                     $ 61,862
Receivables, net                                      54,477
Inventories                                           27,958
Other current assets                                  10,108
-------------------------------------------------------------
Total current assets                                 154,405

Property and equipment, net                            9,498
Excess of purchase cost over amount
  assigned to net assets acquired, net                49,150
Other assets                                           1,265
-------------------------------------------------------------
Total assets                                        $214,318
=============================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                    $ 20,918
Accrued payment on 1994 purchase
  of Tradewest                                        14,400
Accrued liabilities                                   32,777
-------------------------------------------------------------
Total current liabilities                             68,095

Other noncurrent liabilities                           5,455

Stockholders' equity                                 140,768
-------------------------------------------------------------
Total liabilities and stockholders' equity          $214,318
=============================================================

   The June 30, 1997 net assets of discontinued operations of the video games segment of $90,713,000 included in the WMS consolidated balance sheet is comprised of the Company's 86.8% ownership interest in Midway stockholders' equity of $140,768,000, or $122,121,000, less $31,408,000 of deferred tax liability on the book to tax difference on the investment in Midway Games Inc.
   The condensed income statement for Midway for the nine months ended March 31, 1998 and for the fiscal years ended June 30, 1997 and 1996 is as follows:

------------------------------------------------------------
(in thousands)                  1998        1997        1996
------------------------------------------------------------

Revenues                    $293,144    $388,266    $245,423
Cost and expenses            242,850     327,693     204,929
------------------------------------------------------------
Operating income              50,294      60,533      40,494
Interest and other
  income, net                  2,326       2,130         271
------------------------------------------------------------
Income before tax
  provision and
  extraordinary credit        52,620      62,663      40,765
Provision for
   income taxes              (19,996)    (23,812)    (15,536)
------------------------------------------------------------
Income before
  extraordinary credit        32,624      38,851      25,229
Extraordinary gain, net           --       3,044          --
------------------------------------------------------------
Net income                  $ 32,624    $ 41,895    $ 25,229
============================================================

   The income from discontinued operations of the video games segment for the nine months ended March 31, 1998 and fiscal 1997 and 1996 shown in the WMS consolidated statements of income is equal to income before extraordinary credit of Midway for each year, except that the nine months ended March 31, 1998 and the fiscal 1997 is reduced by minority interest in income of $4,322,000 and $4,038,000, respectively. The extraordinary gain is reduced by minority interest of $403,000. WMS recognized an after tax gain of $47,771,000 on the Midway initial public offering completed on October 29, 1996.
   On April 22, 1997 the Company completed a spin-off of WHG Resorts & Casinos. Accordingly, the results of operations and cash flows of these business segments have been reported as discontinued operations in the consolidated financial statements for fiscal 1997 and 1996. Net assets of the hotel and casino segments of $52,503,000 at the time of spin-off were included as a reduction of retained earnings from the tax-free dividend.
   In connection with the spin-off, the Board of Directors of WMS requested Louis J. Nicastro, and Mr. Nicastro agreed, to become the Chairman of the Board and chief executive officer of WHG Resorts & Casinos and to relinquish his position as co-chief executive officer of WMS. Effective July 1, 1996, Mr. Nicastro also agreed to the early termination and full settlement of his employment agreement pursuant to which, in lieu of all future payments of base salary, bonus, retirement and death benefits, Mr. Nicastro received a lump sum payment of $9,125,000, with interest from July 1, 1996. As of June 30, 1996, $1,940,000 had previously been accrued for future payments under his employment agreement. The amount of the settlement involved present valuing certain future

WMS Industries Inc.

payments. Transaction costs incurred in connection with the spin-off were $825,000 in fiscal 1997 and costs incurred in fiscal 1996 were $5,891,000, including the contract settlement payment as well as estimated transaction costs of $1,500,000. The fiscal 1996 costs are net of a $2,794,000 tax benefit.
   Income from discontinued operations includes the results of WHG Resorts & Casinos for the nine months ended March 31, 1997 and for the fiscal year ended June 30, 1996 as follows:

------------------------------------------------------------
(in thousands)                              1997        1996
-------------------------------------------------------------

Revenues                                $ 41,206    $ 68,694
Costs and expenses                        30,384      58,601
-------------------------------------------------------------
Operating income                          10,822      10,093
Interest expense, net                       (846)     (1,859)
-------------------------------------------------------------
Income before income
  taxes and minority interests             9,976       8,234
Provision for income taxes                (2,302)     (1,645)
Minority interests                        (2,932)     (3,636)
-------------------------------------------------------------
Income from
  discontinued operations                $ 4,742     $ 2,953
-------------------------------------------------------------


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

NOTE 5: INVESTMENTS IN SECURITIES
All investments are designated as available-for-sale and are recorded at market value with the holding gain or loss reflected in stockholders' equity. A summary of securities held at June 30 were as follows:

-------------------------------------------------------------
                                            Gross
                                         Unrealized  Market
(in thousands)                    Cost      Loss      Value
-------------------------------------------------------------
1998
----
Securities included as part
  of cash equivalents            $ 9,407   $    --   $ 9,407
Short-term investments            26,000        --    26,000

1997
----
Securities included as part
  of cash equivalents            $    54   $    --   $    54
Short-term investments            70,000        --    70,000
Marketable equity securities
  noncurrent                      27,758    12,758    15,000
============================================================


   Short-term investments consist principally of money market preferred stocks that generally have no fixed maturity dates but have dividend reset dates every 49 days or less.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT
At June 30 net property, plant and equipment were:

----------------------------------------------------------------
(in thousands)                              1998        1997
----------------------------------------------------------------

Land                                    $  3,481    $  3,481
Buildings and improvements                25,113      21,866
Machinery and equipment                   26,626      24,490
Furniture and fixtures                     2,107       2,005
----------------------------------------------------------------
                                          57,327      51,842
Less accumulated depreciation            (24,720)    (21,098)
----------------------------------------------------------------
Net property, plant and equipment       $ 32,607    $ 30,744
================================================================


NOTE 7: INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Deferred tax assets also include the future tax benefit from unrealized capital losses.
   Significant components of the Company's deferred tax assets and liabilities at June 30 were:

--------------------------------------------------------------
(in thousands)                              1998        1997
--------------------------------------------------------------
Deferred tax assets resulting from

  Unrealized capital loss                $    --     $ 5,382
  Inventory valuation                      2,335       1,444
  Accrued items not
    currently deductible                     989       1,240
  Accruals relating to
    Gaming litigation                     18,275      22,892
  Other                                       --         192
-------------------------------------------------------------
  Total deferred tax assets               21,599      31,150
-------------------------------------------------------------
Valuation allowance for unrealized
  capital loss                                 --     (5,382)
-------------------------------------------------------------
Net deferred tax assets                   21,599      25,768
Deferred tax liabilities resulting from
  Tax over book depreciation                 924       1,091
  Federal tax on deferred state tax        1,682       1,460
  Other                                    1,707       2,833
-------------------------------------------------------------
  Total deferred tax liabilities           4,313       5,384
-------------------------------------------------------------
Net deferred tax assets                  $17,286     $20,384
=============================================================

WMS Industries Inc.


   Significant components of the provision (credit) for income taxes for the years ended June 30, 1998, 1997 and 1996 were:

-------------------------------------------------------------
(in thousands)                  1998        1997        1996
-------------------------------------------------------------
Current
  Federal                   $(26,753)   $ (7,754)   $(10,106)
  State                       (3,759)     (1,447)     (1,882)
-------------------------------------------------------------
    Total current            (30,512)     (9,201)    (11,988)
Deferred
  Federal                      2,679     (17,297)        327
  State                          419      (3,950)        (41)
-------------------------------------------------------------
    Total deferred             3,098     (21,247)        286
Provision for tax benefits
  resulting from
  stock options                1,984         147         146
-------------------------------------------------------------
Credit for income taxes on
  continuing operations      (25,430)    (30,301)    (11,556)
Provision for income taxes
  on discontinued operations
  extraordinary gain              --       2,001          --
Provision for income taxes
  on discontinued
  operations                  19,135      57,522      14,386
-------------------------------------------------------------
Income tax (credit)
  provision, net            $ (6,295)   $ 29,222    $  2,830
=============================================================

   The credit for income taxes on continuing operations differs from the amount computed using the statutory federal income tax rate as follows:

-------------------------------------------------------------
                                    1998      1997      1996
-------------------------------------------------------------
Statutory federal income
  tax rate                          35.0%     35.0%     35.0%
State income taxes,
  net of federal effect              2.7       4.6       4.3
Option adjustment cost
  not deductible                    (3.5)       --        --
Other, net                            --      (0.3)      0.1
-------------------------------------------------------------
                                    34.2%     39.3%     39.4%
=============================================================

NOTE 8: LONG-TERM DEBT
During fiscal 1998, as a result of a call for redemption on September 22, 1997 of 33% of the $57,500,000 in outstanding debentures and a call for redemption on October 29, 1997 of the remaining outstanding debentures, debentures with an aggregate principal amount of $57,322,000 were converted into 2,488,855 shares of WMS common stock and $178,000 of such debentures were redeemed.
   The amount of interest paid during fiscal 1997 and 1996 was $3,443,000 and $3,306,000, respectively.

NOTE 9: STOCKHOLDERS' EQUITY
Authorized common stock of the Company consists of 100,000,000 shares of $.50 par value. At June 30, 1998, 5,394,765 shares of common stock were reserved for possible issuance for stock option plans. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by the Board of Directors.

   At the date of the Midway spin-off the WMS Rights Agreement became effective. Under the Rights Agreement, each share of WMS common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.

NOTE 10: COMMON STOCK PLANS
Under the stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2008. Options may be granted to employees and under certain conditions to non-employee directors and consultants. The stock option committee has the authority to fix the terms and conditions upon which each employee option is granted, but in no event shall the term exceed ten years or generally be granted at less than 100% of the fair market value of the stock at the date of grant.

On September 30, 1997, the Company entered into an agreement with each of the holders of all of the common stock options then outstanding, which were exercisable into 4,089,011 shares of WMS common stock, regarding option adjustment in connection with the Midway spin-off. Each option holder agreed not to exercise their stock option through the date of the Midway spin-off (see Note
1). On the spin-off record date of March 31, 1998, the Company recorded a pre-tax charge of $59,890,000 for the adjustment to stock options, pursuant to the anti-dilution provision of the Company's stock option plans, to compensate the holders for the lost opportunity value represented by the shares of Midway distributed in the spin-off which option holders did not participate in. Of that amount, cash payments on April 6, 1998 totaled $35,001,000, and 515,360 pre spin-off shares of WMS common stock were issued valued at $14,974,000. An additional $4,179,000 was paid in the fourth quarter of fiscal 1998 and $779,000 was accrued for the Company's portion of payroll tax. Expense related to the adjustment of stock options not vested in the current fiscal

WMS Industries Inc.

year will be recorded and paid in future years consistent with the options' vesting schedule. At June 30, 1998, the maximum additional future pre-tax expense related to non-vested stock options is $7,253,000 plus interest.

   At the request of the Board of Directors, in lieu of receiving from the Company the adjustment to stock option payment, Louis J. Nicastro, Chairman of the Board, exercised all of his 629,554 WMS common stock options and sold the shares of common stock on March 19, 1998. The cash received by the Company of $13,437,000 from exercise of these options was then available for the stock option adjustment payments. Louis J. Nicastro received $4,957,000 from the Company as compensation for the difference between what the Company would have paid him for his stock option adjustment and the net he received from exercise and sale.

   The Company accounts for stock options for purposes of determining net income in accordance with APB No. 25. During fiscal 1997, $705,000 was recognized as stock option compensation in connection with the modification by the Board of Directors of the outstanding stock option terms because of the spin-off of the Company's hotel and casino segments.

   A summary of the status of the Company's stock option plans for the three years ended June 30, 1998 was as follows:


-------------------------------------------------------------
                                                  Weighted
                                      Shares       average
                                       (000)   Exercise Price
-------------------------------------------------------------

Outstanding at June 30, 1995           3,058       $24.44
Granted                                  156        22.31
Exercised                                (34)       12.39
Forfeited                                (24)       20.50
                                       -----
Outstanding at June 30, 1996           3,156        24.50
Granted                                  215        23.62
Exercised                                (53)       20.48
Forfeited                                (50)       21.63
                                       -----
Outstanding at modification
  date (4/22/97)                       3,268        24.54
                                       -----
Activity after 4/22/97 modification:
Outstanding as modified                4,114        19.49
Granted                                   25        20.25
Exercised                                (17)       16.07
                                       -----
Outstanding at June 30, 1997           4,122        19.51
Exercised                               (663)       21.22
                                       -----
Outstanding at modification
  date (4/6/98)                        3,459        19.18
                                       -----
Activity after 4/6/98 modification:
Outstanding as modified                3,459         3.16
Granted                                1,041         5.16
Exercised                                (94)        2.57
                                       -----
Outstanding at June 30, 1998           4,406         3.65
==========================================================


   The weighted average remaining contractual life of outstanding options on June 30, 1998 was 6.7 years. At June 30, 1998, 3,799,000 options with a weighted average exercise price of $3.66 per share were exercisable, outstanding options have exercise prices that range from $2.26 to $5.44 and 989,000 shares were available for future grants under the plans. At June 30, 1997, 3,506,000 options with a weighted average exercise price of $19.70 per share were exercisable, outstanding options had exercise prices that ranged from $13.70 to $21.34.
   On April 6, 1998, the Board of Directors reduced the exercise price of each option by approximately 83.5% to reflect the initial post Midway spin-off trading price of WMS common stock. This modification did not result in any additional pro forma compensation expense.
   On April 22, 1997, the Board of Directors increased the number of outstanding stock options by approximately 26% for each option holder and reduced the exercise price of each option by approximately 20% to reflect the dilution to the outstanding stock options for the distribution of WHG Resorts & Casinos Inc. to the shareholders of WMS.
   The Company has a Treasury Share Bonus Plan for key employees covering all the shares of common stock held in the treasury. The vesting and other terms of the awards are flexible. No awards of treasury stock were outstanding at June 30, 1998 and 1997.
   SFAS No. 123 regarding stock option plans permits the use of APB 25 but requires the inclusion of certain pro forma disclosures in the footnotes. Pro forma net income (loss) and net income (loss) per share adjusted for the pro forma expense provisions of SFAS 123 were:


----------------------------------------------------------------
                            1998          1997         1996
----------------------------------------------------------------
Pro forma net
income (loss)          $(25,850,000)  $28,367,000   $4,398,000

Pro forma basic and
  diluted net income
  (loss) per share     $      (0.98)  $      1.17   $     0.18
=================================================================

   The fiscal 1997 pro forma net income includes an after tax charge of $7,985,000 relating to the modification of options because of the spin-off of the hotel and casino segments. The fiscal 1998 and 1997 pro forma net income includes an after tax charge of $1,747,000 and $4,343,000 respectively, for the granting of Midway options.
   The pro forma fair value of each option grant, and in 1997 the modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions used for modifications and grants in fiscal 1998, 1997 and 1996: dividend yield 0% for all three years, expected volatility of .37 for all three years; risk free interest rates

WMS Industries Inc.

of 5.65% in 1998 and 6.1% for 1997 and 1996 and expected life of the options of six years for 1998 and three years for 1997 and 1996. The weighted average pro forma fair value, using the Black-Scholes assumptions noted above, of the options granted during fiscal 1998 and 1997 was $2.36 and $5.33, respectively.

NOTE 11: CONCENTRATION OF CREDIT AND
MARKET RISK AND FAIR VALUE DISCLOSURES OF
FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1998, 20% of trade accounts receivable are from sale of games to the Company's distributors located primarily throughout the United States and Western Europe and because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. The accounts and notes receivable from the sale of gaming devices are generally from a large number of customers with no significant concentration other than in Nevada.
   The amounts reported for cash equivalents and short-term investments are considered to be a reasonable estimate of their fair value.

NOTE 12: LEASE COMMITMENTS

The Company leases certain of its office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1998 as follows:

--------------------------------------------------------------
(in thousands)
--------------------------------------------------------------

1999                                                  $  956
2000                                                     577
2001                                                     291
2002                                                      35
-------------------------------------------------------------
                                                      $1,859
=============================================================

   Rent expense for fiscal 1998, 1997 and 1996 was $1,699,000, $1,414,000 and
$1,594,000, respectively.

NOTE 13: PATENT LITIGATION
The Company's subsidiary, WMS Gaming Inc. ("WGI"), is currently involved in patent infringement litigation with its competitor International Game Technology ("IGT") regarding a certain slot machine component patent. During fiscal 1997, the U.S. District Court for the Northern District of Illinois ruled that WMS Gaming's Model 400 reel spinning slot machine infringed IGT's patent and issued a permanent injunction prohibiting the sale of Model 400 and entered a judgment in favor of IGT and against WGI in the amount of $32,845,000 in the Model 400 slot machine action. The same District Court issued a preliminary injunction prohibiting the sale of WMS Gaming's reel spinning slot machine Model 401. The Model 400 and Model 401 operate differently and each machine is based on separate and distinct methods of operation, each corresponding to separate patents granted by the U.S. Patent and Trademark Office to WGI. WGI has appealed the decisions of the District Court to the U.S. Court of Appeals for the Federal Circuit. However, due to the fact that obtaining a reversal before the Federal Circuit occurs in only a minority of the patent cases it reviews, as of December 31, 1996, management accrued $61,925,000 to provide for the judgment and other costs and losses noted below.
   The $61,925,000 loss provision, as adjusted, provides for the judgment award of $32,845,000 and among other things realization of inventory, receivables and legal fees. The major components of the balance of the provision were $6,950,000 for sales returns and uncollectible receivables and $16,300,000 for excess and unusable reel spinning slot machine inventory. Through June 30, 1998, $15,162,000 has been charged to the provisions primarily for uncollectible receivables, inventory and legal fees.
   The slot machines component which is the subject of the litigation is only used in reel spinning slot machines and not in video lottery terminals and other video gaming machines. If the Company is unable to obtain a reversal of the District Court judgment and preliminary injunction on appeal, and is unable to develop or acquire non-infringing alternate devices or obtain a license to use the patent, further development of the Company's reel spinning slot machine business may be adversely affected.

NOTE 14: PENSION PLANS
During fiscal 1992 the Company suspended the defined benefit pension plan that covers salaried employees of the amusement game and gaming businesses and corporate headquarters. During fiscal 1998 the Company suspended the defined benefit pension plan covering certain hourly employees of the gaming business.
   The suspended defined benefit plans provide pension benefits that are based on a flat monthly rate multiplied by the number of years of service. The Company's funding policy for these plans is to make at least the minimum annual contributions required by ERISA. Plan assets are invested primarily in guaranteed insurance contracts.

WMS Industries Inc.

   The components of net periodic pension cost based on an expected long-term rate of return on plan assets of 9% were:


-------------------------------------------------------------
(in thousands)                        1998     1997     1996
-------------------------------------------------------------
Service costs-benefits earned
  during the year                    $ 107    $ 185    $ 210
Interest cost on
  projected obligation                 372      395      413
Actual return on plan assets          (155)    (185)    (153)
Net amortization of
  unrecognized net obligation
  at transition and deferrals          (43)     (13)     (60)
-------------------------------------------------------------
Net periodic pension cost
  for the year                       $ 281    $ 382    $ 410
=============================================================


   The plans' funded status and amounts included in the Company's consolidated balance sheets at June 30 were:


-------------------------------------------------------------
(in thousands)                              1998        1997
-------------------------------------------------------------
Actuarial present value of projected
  benefit obligation, including vested
  obligations of $4,059 and $4,114,
  respectively                           $(4,441)    $(4,724)
Fair value of plan assets                  2,789       3,184
-------------------------------------------------------------
Funded status                             (1,652)     (1,540)
Unrecognized net obligations being
  recognized over a remaining 5 years        305         376
Unrecognized net loss                        755         356
Adjustment required to recognize
  minimum liability                       (1,031)       (725)
-------------------------------------------------------------
Accrued pension liability                $(1,623)    $(1,533)
=============================================================

   The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% at June 30, 1998 and 1997. Other assets include an intangible asset of $1,031,000 and $725,000 at June 30, 1998 and 1997, respectively, resulting from the adjustment required to recognize the minimum pension liability.
   The Company has two defined contribution employee retirement savings plans. These defined contribution plans cover certain hourly and salaried employees of the amusement game and gaming businesses and corporate headquarters. The Company's contributions to these plans are based on employee participation with certain limitations. The Company may change any of the factors which determine the Company's contribution to such plans. A subsidiary is required to make contributions on behalf of unionized employees to defray part of the costs of the multi-employer pension plan established by its labor union. Such contributions are computed using a fixed charge per employee. Contributions to the defined contribution and multi-employer plans for fiscal 1998, 1997 and 1996 were $207,000, $181,000 and $215,000, respectively.


NOTE 15: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1998 and 1997 are as follows:

--------------------------------------------------------------
(in thousands, except   Sept. 30  Dec. 31   Mar. 31   June 30
per share amounts)        1997     1997      1998      1998
--------------------------------------------------------------
FISCAL 1998 QUARTERS
Revenues               $20,035   $23,397   $ 20,511   $35,047
Gross profit             5,350     5,767      4,308     6,594
Loss from continuing
  operations            (2,989)   (1,502)   (43,350)     (983)
Discontinued operations
  Video games segment    6,277    15,947      4,522        --
--------------------------------------------------------------
Net income (loss)      $ 3,288   $14,445   $(38,828)  $  (983)

Basic and diluted per share of common stock:
--------------------------------------------------------------
  Loss from continuing
    operations         $  (.12)  $  (.06)  $  (1.62)  $  (.04)
--------------------------------------------------------------
  Net income (loss)    $   .13   $   .54   $  (1.45)  $  (.04)
  Average number of
    shares outstanding  24,549    26,471     26,843    27,944
--------------------------------------------------------------

   The June 30, 1998 quarter includes an after-tax gain of $530,000, $0.02 per share, on the sale of non current marketable securities.
   The March 31, 1998 quarter includes an after-tax charge of $39,917,000, $1.49 per share, for the spin-off related adjustment to WMS outstanding common stock options.


-------------------------------------------------------------
(in thousands, except  Sept. 30   Dec. 31   Mar. 31  June 30
per share amounts)       1996      1996      1997     1997
-------------------------------------------------------------
FISCAL 1997 QUARTERS
Revenues               $15,016    $18,623  $18,608   $24,349
Gross profit             2,965      4,127    4,551     4,807
Loss from continuing
  operations            (2,507)   (39,712)  (2,381)   (2,197)
Discontinued operations
  Video games segment    6,077     13,409    5,566    10,752
  Gain on initial
    public offering
    of subsidiary           --     47,771       --        --
  Hotel and
    casino segments         --         --    3,917        --
-------------------------------------------------------------
Net income             $ 3,570    $21,468  $ 7,102   $ 8,555

Basic and diluted per share of common stock:
-------------------------------------------------------------
  Loss from continuing
    operations         $  (.10)   $ (1.64) $  (.10)  $  (.09)
-------------------------------------------------------------
  Net income           $   .15    $   .89  $   .29   $   .35
  Average number of
    shares outstanding  24,156     24,193   24,199    24,449
=============================================================

The December 31, 1996 quarter includes an after-tax charge of $37,361,000, $1.54 per share, for a loss provision related to WMS Gaming Inc. patent litigation. (See Note 13).

WMS Industries Inc.


NOTE 16: INDUSTRY SEGMENTS

------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                        1998              1997              1996
------------------------------------------------------------------------------------------------------------------------------
REVENUES
Gaming                                                                            $ 56,788          $ 33,613          $ 37,523
Pinball, novelty and cabinets                                                       38,251            42,983            55,679
Contract manufacturing                                                               3,951                --                --
------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                    $ 98,990          $ 76,596          $ 93,202
==============================================================================================================================
OPERATING INCOME (LOSS)
Gaming                                                                            $ (9,590)         $(12,510)         $ (9,508)
Pinball, novelty and cabinets (including restructuring charges of $3,422 in 1996)   (7,761)           (2,997)          (17,093)
Contract manufacturing                                                                 347                --                --
Provisions related to WMS Gaming Inc. patent litigation (Note 13)                       --           (61,925)               --
Adjustment to common stock options (Note 10)                                       (59,890)               --                --
Unallocated general corporate expenses                                              (1,770)           (1,884)           (3,106)
------------------------------------------------------------------------------------------------------------------------------
Total operating (loss)                                                             (78,664)          (79,316)          (29,707)

Interest and other income                                                            4,410             5,661             3,705
Interest expense                                                                        --            (3,443)           (3,306)
------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes                               $(74,254)         $(77,098)         $(29,308)
==============================================================================================================================

IDENTIFIABLE ASSETS
Gaming                                                                            $ 70,517          $ 53,225          $ 59,803
Pinball, novelty and cabinets                                                       30,855            51,930            53,044
Contract manufacturing                                                              14,940                --                --
Corporate                                                                           91,210           111,047           134,645
Net assets of discontinued operations - hotel and casino segments                       --                --            42,091
Net assets of discontinued operations - video games segment                             --            90,713             5,488
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                      $207,522          $306,915          $295,071
==============================================================================================================================
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
Gaming                                                                            $    846          $    612          $    360
Pinball, novelty and cabinets                                                        2,967             3,448             3,107
Contract manufacturing                                                                 203                --                --
Corporate                                                                               15                23                31
------------------------------------------------------------------------------------------------------------------------------
Total depreciation of property, plant and equipment                               $  4,031          $  4,083          $  3,498
==============================================================================================================================
CAPITAL EXPENDITURES
Gaming                                                                            $  1,847          $  1,499          $  1,678
Pinball, novelty and cabinets                                                        4,315             1,953             6,658
Contract manufacturing                                                                  --                --                --
Corporate                                                                               30                19                17
------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                        $  6,192          $  3,471          $  8,353
==============================================================================================================================
Export sales (primarily to Western Europe)                                        $ 24,364          $ 33,731          $ 41,392
------------------------------------------------------------------------------------------------------------------------------
Sales to major customers                                                          $  7,960          $ 12,099          $ 13,984
------------------------------------------------------------------------------------------------------------------------------

                                                                              23